FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 333-144010

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Communication regarding 4Q08 earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	July 31, 2008	By:	/s/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

Quarterly Financial Letter 4th Quarter of Fiscal Year 2008 – February, March and April

Positive bottom-line of US$16.6 million highlights the first fiscal year of Cosan Ltd.

■
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP. For comparative purposes, the figures for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on those of Cosan S.A. as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

■
The FY’08 was marked by a huge increase in global sugarcane production and, consequently, sugar and ethanol output, especially in Brazil. Cosan followed this trend, although it gave priority to ethanol due to the distortions caused by India’s massive sugar production. As a result, Cosan’s ethanol sales volume moved up by 16.3% over the FY’07 to 406.1 million gallons, while sugar volume recorded a slight 3.9% decline to 3,114.4 thousand tonnes.

■
However, the hefty upturn in world production ended up creating an imbalance between supply and demand, squeezing sugar prices down. At the same time, the operational start-up of several new plants exclusively geared to ethanol, and the bias towards this product in the mix throughout the sector in Brazil, also exerted downward pressure on ethanol prices. As a result, sugar averaged ¢US$11.43/lb in the FY’08, 20.9% down on the FY’07 average, while ethanol averaged US$1.49 per gallon, down by 5.7%. The latter decline would have been even higher but for the huge volume of sales on the domestic market in R$, which appreciated strongly against the U.S. dollar in the period.

Summary of Financial and Operating Information
4Q'07	4Q'08	(In millions of U.S. dollars)	YTD'07	YTD'08
78.9	141.0	Ethanol Sold (millions of gallons)	349.3	406.1
616.3	841.3	Sugar Sold (thousand tonnes)	3,240.5	3,114.4
328.1	485.3	Net sales	1,679.1	1,491.2
69.4	66.9	• Gross profit	487.8	145.6
21.2%	13.8%	Gross Margin	29.1%	9.8%
(14.3)	(8.5)	• Operating income (loss)	232.9	(138.1)
-4.4%	-1.8%	Operating margin	13.9%	-9.3%
73.4	15.0	• EBITDA	436.5	94.3
22.4%	3.1%	EBITDA Margin	26.0%	6.3%
124.0	83.4	• Income (loss) before minority interest	349.7	(5.4)
62.6	57.3	• Net income (loss)	176.7	16.6
19.1%	11.8%	Profit (loss) Margin	10.5%	1.1%
242.6	300.8	Capex	356.2	642.9
555.8	(101.2)	• Net Debt	555.8	(101.2)
937.2	2,792.5	• Shareholders' & Minorities Equity	937.2	2,792.5

Definitions:

FY’08 - fiscal year begun May 1, 2007 and ended April 30, 2008
FY’07 - fiscal year begun May 1, 2006 and  ended April 30, 2007
4Q’08 - quarter ended April 30, 2008
4Q’07 - quarter ended April 30, 2007
YTD’08-period begun on the same date as  the FY’08 and ended at the close of the 4Q’08
YTD’07-period begun on the same date as the FY’07 and ended at the close of the 4Q’07
■
Despite the increase in volume, the lower prices meant that net operating revenue fell by 11.2% over the FY’07 to US$1,491.2 million. In addition, although part of the price slide was passed on to production costs in the case of cane acquired from third parties, strong agricultural input inflation and low harvest yields thanks to excess rainfall, coupled with the impact of the dollar devaluation on costs predominantly in Reais pushed the cost of goods sold up by 13.0%. As a result, gross profit dropped by 70.1% to US$145.6 million, accompanied by a gross margin of 9.8%, substantially less than the 29.1% recorded in the FY’07.

July 2008	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

▪
Selling expenses in reais were subjected to the same exchange rate influence as costs and came under further pressure from the 48.0% increase in FOB ethanol exports, which added logistics costs from freight and higher port charges (passed on to prices, helping rein in the ethanol price slide). As a result, FY’08 selling expenses moved up 26.0% to US$168.6 million. On the other hand, general and administrative expenses fell by 4.9% to US$115.1 million, reflecting the Company’s efforts to exercise strict control over these expenses in light of the adverse market conditions. Given all the above, Cosan posted FY’08 EBITDA of US$94.3 million, with a margin of 6.3%, 78.4% down on the US$436.5 million recorded in the FY’07 (margin of 26.0%).

▪
Net financial revenue of US$116.8 million included US$172.9 million from the impact of the exchange rate on dollar-denominated debt and US$49.3 million in gains from marked-to-market derivatives. The 59.6% reduction over the FY’07 was essentially due to a non-recurring judicial gain of US$149.1 million in the latter year. This financial revenue alleviated the negative impact of the US$138.1 million operating loss to a loss before minority interests of just US$5.4 million. However, since this loss was predominantly generated by Cosan S.A., 37.2% of which is held by minority shareholders, the adjustment for such interests led to a positive bottom line of US$16.6 million, reversing the negative guidance disclosed on the occasion of Cosan Ltd.’s IPO.

▪
Capex of US$542.9 million reflected the Group’s ongoing projects, led by investments in co-generation, capacity expansion, greenfield projects, harvest mechanization and the modernization of the productive process.

▪
Finally, in terms of capital structure, Cosan closed the FY’08 with a negative net debt of US$101.2 million, or cash equivalent, giving an exceptionally comfortable net debt/equity ratio of -5:105, allowing the Company to move ahead with its aggressive investment strategy, including payment of the recently-announced acquisition of Esso’s assets in Brazil.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency..
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are::
•evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
•the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
•the non-existence of amortization of goodwill;
•capitalization of interest on financings for fixed assets under construction;
•mark-to-market of hedge instruments recorded directly in the result;
•the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
•the non-existence of deferred expenses; and
•the booking of goods acquired through leasing under assets.

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Quarterly Financial Letter 4th Quarter of Fiscal Year 2008 – February, March and April

Despite record output, low prices and high costs resulted in a negative bottom line

Paulo Diniz, CFO & RI Luiz Felipe Jansen de Mello, Investor Relations Alexandre Sirihal, Financial Planning Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller
▪     Cosan S.A. (BOVESPA: CSAN3) closed the FY’08 with highly disparate performances in terms of production, operations and strategy. On the production front, Cosan achieved a new record, crushing 40.3 million tonnes of sugarcane, 11.5% up on the FY’07. With yield slightly down, generating an ATR (total ‘recoverable sugar) of 142.9 kg per tonne of cane, 2.7% less than in the previous season,  production of sugar-equivalent (i.e. total production) moved up by 8.5% to 6,365.8 thousand tonnes, 57% of which went to sugar and 43% to ethanol.

▪    The operating results were not so healthy, however. Reflecting the big drop in international sugar prices and the appreciation of the Real, Cosan’s average sugar sale price fell 33.5% year-on-year to R$454/ton, while its average ethanol price decreased by 20.4% to R$714 per thousand liters. As a result, even though ethanol sales volume moved up 18.6% over the FY’07, reaching the record level of 1,568.4 million liters, net operating revenue dropped 24.1% to R$2,736.2 million. If we include the result of hedge operations, net revenue would come to R$2,961.0 million, still 16.1% down on the adjusted FY’07 total.

■     Despite the pass-through of the price slide to the value of the ATR and, consequently, the cost of cane acquired from third parties, a prolonged period of severe weather conditions led to relative production idleness, increasing the overall cost of the harvest. In addition, the agricultural sector in general suffered sharp cost inflation, especially from inputs. As a result, while the cost of goods sold fell by only 3.8% to R$2,387.1 million, EBITDA plunged by 81.4% to R$172.9 million. If we factor in hedge operations, however, the reduction was 53.4%, with an EBITDAH of R$397.8 million.

ri@cosan.com.br www.cosan.com.br

4Q'07	4Q'08	Financial Highlights (R$MM)	YTD'07	YTD'08
682.1	843.0	Net Operating Revenue	3,605.1	2,736.2
170.3	149.4	Gross Profit	1,123.9	349.0
25.0%	17.7%	Gross Margin	31.2%	12.8%
128.4	46.2	EBITDA	928.0	172.9
18.8%	5.5%	EBITDA Margin	25.7%	6.3%
136.4	27.3	EBITDAH (Adjusted by Hedge)	853.7	397.8
19.8%	3.3%	EBITDAH Margin	24.2%	13.4%
164.7	(5.3)	Net Profit (Loss)	357.3	(47.8)
24.2%	-0.6%	Net Margin	9.9%	-1.7%

■
The hefty decrease in the operating result measured by EBITDAH was insufficient to absorb period depreciation and amortization. As a result, even with the exchange gains on dollar-denominated debt, Cosan posted a FY’08 net loss of R$47.8 million, entirely in line with previous disclosures and our guidance.

■
Finally, in strategic terms, Cosan fulfilled the prediction in its guidance one year previously that the FY’08 would be “poor year in results, but a very rich year in strategic opportunities”. The Company moved ahead with its restructuring throughout the year, strengthening its capital structure through the IPO of its parent company Cosan Ltd, the capital increase for Cosan S.A. and the Public Tender Offer, which resulted in net inflow of approximately US$1,442.8 million and increased Cosan Ltd.’s stake in Cosan S.A. to 62.8%. In addition, Cosan partially redeemed the bonds maturing in 2009, thereby extending the average maturity of its debt and eliminating the financial covenants, achieving investment grade debt status. Finally, Cosan continued with its aggressive growth program,

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investing heavily in co-generation, brownfield and greenfield projects, harvest mechanization and operational improvements. It also made important acquisitions in sugar and ethanol production, with the purchase of Benálcool, in the sugar export logistics chain, through the merger with the Teaçu Port Terminal and the consequent constitution of Rumo Logística, and in vertical integration through the purchase of Esso’s assets in Brazil.

A. Market Overview

■
According to ÚNICA, a total of 431.8 million tonnes of sugarcane were crushed in the Central-South region of Brazil in the 07/08 harvest, 15.8% more than in the 06/07 harvest. Sugar production increased slightly to 26.2 million tonnes, 1.5% higher than in the previous harvest. Meanwhile, ethanol output grew by 26.6% year on year, surpassing the mark of 20 billion liters. Ethanol output comprised 12.9 billion liters of hydrated ethanol, 44% more than the 8.9 billion liters produced in 06/07, while anhydrous ethanol production remained practically flat at 7.3 billion tonnes. The production mix favored ethanol, which consumed 56% of sugarcane volumes, while sugar accounted for 44%.

Lower-than-expected production from the 2008/09 harvest in Brazil’s Central South	■
Regarding the 2008/09 harvest in Brazil’s Central-South region, it has brought certain surprises for the market. The most recent figures point to a slower pace of production than initially expected, with a 6.7% drop in yield over the same period in the previous season. The reasons for the decline in productivity include: i) heavy rainfall in April and May, 34% up on the period average for the last five years; ii) reduced fertilizer use due to the big price hike; and iii) lower investments in plantation renewal, resulting in fields with a higher average age.

Sugar production 13% down year-on-year	■
According to UNICA, the sugarcane growers’ association, by June 30, crushed cane volume in the Central-South totaled 140 million tonnes, 4.4% up on the same period in 2007. Period sugar production amounted to 6.47 million tonnes, 13.2% down year-on-year, while ethanol output moved up by 7.2% to more than 6.2 billion liters. Of this total, hydrous accounted for 4.2 billion liters, 14.3% up year-on-year, and anhydrous for 2.0 billion liters, down by 5.2%. The priority given to ethanol was even more pronounced at the beginning of this harvest – it accounted for 61% of crushed cane and sugar for 39%.

■
India and Russia are still the main international highlights. In the 2007/08 Indian harvest, which finished last May, the country produced 26.9 million tonnes of sugar, well below the 32 million tonnes initially expected. The decline was chiefly due to the reduction in planted area, in turn caused by: i) low prices; ii) delays in defining the government-stipulated cane price at the beginning of the harvest; and iii) higher returns from other crops such as wheat and rice. Exports exceeded 4 million tonnes, an all-time record. However, the volume of sugar available for export in the coming months has dropped significantly thanks to the beginning of the monsoons. As a result, it will be economically viable for refineries in the Middle East to acquire sugar from Brazil in this period.

■
In Russia, the US$220/ton sugar import surcharge imposed by the government on December 1, 2007, was removed on May 31, 2008. Consequently, Russia once again became an active international player and is now one of the main destinations for Brazilian sugar, accounting for around 30% of the country’s bulk sugar shipments in the 1H’08.

■
International raw sugar prices averaged ¢US$12.67/lb in the 4Q’08, 23.2% up year-on-year and 19.2% higher than the ¢US$10.63/lb recorded in the 3Q’08. After the end of the quarter, there was an even stronger recovery, with NY11 prices climbing to more than ¢US$15/lb for contracts maturing in 2009.

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■
In the 4Q’08, major hedge funds, plus smaller funds and speculators, reduced their net long positions by 16%, from 235 thousand lots at the beginning of February to around 196 thousand at the close of April, equivalent to 21% of all open contracts. In July 2008, these positions stood at 155 thousand lots, or 18% of all open contracts. In the same period, index funds increased their net long positions by 30 thousand lots.

Difficulties in the physical sugar market create good opportunities for Cash&Carry operations	■
Thanks to the sugar surplus from the last harvest and the difficulty in finding buyers on the physical market, the price of the more extended NY11 future maturities have been higher, generating opportunities for Cash&Carry operations – i.e. postponing sugar sales on the physical market to future months when prices are more attractive. This is clear from the Mar08/May08, May08/Jul08 and Jul08/Oct08 spreads, as well as the prevailing spreads.

■
Refined sugar prices on the international market averaged US$356.03/ton in the 4Q’08, 6.3% up on the US$334.89/ton recorded in the 4Q’07 and 16% higher than in the previous three months. The white premium closed the 4Q’08 at US$97/ton, 27% up on the 3Q’08.

■	International freight charges have had a substantial influence on the physical market in the last three months, especially in Brazil. A further big upturn at the

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beginning of April was reflected in discounts on Brazilian sugar of up to US$22/ton. At the end of June, however, maritime freight charges fell back somewhat, improving Brazilian sugar’s access to the Middle East refineries.

■
Domestic crystal sugar prices (ESALQ) averaged R$27.21/50kg sack (or R$544.27/ton) in the 4Q’08, versus R$34.50/50kg sack (or R$690.05/ton) in the 4Q’07. The main reasons for the downturn were: (i) the continued weakening of the dollar, providing inadequate support for domestic prices; and (ii) the decline in international demand for Brazilian sugar. In relation to the 3Q’08, crystal prices moved up by 14.3%.

■
Domestic hydrous ethanol prices (ESALQ) averaged R$0.723/liter in the 4Q’08, 16.9% down on the R$0.871/liter recorded in the same period the year before, while anhydrous prices dropped 14.5% year-on-year to R$0.805/liter. Prices remained virtually flat over the 3Q’08, with hydrous dipping by 0.1% and anhydrous by 1.34%. More recently, however, strong international demand for Brazilian ethanol has pushed prices up, even though the harvest is still in full swing.

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Floods in the American Midwest fuel Brazil’s ethanol exports	■
On the international front, the floods which hit the American Midwest severely jeopardized the corn harvest. The Iowa and Illinois crops were partially devastated, pushing future CBOT corn prices above US$8/bushel, in turn raising the production cost of American ethanol to more than US$3/gallon. The big increase in raw material costs meant that several U.S. firms have suspended ethanol production, creating a window of opportunity for Brazilian producers to sell directly to the American market. As a result, UNICA has raised its Brazilian ethanol export estimate for the 2008/09 harvest from 3.9 billion to 5.0 billion liters.

■
Ethanol exports in the 4Q’08 exceeded 811 million liters, a 33.1% improvement over the 609 million liters shipped in the 4Q’07. The main destinations were the U.S. (which absorbed 360 million liters), the Netherlands (201 million liters) and the Caribbean (118 million liters). It is worth noting that the preliminary figures for June, which include the heating up of the American market, indicate exports of around 424 million liters, 64% up year-on-year.

■
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.445/liter in the quarter, while hydrous ethanol prices averaged R$1.495/liter, giving a parity of 61.2%. Based on a survey at the end of April, ethanol prices only exceeded 75% of gasoline prices in three Brazilian states (Amapa, Pará and Roraima). In São Paulo, the country’s largest consumption center, the ratio stood at only 53.5%. São Paulo state consumes more than 55% of the country’s ethanol, encouraged by its more reasonable ICMS (state VAT) rate and the plants’ proximity to final consumers, which reduces freight costs.

Ethanol consumption in Brazil exceeds gasoline consumption	■
Also according to the ANP, domestic hydrous ethanol prices between January and May moved up 56% year-on-year. The end-of-2007 tendency, when ethanol consumption threatened to overtake that of gasoline, became even more marked in the opening months of 2008 and year-to-date sales of hydrous and anhydrous through May came to 5.1 billion and 2.5 billion liters, respectively, giving a total of 7.6 billion liters, slightly above the 7.5 billion liters of gasoline consumed in the same period.

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■
The auto industry experienced its best ever first half. According to Anfavea, the manufacturers’ association, sales totaled 1.4 million vehicles, 30.2% up on the first six months of 2007. In the final month of the half, sales of cars and light commercial vehicles came to 243 thousand units, 5.62% more than the 230 thousand recorded in May and a new June record. The figures show that month-over-month sales are continuing to move up strongly and have reached exceptionally high levels.

■
Reflecting the sector’s healthy performance, flex-fuel vehicle sales in the 4Q08 exceeded 578 thousand units, or 87.7% of total new cars sold. The current flex-fuel fleet exceeds 5 million, equivalent to 26% of the total fleet, and market projections indicate that this ratio will increase rapidly, reaching 50% in 2012 and 65% in 2015.

■
At the close of the 4Q’08, the dollar was quoted at R$1.6872, representing a 4% appreciation of the Real over the end of the 3Q’08. The dollar continued to fall in the 1Q’09, dropping below R$1.60, its lowest level since the massive devaluation in 1999.

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B. Operating Performance

■
In line with our guidance published one year ago, Cosan closed the FY’08 with net operating revenue of R$2,736.2 million, 24.1% down on the FY’07, when revenue reached record levels, doubly jeopardized by the low price of its two main commodities, sugar and ethanol, and the strong appreciation of the Real against the U.S. dollar. As a result, the average NY11 price (average of daily prices) was 15.4% lower than in the FY’07, the average ESALQ hydrous ethanol price (average of weekly prices) was 19.8% lower and the average exchange rate (average of daily PTAX) was 14.8% lower. As if this natural exposure of commodity prices to the exchange rate, provoking hefty operational leverage, were not enough, Cosan also suffered from massive pressure on its own costs, with big increases in payroll, fertilizer and other agricultural input prices, diesel prices, steel prices, and service inflation in general. As a result, FY’08 EBITDA dropped by 81.4% over the year before to R$172,9 million, which was insufficient to absorb depreciation charges, the amortization of fixed assets and the amortization of goodwill from the various prior acquisitions, including the recent purchase of Benálcool. Consequently, the Company posted an annual net loss of R$47.8 million, versus net income of R$357.3 million in the FY’07.

4Q'07	4Q'08	Income Statement (R$MM)	YTD'07	YTD'08
682.1	843.0	Net Operating Revenue	3,605.1	2,736.2
(511.8)	(693.6)	Cost of Goods Sold	(2,481.1)	(2,387.1)
(136.5)	(29.1)	with Depreciation & Amortization	(297.0)	(341.3)
170.3	149.4	Gross Profit	1,123.9	349.0
25.0%	17.7%	Gross Margin	31.2%	12.8%
(75.2)	(74.9)	Selling Expenses	(282.0)	(301.3)
(97.7)	(57.7)	General & Adm. Expenses	(246.2)	(210.2)
(5.4)	0.3	Other Operating Expenses	35.3	(6.0)
128.4	46.2	EBITDA	928.0	172.9
18.8%	5.5%	EBITDA Margin	25.7%	6.3%
136.4	27.3	EBITDAH (Adjusted by Hedge)	853.7	397.8
19.8%	3.3%	EBITDAH Margin	24.2%	13.4%
333.6	1.0	Net Financial Expenses	158.0	284.3
(0.5)	6.4	Equity Income	(0.1)	6.6
(55.9)	(40.6)	Goodwill Amortization	(223.7)	(201.4)
0.4	3.7	Other Non-Operat.Result/Extraordinary	2.0	10.0
269.5	(12.4)	Profit Before Income Tax	567.3	(69.0)
(102.5)	6.6	Income Tax	(203.9)	18.7
(2.3)	0.5	Minority Interests	(6.2)	2.5
164.7	(5.3)	Net Profit (Loss)	357.3	(47.8)
24.2%	-0.6%	Net Margin	9.9%	-1.7%

Record ethanol exports alter sales mix	■
Thanks to the exceptionally unfavorable exchange rate and the massive incentive to stockpile sugar given by the future market, especially at the end of the 4Q’08, Cosan reduced its sugar export volume by 5.0%, which in turn reduced exports’ share of total revenue from 60.4% to 55.0%. Similarly, the big increase in the domestic ethanol market, and the growing global acceptance of the Brazilian product, meant that ethanol’s share of total net operating revenue climbed from 32.9% to 40.9%.

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4Q'07	4Q'08	Sales Composition (R$MM)	YTD'07	YTD'08
682.1	843.0	Net Operating Revenue	3,605.1	2,736.2
378.6	409.7	Sugar Revenue	2,213.5	1,428.7
70.0	63.6	Local	340.5	247.5
308.6	346.1	Export	1,872.9	1,181.2
269.2	400.2	Ethanol Revenue	1,185.6	1,119.1
236.7	270.3	Local	888.2	808.7
32.5	129.9	Export	297.4	310.4
34.3	33.1	Other Revenue	206.0	188.4
33.6	31.2	Local	198.5	174.9
0.6	1.9	Export	7.5	13.5

■
Despite the upturn in the production of both products due to the market’s hefty incentive to maintain stocks (huge spreads between May/08 and July/08 and between May/08 and May/09), sugar sales volume fell by 2.9% to 3,147.1 thousand tonnes. On the other hand, Cosan closed the year with stocks of 109.4 thousand tonnes, 6.2 times more than at the end of the FY’07.

4Q'07	4Q'08	Sugar Business	YTD'07	YTD'08
		Volume Sold (thousand tons)
616.3	855.1	Total Local & Export	3,240.5	3,150.2
96.2	126.4	Local	438.1	487.2
520.2	728.8	Export	2,802.5	2,663.0
		Average Unit Price (R$/ton)
614	479	Total Local & Export	683	454
728	503	Local	777	508
593	475	Export	668	444

■	Due to the combination of the fall in the market price and the appreciation of the Real, average sugar prices dropped by 33.5% from R$683/ton (¢US$14.43/lb), in the FY’07, to R$454/ton (¢US$11.26/lb).

■
With the upturn in output (40.3 million tonnes crushed, versus 36.2 million in the FY’07) and the increased emphasis on ethanol in the production mix (43% of ATR converted to ethanol, versus 39% in the FY’07), ethanol sales volume jumped by 18.6% to 1,568.4 million liters, with domestic sales increasing by 10.1% and exports by a massive 51.2%.

Record ethanol volumes with lower prices than the previous year
4Q'07	4Q'08	Ethanol Business	YTD'07	YTD'08
		Volume Sold (million liters)
298.5	535.4	Total Local & Export	1,322.1	1,568.4
264.9	369.1	Local	1,047.4	1,152.9
33.6	166.3	Export	274.7	415.5
		Average Unit Price (R$/thousand liters)
902	747	Total Local & Export	897	714
894	732	Local	848	701
967	781	Export	1,082	747

■	On the other hand, as with sugar above, the 17.3% domestic price slide plus the appreciation of the Real brought average export prices down by 31.0%.

■
The cost of goods sold and services rendered fell by 3.8% to R$2,387.1 million thanks to the reduction in the value of the ATR in line with the Consecana mechanism, in turn chiefly due to the big decline in the average price of cane products. However, as both production and sales volume moved up, the unit cost of sugar and ethanol sales fell by 8.9% and 6.4% respectively.

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4Q'07	4Q'08	COGS per Product	YTD'07	YTD'08
(511.8)	(693.6)	Cost of Good Sold (R$MM)	(2,481.1)	(2,387.1)
(273.7)	(334.0)	Sugar	(1,409.0)	(1,247.2)
(207.9)	(336.1)	Ethanol	(897.9)	(996.9)
(30.2)	(23.4)	Other Products/Services	(174.2)	(143.0)
		Average Unit Cost (R$)
444	391	Unit COGS of Sugar (R$/ton)	435	396
696	628	Unit COGS of Ethanol (R$/thousand liters)	679	636
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

Unit cost of own sugarcane at high levels	■
However, despite the reduction in the price of cane acquired from third parties and leased plantations, which benefited from the decline in the ATR, the cost of Cosan’s own cane (production and processing) went up. In fact it was a very expensive harvest – extending into December, an exceptionally rainy month with low yield, as were May, July and November.

Selling expenses in line with the previous year, despite increased ethanol exports	■
Selling expenses totaled R$301.3 million, 6.8% up on the FY’07 figure. In unit sugar-equivalent terms, this corresponds to R$53/ton, 1.2% more than the R$52/ton recorded in the previous year and in line with period inflation and the huge upturn in ethanol exports, whose logistics costs are higher than for domestic sales.

4Q'07	4Q'08	Selling Expenses	YTD'07	YTD'08
(75.2)	(74.9)	Expenses (R$MM)	(282.0)	(301.3)
1,110.3	1,736.1	Volume (10³ tons of sugar-equivalent)	5,430.6	5,735.6
68	43	Unitary Expense (R$/ton)	52	53

■
G&A expenses totaled R$210.2 million, representing 7.7% of net revenue, well down on the R$246.2 million reported in the FY’07, chiefly thanks to specific cost cutting and containment initiatives launched by the Company. In unit sugar-equivalent terms, these expenses dropped by a hefty 19.2%, from R$45/ton to R$37/ton.

4Q'07	4Q'08	General & Administrative Expenses	YTD'07	YTD'08
(97.7)	(57.7)	Expenses (R$MM)	(246.2)	(210.2)
1,110.3	1,736.1	Volume (10³ tons of sugar-equivalent)	5,430.6	5,735.6
88	33	Unitary Expense (R$/ton)	45	37

■
Other operating expenses amounted to R$6.0 million, mainly reflecting legal provisions relative to tax disputes which Cosan believes it will lose. In the FY’07, there was a gain of R$35.3 million, due to the reversal of legal provisions related to a dispute over ICMS tax with the São Paulo state government, which Cosan settled that year at a discount.

Quarterly financial result boosted by exchange variation	■
For yet another year, the Company posted a positive net financial result, thanks to the appreciation of the Real against the U.S. dollar. Although the exchange effect corroded the Company’s average export prices, it also generated revenue of R$327.9 million in gains from the restatement of dollar-denominated debt, versus R$40.8 million in the FY’07.

■
Derivative transactions, especially exchange-related, also made a major contribution to financial revenue, mitigating the deterioration of sugar prices and the impact of the exchange variation on FY’08 operating revenue. All in all, transactions involving commodity derivatives recorded gains of R$60.4 million, versus losses of R$135.9 million in the FY’07, while exchange derivatives generated gains of R$164.4 million, versus only R$61.6 million in the FY’07.

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4Q'07	4Q'08	Financial Expenses, Net (R$MM)	YTD'07 YTD'08
(67.1)	(69.6)	Interest on Financial Debt	(252.9)	(255.0)
24.0	24.6	Financial Investments Income	77.0	82.4
(43.1)	(45.0)	Sub-total: Interest on Net Financial Debt	(175.9)	(172.5)
(15.7)	(2.7)	Other interest and monetary variation	(53.4)	(43.7)
72.4	67.6	Exchange Variation	40.8	327.9
8.0	(18.9)	Gains (losses) with Derivatives	(74.3)	224.8
(6.3)	(7.8)	CPMF Taxes, Banking Fees and Other	(31.3)	(48.0)
-	-	Discounts in Promissory Notes	25.6	-
-	-	Discounts in VAT - Law 12,399/06	65.4	-
-	-	Recalc. Provision Interest IAA	42.8	-
-	-	Premium Paid in Bond Tender Offer	-	(31.4)
318.4	7.8	Interest on Indemnity from Government	318.4	27.1
333.6	1.0	Net Financial Expenses	158.0	284.3

■
At the close of the 4Q’08, Cosan had 2,241.7 thousand tonnes of VHP sugar tied to the NY11, hedged at an average price of ¢US$12.78/lb, with an estimated negative market value of R$47.3 million, and 62.5 thousand tonnes of refined sugar, tied to the London5, hedged at an average price of US$339.02/ton. It also had US$711.6 million hedged at an average exchange rate of R$1.8176/US$, with an estimated market value of R$53.1 million.

■
The 10.0% reduction in annual expenses from goodwill amortizations to R$201.4 million reflected the conclusion of the amortization payments related to the acquisition of Barra five years ago and the beginning of the amortization process for the recently-acquired Benálcool.

■
Expenses from income and social contribution taxes reflected the constitution of deferred taxes from the period fiscal loss and the negative social contribution base and were levied at a nominal rate of 34% and adjusted for tax-deductible revenue and expenses. At the close of the year, Cosan recorded R$357.0 million in deferred income and social contribution taxes, realizable in the long term, R$263.4 million in temporary differences, especially provisions for contingencies, and R$93.6 million relative to tax-loss carryforwards and negative social contribution bases.

Income and Social Contribution Taxes Calculation	YTD'07	YTD'08
Income (loss) before taxes	567.3	(69.0)
Adjustments to effective taxation
Equity Income	0.1	(6.6)
Non-deductible goodwill amortization	23.7	10.5
Non-deductible donations and contributions	12.7	9.3
Other	(4.2)	0.6
Effective tax base	599.6	(55.1)
Nominal Rate	34%	34%
Income taxes	(203.9)	18.7
Current taxes	(88.6)	(40.7)
Deferred Taxes	(115.2)	59.5
Effective rate	35.9%	27.2%

■	Thus Cosan posted a FY’08 net loss of R$47.8 million, versus net income of R$357.3 million in the FY’07, in line with our beginning-of-year guidance.

C. Financial Situation

■
The Company closed the 4Q’08 with gross debt of R$1,672.8 million, well below the R$2,433.8 million at the end of the 4Q’07, due to the impact of the exchange  variation and the prepayment of US$164.2 million of the Senior Notes maturing in 2009, commented on in the 2Q’08 Release. Taking cash, cash equivalents and financial assets into consideration, net debt stood at R$662.7 million, versus

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R$1,216.7 million at the close of the 4Q’07. In this case, the hefty improvement was due to the solid cash position resulting from the capital increase approved by the EGM of December 5, 2007.

Debt per Type (R$MM)	4Q'07%		4Q'08%		Var.
Senior Notes 2009	406.6	16.7	60.2	3.6	(346.4)
Senior Notes 2017	828.4	34.0	686.6	41.0	(141.9)
Perpetual Notes	933.6	38.4	774.2	46.3	(159.5)
Finame (BNDES)	8.4	0.3	6.0	0.4	(2.3)
Working Capital	31.7	1.3	31.9	1.9	0.2
IFC	137.6	5.7	99.0	5.9	(38.6)
Pre-Export Contracts	86.2	3.5	14.8	0.9	(71.4)
Promissory Notes	1.3	0.1	-	-	(1.3)
Gross Debt	2,433.8	100.0	1,672.8	100.0	(761.1)
Cash & Marketable Securities	1,217.1	50.0	1,010.1	60.4	(207.0)
Net Debt	1,216.7	50.0	662.7	39.6	(554.0)

■	In comparison with the 3Q’08, net debt recorded an increase of R$ 367.0 million, chiefly due to cash disbursements for the acquisition of Benálcool and Rumo Logística.

■	The short-term portion of the total debt is exceptionally small – a mere 4.8% at the close of the 4Q’08. In currency terms, the vast majority of debt, around 98% of the total, was dollar-denominated.

Debt Profile (R$MM)	4Q'07%		4Q'08%		Var.
Total Debt	2,433.8	100.0	1,672.8	100.0	(761.1)
Short-Term	109.0	4.5	80.3	4.8	(28.7)
Long-Term	2,324.8	95.5	1,592.4	95.2	(732.4)
Real - R$	41.3	1.7	38.0	2.3	(3.4)
Dollar - US$	2,392.5	98.3	1,634.8	97.7	(757.7)

D. Investments

■
With more than R$1 billion in operating investments and a further R$170 million in acquisitions, Cosan’s FY’08 capex totaled R$1,222.7 million, 59.2% more than the year before, reflecting the Group’s ambitious growth plans. The main beneficiaries were cane plantation expansion and renovation, GASA’s installed capacity increase, electricity co-generation projects (bio-eletricity), the construction of new units (greenfield) and the mechanization of planting and harvesting.

4Q'07	4Q'08	Capex (R$MM)	YTD'07	YTD'08
80.0	165.0	New Investments, including Goodwill	83.7	169.6
0.4	1.8	Deferred Charges & Other	0.6	2.6
85.2	80.4	Sugar Cane Planting Costs	194.8	257.4
14.5	78.7	Co-generation Projects	87.5	179.1
120.9	114.0	Inter-harvest Maintenance Costs	120.9	155.0
144.5	199.5	Investments in P,P&E	280.3	459.0
445.5	639.4	Capex	767.9	1,222.7
365.1	472.6	Operating Capex	683.5	1,050.5

65.8 thousand hectares of planted area in the FY’08	■
Sugarcane planting absorbed R$257.4 million and the greenfield project, R$6.2 million, giving a total planted area of 65.8 thouand hectares and an average cost per hectare of around R$4,000. This also included 8.6 thousand hectares of mature plantations acquired throughout the year.

■
Co-generation projects in the Costa Pinto, Rafard and Bonfim units, totaling 231 MW, with estimated annual sales of 455,520 MWh through auction-guaranteed contracts as of 2009 (plus the sale of any surplus on the spot market), absorbed R$179.1 million, giving expenditure to date of more than

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R$260 million out of an estimated total of R$447.8 million. These projects have received BNDES financing of R$369.1 million.

40 new mechanized harvesters added to the fleet	■
Of the total R$459.0 million invested in fixed assets in general, R$28.9 million went to the acquisition of 40 mechanized harvesters and R$30.6 million to the acquisition of mechanization support equipment such as wagons, trailers and semi-trailers for transporting the cut cane. All in all, the harvest mechanization project absorbed a total of R$58.8 million in the FY’08.

■
Also of the R$459.0 million, R$93.9 million reflects disbursements and advances related to the Jataí greenfield project in Goiás, which should add more 4.0 million tonnes of cane to the Group’s annual processing capacity as of the FY’10. The project, which should result in up to 372.3 million liters of hydrous ethanol per year, will also contain a power plant producing an estimated annual surplus of around 351.0 GWh for sale. Up to 95% of the harvest will be mechanized.

■
It’s worth to notice that around R$137.9 million went towards expending the GASA unit and the installation of a diffuser which has already started up, raising FY’09 cane crushing capacity to 2.8 million tonnes. This figure also includes investments in an ultra-high-pressure (100 bar) boiler and co-generation turbines with an installed capacity of 78 MW, capable of generating an annual surplus of 240,000 MWh for future sale.

■
Inter-harvest maintenance absorbed R$155.0 million, higher than the FY’07 due to interim price inflation (notably affecting steel and outsourced services) and maintenance activities in the recently acquired Benálcool plant.

■
Period acquisitions comprised R$100.0 million as an advance on the R$119.0 million purchase of a 71.2% interest in Rumo Logística, a joint venture with Rezende Barbosa S.A. Adm. e Part. (Nova América) which will consolidate the sugar and grain port operations of both groups, and R$72.0 million (less R$2.4 million in acquired cash) for 100% of Benálcool, which added 1.3 million  tonnes of cane per year to the Cosan’s crushing capacity.

E. Material Facts

■
On August 17, 2007, Cosan Limited, a company headquartered in the Bermuda islands and the controlling shareholder of Cosan S/A Indústria e Comércio, held its IPO at the New York Stock Exchange (NYSE) and at the BOVESPA. The offering, which was entirely primary, comprised 111,678,000 new class A shares (including 13,064,914 BDRs) at US$10.50 per share. As a result, Cosan Limited raised a total of US$1,172,619,000.00 . The proceeds, net of IPO expenses, will be used to finance the Cosan Group’s growth strategy.

■
On November 22, 2007, Cosan concluded the redemption of US$164,192,000.00, or 82.10%, of the US$200 million bond issue at 9.25% p.a. maturing in 2009. The idea behind the operation was to maximize returns on the Company’s cash position. Together with the partial buy-back, the Company also obtained important changes to the package of covenants, so that they resembled those associated with investment-grade firms, proof of the financial market’s confidence in the Company.

■
Seeking to strengthen its commercial structure, on November 1, 2007, Cosan acquired, for the symbolic price of US$4,500.00, a 50% interest in the trading house Vertical UK LLP, with the remaining 50% interest being held by its principal executives, who continue to manage the company. Vertical is a trading company specializing in renewable products, and operates primarily in the sale and distribution of ethanol and biodiesel. The most important aim of this investment is to accelerate the group’s internationalization process and develop

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new ethanol markets, and to achieve this goal Cosan now has the indirect support of a team of highly qualified and experienced specialists.

■
On January 23, 2008, Cosan concluded yet another phase of its restructuring plan, through a capital increase of R$1,736,700,000.00 (one billion, seven hundred and thirty-six million and seven hundred thousand Reais) with the issue of 82,700,000 registered book-entry common shares with no par value at R$21.00 (twenty-one Reais) per share. The capital increase proved highly popular with minority shareholders, who exercised 64.1% of their subscription rights, equivalent to R$547,944,684.00. Cosan Limited subscribed to the remaining shares, raising its interest in Cosan S.A. to 56.11%.

■
On April 18, 2008, the parent company Cosan Limited announced the acceptance of all the common Company shares held by shareholders registered to take part in the Voluntary Public Tender Offer through an exchange for  BDR’s and class A shares issued by Cosan Limited. On conclusion of the auction held on this date, 18,232,812 common Cosan shares, representing 6.7% of the total number of common shares, had been exchanged. As a result, Cosan Limited now held 62.8% of Cosan S.A.

■
On February 14, 2008, Cosan announced the acquisition of 100% of Usina Benálcool for R$106.9 million, to be paid primarily through Cosan’s own funds. On January 31, 2008, Usina Benálcool had R$34.0 million in debt and a cash balance of R$6.5 million. Usina Benálcool has an installed sugarcane capacity of 1.3 million tonnes and is located in the region of Araçatuba, where the Cosan Group already has four other production units. The acquisition will strengthen the group's presence in the region, in line with its strategy of forming production clusters.

■
On March 18, 2008, Cosan, jointly with Crystalsev and Copersucar, announced the creation of Uniduto Logística S.A., which will construct and operate an ethanol pipeline network linking the port terminal on the coast of São Paulo state and the city of Paulínia, with branches to the cities of Conchas and Ribeirão Preto.

■
On April 9, 2008, Cosan signed a Private Share Purchase Agreement and Memorandum of Understanding with Rezende Barbosa S.A. Administração e Participações (RB), the holding company of the Nova América group, for the acquisition of 49% of Teaçu Armazéns Gerais S.A. (Teaçu), a sugar export port terminal located in Santos, for R$119.0 million, R$100.0 million of which paid on this date. Pursuant to the Memorandum of Understanding, Cosan and RB will contribute their holdings in Teaçu and Cosan Portuária to create Rumo Logística S.A. (Rumo), such that, upon conclusion of the transaction, which is subject to certain suspensive conditions, Cosan will control 71.2% of Rumo together with its partner in Cosan Portuária. Rumo will therefore become a highly competitive  logistics player, with an initial static storage capacity of 435 thousand tonnes and an annual loading capacity of 8.5 million tonnes of sugar or grain, operating with both bulk and bagged sugar, and positioning itself as a major sugar exporter.

■
On April 23, 2008, Cosan entered into a Share Purchase Agreement with ExxonMobil International Holdings B.V., to acquire 100% of Esso Brasileira de Petróleo Ltda. (Esso) and certain of its subsidiaries, which own fuel and lubricant distribution and sales assets. Operations involve Esso’s retail and wholesale fuel distribution activities and the supply of fuel to aviation companies. The purchase price totals US$826 million, to be paid at the end of the transition period, plus the assumption of US$163 million in debt and US$35 million in credits with related parties. The conclusion of the transaction is subject to certain customary precedent conditions to be met during the transition period in order to ensure the continuity of the business and a gradual operational transition, including the migration of the shared services provided by ExxonMobil operations in

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other countries and of the current information technology platform to an exclusive, segregated platform in Brazil. Cosan will seek to take maximum possible advantage of the already identified synergies arising from the transaction through logistical rationalization, given its proximity to Esso’s plants and distribution network. Cosan will also seek synergies in the fuel distribution area related to ethanol inventory management, ensuring that it is better equipped to respond to the sector’s typical seasonal swings. Finally, by combining ethanol production, distribution and sales margins, Cosan expects to reduce the volatility of its profit margins, hedging itself against price swings, and provide a more solid platform for its continuing growth strategy.

■
On June 27, 2008, Cosan announced the execution of the world’s first ethanol sales contract to be governed by sustainability parameters. The agreement, which envisages the sale of 115 million liters of ethanol to the Swedish company SEKAB, Europe’s leading buyer of Brazilian ethanol, is subject to important sustainability criteria which will be verified by a firm of international auditors.

F. Guidance for the FY’09

■
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, at the company’s current state of development, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

■
This guidance was prepared without considering the effects of Esso’s possible consolidation, which will substantially alter expected operating results, given that Esso generates annual net revenue of almost R$10 billion with an estimated EBITDA margin of more than 2%.

■
Also excluded is the possible alteration of the end of Cosan’s fiscal year to March 31. This change has already been approved by the Board of Directors of Cosan S.A. and Cosan Ltd. and if it is approved by the two companies’ Shareholders’ Meetings, will result in an FY’09 of only 11  months.

■
If last year can be described as a relatively poor one in terms of results, but exceptionally rich in terms of strategic opportunities, this year will be one of strong construction. This is because the Company is entering into a key period that will see the consolidation of various ongoing projects that will determine Cosan’s future vocation as a company with a presence in several links in the supply chain and generating strong, and stable, cash flow.

■
From the macroeconomic point of view, the scenario is a somewhat ambiguous one. At the same time as the trade balance and the current account have been showing signs of deterioration due to the substantial increase in imports, Brazil’s promotion to investment grade has brought prospects of strong capital inflow

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despite the global financial market crisis. As a result, we believe the Exchange rate will remain close to FY’08 levels.

■
Thanks to the acquisition of Benálcool, the expansion of the GASA unit and higher plantation yeilds in the last two years, we expect crushed cane volume to increase by more than 5%. With a production mix similar to the FY’08, this should be reflected in a 5% plus upturn in both sugar and ethanol output.

■
Despite the recent sharp increase in sugar prices in the futures market, there are still significant discounts in the physical market. Thus, although we are optimistic regarding price trends throughout the FY’09, we do not expect either sugar or ethanol prices to climb by more than 15% over the FY’08 average.

■
The combination of higher volumes and prices should lead to a 15% increase in net operating revenue over the R$2,736.2 million recorded in the FY’08. We expect the cost of goods sold to go up by a similar percentage over last year’s R$2,387.1 million, due to the expected upturn in the ATR thanks to the pass-through of the higher prices, plus the increase in fixed costs, once again reflecting strong rainfall at the beginning of the harvest, the amortization of the newest, more expensive plantations, and strong agricultural input price inflation (fertilizers and labor).

■
We therefore believe EBITDA will increase substantially over the FY’08, rising by more than 30%, as should EBITDAH, albeit by less than 30% in this case. Nevertheless, despite the operational improvements, we estimate the net loss of R$47.8 million will go up by more than 15% due to the likely non-recurrence of the FY’08’s exchange gains of R$327.9 million.

■
Finally, assuming the continuation of the aggressive growth strategy via acquisitions, vertical integration, expansions, greenfield and brownfield projects and co-generation programs, operational capex should increase by 15% over the R$1,050.5 million spent in the FY’08.

				Changes
				from
				previous
Guidance	2007FY	2008FY	2009FY	guidance
FX Rate - EoP (R$:US$)	2.0339	1.6872	=	-
Crushed Cane Volume (thousand tons)	36,157	40,315	▲	-
Sugar Volume Sold (thousand tons)	3,241	3,147	▲	-
Ethanol Volume Sold (million liters)	1,322	1,568	▲	-
Avg. Sugar Price (R$/ton)	683	454	▲	-
Avg Ethanol Price (R$/thousand liter)	897	714	▲	-
Revenues (R$MM)	3,605	2,736	▲▲	-
COGS (R$MM)	2,481	2,387	▲▲	-
EBITDA (R$MM)	928	173	▲▲▲	-
EBITDAH (R$MM)	854	398	▲	-
Net Profit/Loss (R$MM)	357	(48)	▼▼▼	-
Operating Capex (R$MM)	684	1,051	▲▲	-

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G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In million of reais)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	1,014.7	1,084.3	1,048.5	755.4	636.4	678.3	747.5	916.4
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(70.6)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	944.1	1,008.1	970.8	682.1	591.7	627.5	674.0	843.0
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1)	(576.0)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)
(=) Gross Profit	756.6	1,123.9	349.0	368.2	294.9	290.6	170.3	43.7	76.4	79.6	149.4
Margin	30.5%	31.2%	12.8%	39.0%	29.3%	29.9%	25.0%	7.4%	12.2%	11.8%	17.7%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	(351.2)	(109.7)	(196.7)	98.9	(24.6)	(51.8)	(186.1)	(165.5)
(-) Selling	(217.1)	(282.0)	(301.3)	(60.1)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(46.3)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	(185.7)	27.7	(17.6)	333.6	150.8	144.3	(11.9)	1.0
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	0.3	0.1	0.1	(0.5)	0.1	0.0	0.1	6.4
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(56.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	(3.0)	43.1	0.7	(5.4)	(1.5)	(2.0)	(2.7)	0.3
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	-
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	17.0	185.3	93.9	269.1	19.1	24.6	(106.6)	(16.1)
Margin	-2.5%	15.7%	-2.9%	1.8%	18.4%	9.7%	39.5%	3.2%	3.9%	-15.8%	-1.9%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	1.2	0.3	0.1	0.4	3.0	2.3	1.1	3.7
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	18.2	185.6	94.0	269.5	22.1	26.9	(105.5)	(12.4)
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(11.2)	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)	33.5	6.6
(±) Minority Interest	(6.9)	(6.2)	2.5	(1.6)	(1.8)	(0.6)	(2.3)	0.6	0.7	0.6	0.5
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)	(5.3)
Margin	-2.6%	9.9%	-1.7%	0.6%	12.3%	6.5%	24.2%	2.3%	2.4%	-10.6%	-0.6%
• EBITDA	517.7	928.0	172.9	329.1	272.6	197.9	128.4	49.5	75.9	1.3	46.2
Margin	20.9%	25.7%	6.3%	34.9%	27.0%	20.4%	18.8%	8.4%	12.1%	0.2%	5.5%
• EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	203.2	280.9	233.2	136.4	133.3	142.7	94.4	27.3
Margin	13.6%	24.2%	13.4%	24.8%	27.6%	23.2%	19.8%	19.7%	20.6%	12.3%	3.3%
• Depreciation & Amortization	139.9	297.0	341.3	70.3	59.5	30.6	136.5	125.4	139.0	47.8	29.1
Balance Sheet	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In million of reais)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Cash and Cash Equivalents	61.0	643.8	65.8	176.2	56.7	976.8	643.8	579.0	135.1	115.7	65.8
Marketable Securities	770.5	573.3	944.2	633.6	345.7	303.7	573.3	237.4	6.5	1,332.5	944.2
Derivative Financial Instruments	288.6	37.6	86.5	72.8	15.2	8.5	37.6	94.0	3.6	67.3	86.5
Trade Accounts Receivable	212.6	112.3	215.2	232.2	277.4	212.1	112.3	140.4	107.3	105.4	215.2
Inventories	390.8	503.4	570.5	876.2	1,221.2	857.9	503.4	790.2	1,194.8	1,019.7	570.5
Advances to Suppliers	132.7	211.4	226.1	167.3	174.2	184.0	211.4	308.6	304.5	243.1	226.1
Related Parties	0.0	-	16.3	0.1	-	0.1	-	-	-	-	16.3
Deferred Income and Social Contribution Taxes	41.4	38.1	-	58.3	56.9	144.9	38.1	26.9	24.2	26.0	-
Other Assets	115.7	104.9	158.8	133.3	124.7	121.7	104.9	94.2	75.1	79.7	158.8
Current Assets	2,013.4	2,224.7	2,283.6	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6
Accounts Receivable from Federal Government	-	318.4	342.2	-	-	-	318.4	318.4	331.4	339.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	109.6	114.0	119.2	123.3	127.8	135.9	144.9	151.7
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	342.9	299.3	214.0	242.5	261.6	277.1	297.9	357.0
Other Assets	99.5	112.4	201.7	96.5	93.7	113.0	112.4	108.1	105.8	151.8	201.7
Investments	13.4	93.2	120.3	13.6	13.6	13.7	93.2	13.8	13.9	14.0	120.3
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	1,603.7	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4
Goodwill	1,353.0	1,133.2	1,160.7	1,300.5	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7
Deferred Charges	2.3	2.6	4.9	2.4	2.3	2.2	2.6	3.2	3.6	3.7	4.9
Permanent Assets	3,591.3	4,038.6	5,109.9	3,469.1	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9
(=) Total Assets	5,604.8	6,263.4	7,393.5	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5
Loans and Financings	68.8	89.0	83.3	75.0	73.4	75.9	89.0	116.5	105.1	74.9	83.3
Derivatives Financial Instruments	65.4	35.5	41.9	32.5	20.5	2.5	35.5	48.0	31.2	20.5	41.9
Trade Accounts Payable	201.7	113.8	191.0	379.6	348.0	197.2	113.8	315.2	373.3	196.3	191.0
Salaries Payable	49.7	63.3	80.7	77.2	92.0	37.5	63.3	91.7	113.4	51.7	80.7
Taxes and Social Contributions Payable	111.1	126.2	116.1	134.8	107.3	114.8	126.2	131.5	101.0	93.3	116.1
Advances from Customers	79.2	49.4	26.3	55.1	98.4	83.2	49.4	41.0	28.7	30.0	26.3
Promissory Notes	55.8	1.3	-	41.0	37.8	3.7	1.3	1.3	-	-	-
Related Parties	0.1	0.7	-	0.1	0.7	-	0.7	-	-	-	-
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	64.7	64.9	27.2	107.2	87.3	12.3	8.3	32.9
Current Liabilities	670.0	591.7	577.7	865.3	848.4	547.5	591.7	838.1	770.5	480.5	577.7
Loans and Financing	2,002.7	2,770.4	2,136.2	2,060.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2
Taxes and Social Contributions Payable	446.9	338.5	359.3	435.2	355.8	346.2	338.5	336.5	345.0	340.1	359.3
Promissory Notes	12.7	-	-	3.6	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	886.5	705.4	717.4	728.0	741.0	757.5	775.3	832.4
Advances from Customers	86.9	49.5	-	89.6	87.1	42.5	49.5	15.6	14.5	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	39.0	37.2	35.4	33.4	30.9	28.3	27.4	27.6
Other Liabilities	67.9	100.6	116.8	63.5	63.8	62.4	100.6	109.6	105.9	107.0	116.8
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	3,577.6	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3
Minority Shareholders' Interest	14.0	20.2	17.7	15.6	17.4	17.9	20.2	19.6	18.9	18.2	17.7
Capital	1,185.8	1,192.7	2,935.3	1,185.8	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3
Profits Reserve	-	227.3	180.2	-	-	-	227.3	227.3	227.3	227.3	180.2
Legal Reserve	-	16.0	16.0	-	-	-	16.0	16.0	16.0	16.0	16.0
Revaluation Reserves	195.9	195.0	194.4	195.6	195.4	195.2	195.0	194.7	194.5	194.4	194.4
Accumulated losses	(26.2)	-	-	(20.6)	103.4	167.0	-	13.9	29.4	(41.9)	-
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	5,819.2	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5

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July 2008	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In millions of reais)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	5.4	123.8	63.4	164.7	13.7	15.2	(71.4)	(5.3)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)	0.1	(6.6)	(0.3)	(0.1)	(0.1)	0.5	(0.1)	(0.0)	(0.1)	(6.4)
Depreciation & Amortization	139.9	297.0	341.3	70.3	59.5	30.6	136.5	125.4	139.0	47.8	29.1
Residual Value of Permanent Assets Disposals	6.7	8.4	11.0	2.0	1.6	1.0	3.8	2.6	4.2	0.1	4.1
Goodwill Amortization	142.8	223.7	201.4	56.4	55.6	55.9	55.9	56.0	56.6	48.2	40.6
Accrued Financial Expenses	48.7	(190.6)	(116.0)	91.2	(1.8)	65.0	(344.9)	(103.0)	(63.2)	87.5	(37.2)
Other Non-cash Items	(25.6)	119.7	(52.7)	6.9	3.1	(7.3)	117.0	(9.9)	(17.0)	(17.6)	(8.2)
(=) Adjusted Net Profit (Loss)	247.4	815.5	330.7	231.9	241.7	208.4	133.5	84.5	134.8	94.5	16.8
(±) Decrease (Increase) in Assets	(366.5)	165.0	(352.8)	(269.9)	(263.8)	356.6	342.1	(441.8)	(272.1)	31.9	329.2
(±) Increase (Decrease) in Liabilities	51.7	(313.0)	2.9	204.6	(232.7)	(264.3)	(20.6)	217.1	(34.6)	(184.5)	4.9
(=) Cash Flow from Operating Activities	(67.4)	667.5	(19.2)	166.6	(254.8)	300.7	455.1	(140.2)	(171.8)	(58.1)	350.9
Marketable Securities	(766.6)	197.2	(361.8)	136.9	287.9	42.0	(269.6)	338.7	230.9	(1,326.0)	394.6
Goodwill Paid in Equity Investment Acquisitions	(536.1)	(3.7)	-	(3.7)	-	-	-	(1.8)	(0.3)	(0.4)	2.5
Acquisition of Investments	-	(80.0)	(169.6)	-	-	(0.0)	(80.0)	(2.1)	-	(0.0)	(167.5)
Acquisition of Property, Plant and Equipment	(208.9)	(683.5)	(1,050.5)	(84.4)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)	(270.8)	(472.6)
Additions to Deferred Charges and Other	0.2	(0.6)	(2.6)	(0.2)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)	(0.2)	(1.8)
(=) Cash Flow from Investment Activities	(1,511.4)	(570.7)	(1,584.5)	48.5	165.2	(69.3)	(715.1)	164.3	93.4	(1,597.4)	(244.8)
Additions of Debt	1,878.8	854.7	198.3	3.2	46.3	852.1	(47.0)	6.3	4.5	213.0	(25.5)
Payments of Principal and Interest on Debt	(1,159.9)	(375.6)	(839.4)	(103.2)	(76.2)	(170.3)	(25.9)	(97.7)	(370.0)	(319.6)	(52.2)
Capital Increase	885.8	6.9	1,742.6	-	-	6.9	-	-	-	1,742.6	-
Dividends	-	-	(75.8)	-	-	-	-	-	-	-	(75.8)
Other	-	-	-	-	-	-	-	2.4	-	-	(2.4)
(=) Cash Flows from Financing Activities	1,604.6	486.0	1,025.7	(100.0)	(29.9)	688.7	(72.9)	(88.9)	(365.5)	1,636.0	(155.9)
(=) Total Cash Flow	25.8	582.8	(578.0)	115.2	(119.5)	920.1	(333.0)	(64.8)	(443.9)	(19.4)	(49.8)
(+) Cash & Equivalents, Beginning	35.2	61.0	643.8	61.0	176.2	56.7	976.8	643.8	579.0	135.1	115.7
(=) Cash & Equivalents, Closing	61.0	643.8	65.8	176.2	56.7	976.8	643.8	579.0	135.1	115.7	65.8
Credit Statistics (LTM)	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In million of reais)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Net Operating Revenues	2,477.9	3,605.1	2,736.2	2,851.0	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1	2,575.2	2,736.2
● Gross Profit	756.6	1,123.9	349.0	972.9	1,112.1	1,193.9	1,123.9	799.5	580.9	369.9	349.0
● EBITDA	517.7	928.0	172.9	737.5	903.0	968.1	928.0	648.5	451.8	255.1	172.9
● EBIT	377.8	631.1	(168.4)	579.3	726.0	782.6	631.1	296.4	20.3	(193.6)	(168.4)
● Net Financial Expenses	245.2	(158.0)	(284.3)	407.8	331.0	261.0	(158.0)	(494.5)	(611.1)	(616.9)	(284.3)
● Net Profit	(64.6)	357.3	(47.8)	(53.0)	87.1	191.7	357.3	365.6	257.0	122.2	(47.8)
Liquid Funds	831.5	1,217.1	1,010.1	809.8	402.4	1,280.5	1,217.1	816.4	141.6	1,448.2	1,010.1
● Cash and Cash Equivalents	61.0	643.8	65.8	176.2	56.7	976.8	643.8	579.0	135.1	115.7	65.8
● Marketable Securities	770.5	573.3	944.2	633.6	345.7	303.7	573.3	237.4	6.5	1,332.5	944.2
Short-Term Debt	171.3	109.0	80.3	144.3	150.2	116.4	109.0	126.3	99.6	80.2	80.3
● Loans and Financings	42.9	71.1	65.5	58.4	48.0	65.8	71.1	100.7	82.6	65.1	65.5
● Pre-Export Contracts	72.6	36.7	14.8	45.0	64.3	46.8	36.7	24.4	17.0	15.1	14.8
● Promissory Notes	55.8	1.3	-	41.0	37.8	3.7	1.3	1.3	-	-	-
Long-Term Debt	1,630.0	2,324.8	1,592.4	1,674.4	1,643.6	2,419.3	2,324.8	2,108.6	1,678.5	1,663.6	1,592.4
● Loans and Financings	1,530.3	2,275.3	1,592.4	1,581.3	1,556.4	2,376.8	2,275.3	2,092.9	1,663.9	1,663.6	1,592.4
● Pre-Export Contracts	86.9	49.5	-	89.6	87.1	42.5	49.5	15.6	14.5	-	-
● Promissory Notes	12.7	-	-	3.6	-	-	-	-	-	-	-
Total Debt	1,801.3	2,433.8	1,672.8	1,818.7	1,793.7	2,535.7	2,433.8	2,234.9	1,778.0	1,743.8	1,672.8
Net Debt	969.8	1,216.7	662.7	1,008.9	1,391.4	1,255.2	1,216.7	1,418.5	1,636.4	295.6	662.7
Current Assets	2,013.4	2,224.7	2,283.6	2,350.1	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6
Current Liabilities	670.0	591.7	577.7	865.3	848.4	547.5	591.7	838.1	770.5	480.5	577.7
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,360.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8
Capex - Property, Plant and Equipment	744.8	767.9	1,222.7	783.7	883.0	906.7	767.9	854.0	868.7	1,028.8	1,222.7
● Capex - Operational	208.9	683.5	1,050.5	243.4	342.8	427.4	683.5	769.5	783.5	943.0	1,050.5
EBITDA Margin	20.9%	25.7%	6.3%	25.9%	26.9%	26.4%	25.7%	19.9%	15.7%	9.9%	6.3%
● Gross Profit Margin	30.5%	31.2%	12.8%	34.1%	33.1%	32.5%	31.2%	24.6%	20.2%	14.4%	12.8%
● EBIT Margin	15.2%	17.5%	-6.2%	20.3%	21.6%	21.3%	17.5%	9.1%	0.7%	-7.5%	-6.2%
● Net Profit Margin	-2.6%	9.9%	-1.7%	-1.9%	2.6%	5.2%	9.9%	11.2%	8.9%	4.7%	-1.7%
Net Debt ÷ Shareholders' Equity
● Net Debt %	41.7%	42.7%	16.6%	42.6%	48.4%	44.7%	42.7%	46.3%	49.6%	8.2%	16.6%
● Shareholders' Equity %	58.3%	57.3%	83.4%	57.4%	51.6%	55.3%	57.3%	53.7%	50.4%	91.8%	83.4%
Long-Term Payable Debt to Equity Ratio	1.2x	1.4x	0.5x	1.2x	1.1x	1.6x	1.4x	1.3x	1.0x	0.5x	0.5x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0x	3.8x	4.0x	2.7x	2.7x	5.1x	3.8x	2.7x	2.4x	6.2x	4.0x
Net Debt ÷ EBITDA	1.9x	1.3x	3.8x	1.4x	1.5x	1.3x	1.3x	2.2x	3.6x	1.2x	3.8x
● Short-Term Net Debt ÷ EBITDA	0.3x	0.1x	0.5x	0.2x	0.2x	0.1x	0.1x	0.2x	0.2x	0.3x	0.5x
Net Debt ÷ (EBITDA - Capex)	-4.3x	7.6x	-0.6x	-21.9x	69.8x	20.4x	7.6x	-6.9x	-3.9x	-0.4x	-0.6x
● Net Debt ÷ (EBITDA - Operational Capex)	3.1x	5.0x	-0.8x	2.0x	2.5x	2.3x	5.0x	-11.7x	-4.9x	-0.4x	-0.8x
Interest Cover (EBITDA ÷ Net Financial Exp.)	2.1x	-5.9x	-0.6x	1.8x	2.7x	3.7x	-5.9x	-1.3x	-0.7x	-0.4x	-0.6x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	1.3x	-1.5x	3.1x	1.2x	1.7x	2.1x	-1.5x	0.2x	0.5x	1.1x	3.1x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	25.3%	-13.0%	-42.9%	40.4%	23.8%	20.8%	-13.0%	-34.9%	-37.3%	-208.7%	-42.9%

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July 2008	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Net sales	1,096.6	1,679.1	1,491.2	425.0	462.7	463.2	328.1	301.3	328.0	376.7	485.3
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(263.3)	(330.5)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)
(=) Gross profit	300.3	487.8	145.6	161.8	132.2	124.4	69.4	13.1	32.5	33.2	66.9
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(27.9)	(35.3)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(21.9)	(24.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)
(=) Operating income (loss)	130.5	232.9	(138.1)	112.0	72.8	62.5	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)
Operating margin	11.9%	13.9%	-9.3%	26.3%	15.7%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	22.8	66.5	(13.4)	213.4	53.7	75.6	(131.8)	119.3
Other	(5.5)	16.3	(3.7)	(1.4)	19.8	0.5	(2.6)	(0.5)	0.1	(1.4)	(1.8)
(=) Income (loss) before income taxes, equity in income
of affiliates and minority interest	(101.6)	538.5	(25.0)	133.4	159.1	49.6	196.5	4.2	33.7	(171.9)	109.0
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(47.4)	(52.6)	(16.6)	(72.2)	(1.7)	(8.1)	57.5	(27.9)
(=) Income (loss) before equity in income of affiliates and
minority interest	(71.8)	349.7	(5.2)	86.0	106.4	33.1	124.2	2.5	25.6	(114.3)	81.1
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	0.1	0.0	0.1	(0.2)	(0.2)	(1.8)	(0.5)	2.3
(±) Minority interest in net (income) loss of subsidiaries	33.1	(173.0)	22.0	(42.6)	(52.6)	(16.4)	(61.4)	(1.0)	(6.1)	55.2	(26.1)
(=) Net income (loss)	(37.1)	176.7	16.6	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)	57.3
Margin	-3.4%	10.5%	1.1%	10.2%	11.6%	3.6%	19.1%	0.4%	5.4%	-15.8%	11.8%
● EBITDA	258.3	263.5	116.1	105.1	86.1	60.6	11.7	24.5	34.0	66.4	(8.8)
Margin	23.6%	15.7%	7.8%	24.7%	18.6%	13.1%	3.6%	8.1%	10.4%	17.6%	-1.8%
● EBIT	159.7	76.2	(120.0)	68.1	40.0	46.7	(78.6)	(50.8)	(49.8)	14.6	(34.1)
Margin	14.6%	4.5%	-8.0%	16.0%	8.6%	10.1%	-23.9%	-16.8%	-15.2%	3.9%	-7.0%
● Depreciation and amortization	98.6	187.4	236.1	37.0	46.1	13.9	90.3	75.2	83.8	51.8	25.3
Cash Flow Statement	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
● Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	43.5	53.9	16.7	62.6	1.2	17.7	(59.7)	57.3
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	37.0	46.1	13.9	90.3	75.2	83.8	51.8	25.3
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	42.4	45.8	(14.2)	76.3	(8.6)	(5.9)	(51.9)	14.0
Interest, monetary and exchange variation	24.3	116.3	(43.7)	56.0	40.1	(4.6)	24.7	(53.1)	(44.5)	56.5	(2.5)
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	42.6	52.6	16.4	61.4	1.0	6.1	(55.2)	26.1
Others	15.9	(176.8)	15.2	3.6	(16.7)	0.5	(164.1)	5.8	6.9	(6.2)	8.7
	15.6	626.8	149.8	225.2	221.7	28.7	151.2	21.5	63.9	(64.6)	128.9
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	(8.1)	(21.2)	29.9	47.7	(16.7)	15.4	6.4	(62.2)
Inventories	30.9	(54.1)	(31.7)	(222.9)	(165.5)	168.7	165.6	(147.8)	(240.5)	103.1	253.5
Advances to suppliers	(10.7)	(38.7)	(8.4)	(15.9)	(3.5)	(4.7)	(14.6)	(50.9)	(1.3)	35.2	8.6
Trade accounts payable	28.7	(43.2)	33.7	81.7	(13.5)	(70.4)	(41.1)	106.0	40.8	(100.9)	(12.2)
Derivative financial instruments	83.5	(155.0)	90.4	(86.0)	(45.3)	15.1	(38.7)	33.5	9.0	127.4	(79.6)
Taxes payable	(37.6)	(36.6)	(19.6)	2.3	(54.8)	25.4	(9.5)	(0.8)	(15.4)	13.7	(17.1)
Other assets and liabilities, net	11.0	(63.4)	(99.4)	17.4	(59.9)	(29.0)	8.2	11.1	(25.6)	(107.9)	23.0
	70.4	(342.8)	(92.2)	(231.6)	(363.8)	135.0	117.6	(65.6)	(217.7)	77.1	114.0
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	(6.4)	(142.1)	163.7	268.7	(44.0)	(153.8)	12.5	242.9
● Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	59.2	0.6	(0.3)	(12.6)	(30.0)	48.9	(33.6)	(11.1)
Marketable securities	(366.9)	97.0	(671.0)	62.9	135.3	23.1	(124.4)	180.8	(972.6)	(71.0)	191.8
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(10.4)	(40.7)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	-	(0.1)	0.1	(39.4)	(1.1)	(0.1)	0.0	(100.8)
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	111.8	95.2	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)
● Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	-	-	3.2	-	-	1,118.4	-	-
Capital increase on subsidiary from minority interest	-	-	324.4	-	-	-	-	-	-	312.7	11.7
Dividends Paid	-	-	(44.9)	-	-	423.8	(423.8)	-	-	-	(44.9)
Additions of long-term debts	899.3	424.6	117.5	1.5	23.8	(25.3)	424.6	-	-	-	117.5
Payments of long-term debts	(556.5)	(205.0)	(492.1)	(59.2)	(36.5)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	(57.7)	(12.7)	314.8	(21.6)	(47.1)	905.1	252.3	(86.9)
Effect of exchange rate changes on cash and cash
equivalents	29.6	32.1	112.6	4.0	5.1	(5.6)	28.7	27.0	32.2	3.6	49.8
(=) Net increase (decrease) in cash and cash equivalents
	16.1	287.3	(248.2)	51.8	(54.5)	433.3	(143.2)	(8.8)	(230.7)	6.4	(15.0)
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	29.2	81.0	26.5	459.7	316.5	307.7	77.0	83.4
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	81.0	26.5	459.7	316.5	307.7	77.0	83.4	68.4

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July 2008	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

Balance Sheet	Apr'06	Apr'07	Apr'08	Jul'06	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	1Q'07	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	81.0	26.5	459.7	316.5	307.7	77.0	83.4	68.4
Restricted cash	63.0	17.7	47.2	1.2	1.5	2.4	17.7	49.2	1.8	35.2	47.2
Marketable securities	368.8	281.9	1,014.5	291.1	161.3	142.9	281.9	124.5	1,131.6	1,188.5	1,014.5
Trade accounts receivable, net	101.8	55.2	126.9	106.7	129.4	99.8	55.2	74.6	61.4	59.8	126.9
Inventories	187.2	247.5	337.7	402.6	569.9	403.8	247.5	415.9	677.0	571.2	337.7
Advances to suppliers	63.5	104.0	133.7	76.9	81.3	86.6	104.0	163.5	173.4	137.1	133.7
Deferred income taxes	74.8	-	-	37.6	19.0	61.5	-	-	-	-	-
Other current assets	72.0	116.8	134.6	84.6	98.5	93.3	116.8	93.5	90.6	57.3	134.6
	960.3	1,139.5	1,863.0	1,081.8	1,087.5	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	941.2	952.4	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1
Goodwill	497.9	491.9	772.6	473.5	476.4	475.3	491.9	527.7	562.7	626.3	772.6
Intangible assets, net	98.9	94.0	106.1	93.2	92.8	91.8	94.0	99.7	105.2	102.0	106.1
Accounts Receivable from Federal Government	-	156.5	202.8	-	-	-	156.5	169.6	190.0	192.7	202.8
Other non-current assets	126.6	177.5	306.4	123.0	118.0	130.4	177.5	192.3	209.0	237.9	306.4
	1,731.4	2,113.9	3,406.1	1,630.9	1,639.6	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1
(=) Total assets	2,691.8	3,253.4	5,269.1	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	174.4	162.4	92.8	55.9	166.6	212.0	110.5	114.4
Advances from customers	37.9	24.3	15.6	25.3	45.9	39.1	24.3	21.9	16.4	17.0	15.6
Taxes payable	40.0	57.5	62.9	49.7	45.7	49.0	57.5	64.8	51.7	47.1	62.9
Salaries payable	23.8	31.1	47.8	35.5	42.9	17.7	31.1	47.9	63.8	29.2	47.8
Current portion of long-term debt	46.6	36.1	38.2	46.3	41.9	31.9	36.1	51.8	44.0	27.9	38.2
Derivative financial instruments	133.4	9.8	55.0	44.0	22.7	15.5	9.8	15.0	26.8	102.3	55.0
Dividends payable	-	37.3	-	-	-	-	37.3	40.4	-	-	-
Other liabilities	18.9	22.2	25.2	32.6	33.4	15.6	22.2	10.2	7.3	7.8	25.2
	397.1	274.2	359.1	407.8	395.0	261.7	274.2	418.5	422.0	342.0	359.1
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	933.0	931.7	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3
Estimated liability for legal proceedings and labor claims
	462.2	379.2	494.1	433.4	348.3	357.0	379.2	417.8	459.8	442.0	494.1
Taxes payable	152.4	106.9	170.4	141.9	107.0	105.1	106.9	115.7	130.5	127.7	170.4
Advances from customers	41.6	24.3	-	41.2	40.7	20.0	24.3	8.3	8.3	-	-
Deferred income taxes	81.6	141.6	101.8	83.2	106.5	143.7	141.6	142.2	144.7	85.9	101.8
Other long-term liabilities	33.1	47.5	101.7	23.9	29.5	28.4	47.5	50.3	51.0	72.8	101.7
	1,712.7	2,042.0	2,117.4	1,656.6	1,563.8	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	320.5	379.8	400.6	463.6	504.0	550.0	873.4	796.8
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	1.0	1.0	1.0	2.1	2.1	2.3
Additional paid-in capital	349.2	354.0	1,723.1	326.8	387.5	408.8	354.0	514.2	1,473.3	1,471.0	1,723.1
Accumulated other comprehensive income	19.8	36.7	171.8	-	-	-	36.7	-	116.0	121.3	171.8
Retained earnings (losses)	(75.8)	81.9	98.5	-	-	-	81.9	-	100.9	41.2	98.5
Total shareholders' equity	294.2	473.6	1,995.7	327.8	388.5	409.8	473.6	515.2	1,692.2	1,635.6	1,995.7
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	2,712.7	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1

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July 2008	COSAN | RENEWABLE ENERGY FOR A BETTER WORLD

I. Reconciliation of the Financial Statements of Cosan S.A. and Cosan Ltd.

				Cosan S.A.	GAAP				Consolid.
	Cosan S.A.		Santa	as internal	Adjust-				into Cosan		Cosan Ltd
Description	as audited		Luiza	books	ments		Cosan S.A.	Cosan S.A.	Ltd.		as audited
Currency	R$'MM		R$'MM	R$'MM	R$'MM		R$'MM	US$'MM	US$'MM		US$'MM
GAAP	BR GAAP		BR GAAP	BR GAAP			US GAAP	US GAAP	US GAAP		US GAAP
								(i)
Net Sales	2,736.2		(42.4)	2,693.8	6.6	(b)	2,700.3	1,491.2	-		1,491.2
Cost of goods sold	(2,387.1)		38.6	(2,348.5)	(90.6)	(c)	(2,439.1)	(1,344.8)	(0.7)	(j)	(1,345.6)
Gross profit	349.0		(3.8)	345.2	(84.0)		261.2	146.4	(0.7)		145.6

Selling expenses	(301.3)		0.7	(300.6)	(6.6)	(b)	(307.2)	(168.6)	-		(168.6)
General and administrative expenses	(200.2)	(a)	7.4	(192.8)	(14.2)	(d)	(207.0)	(113.4)	(1.7)	(k)	(115.1)
Operating income	(152.5)		4.3	(148.2)	(104.8)		(252.9)	(135.7)	(2.4)		(138.1)
Other income (expenses):
Financial income (expenses), net	284.3		1.5	285.8	(135.2)	(e)	150.5	79.3	37.5	(l)	116.8
Goodwill amortization	(201.4)		3.1	(198.4)	198.4	(f)	-	-	-		-
Other	(6.0)		(0.5)	(6.4)	-		(6.4)	(3.7)	-		(3.7)
Income (loss) before income taxes, equity in income of affiliates and minority interest	(75.6)		8.4	(67.2)	(41.7)		(108.8)	(60.1)	35.0		(25.0)

Income taxes (expense) benefit	18.7		(1.0)	17.8	18.0	(g)	35.8	19.8	-		19.8

Income (loss) before equity in income of affiliates and minority interest	(56.8)		7.4	(49.4)	(23.7)		(73.1)	(40.2)	35.0		(5.2)
Equity in income of affiliates	6.6		(7.4)	(0.8)	-		(0.8)	(0.2)	-		(0.2)
Minority interest in net income of subsidiaries	2.5		-	2.5	(0.9)	(h)	1.6	0.9	21.1	(m)	22.0
Net income (loss)	(47.8)		-	(47.8)	(24.5)		(72.3)	(39.6)	56.2		16.6

(a)	Includes G&A, Management fees and Nonoperating results
(b)	Reclassification for services between Cosan Port. and Cosan S.A.
(c)	Mainly depreciation on 'purchasing price allocation' in past acquisitions, but also depreciation in capitalized interests and reversion of depreciation in revaluated portion of P,P&E
(d)	Mainly effect of stock option for executives accounting as expenses
(e)	Mainly effect of mark-to market on derivatives, but also effect of interest capitalization on P,P&E under construction, leasing recognition and 'purchasing price allocation' related to PESA/CTN debt
(f)	No goodwill amortization in US GAAP
(g)	Recalculation of income taxes on GAAP differences
(h)	Reversion of deferred charges to current expenses on Cosan Portuária
(i)	Conversion rate calculated line by line on a quarterly basis; quarterly average rate is the arithmetic average of daily PTAX 800 rate; weekends and holidays using the last business day quotation
(j)	Depreciation on 'purchasing price allocation' in the capital increase from Ltd. on S.A. last Dec/Jan
(k)	Cosan Ltd. own G&A expenses (management fees and lawyers, mainly)
(l)	Mainly cash interest gains in Cosan Ltd
(m)	Bovespa floating stake of Cosan S.A. participation on Cosan S.A. net loss

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Cosan Limited

Consolidated Financial Statements

as of April 30, 2008, 2007 and 2006

COSAN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated balance sheets of Cosan Limited and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at April 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil June 30, 2008	ERNST & YOUNG Auditores Independentes S.S. CRC2SP015199/O-8

Luiz Carlos Nannini Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

CONSOLIDATED BALANCE SHEETS
April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	68,377	316,542
Restricted cash	47,190	17,672
Marketable securities	1,014,515	281,879
Trade accounts receivable, less allowances: 2008 – 1,298; 2007 – 4,013	126,910	55,206
Inventories	337,699	247,480
Advances to suppliers	133,687	103,961
Other current assets	134,612	116,763
	1,862,990	1,139,503

Property, plant, and equipment, net	2,018,090	1,194,050
Goodwill	772,590	491,857
Intangible assets, net	106,137	93,973
Accounts receivable from Federal Government	202,822	156,526
Other non-current assets	306,439	177,461
	3,406,078	2,113,867

Total assets	5,269,068	3,253,370

2

	2008	2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	114,446	55,938
Advances from customers	15,616	24,275
Taxes payable	62,870	57,543
Salaries payable	47,833	31,109
Current portion of long-term debt	38,175	36,076
Derivative financial instruments	55,028	9,779
Dividends payable	-	37,261
Other liabilities	25,179	22,238
	359,147	274,219
Long-term liabilities:
Long-term debt	1,249,348	1,342,496
Estimated liability for legal proceedings and labor claims	494,098	379,191
Taxes payable	170,393	106,897
Advances from customers	-	24,333
Deferred income taxes	101,836	141,587
Other long-term liabilities	101,746	47,485
	2,117,421	2,041,989

Minority interest in consolidated subsidiaries	796,764	463,551

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 129,910,812 shares issued and outstanding	1,299	-
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,723,140	354,022
Accumulated other comprehensive income	171,841	36,696
Retained earnings	98,493	81,930
Total shareholders’ equity	1,995,736	473,611
Total liabilities and shareholders’ equity	5,269,068	3,253,370

See accompanying notes to consolidated financial statements.

3

COSAN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, except share data)

	2008	2007	2006
Net sales	1,491,233	1,679,050	1,096,614
Cost of goods sold	(1,345,592)	(1,191,251)	(796,295)
Gross profit	145,641	487,799	300,319
Selling expenses	(168,623)	(133,807)	(97,848)
General and administrative expenses	(115,127)	(121,094)	(71,998)
Operating income (loss)	(138,109)	232,898	130,473
Other income (expenses):
Financial income	274,750	555,550	186,469
Financial expenses	(157,983)	(266,187)	(413,050)
Other	(3,670)	16,284	(5,457)

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(25,012)	538,545	(101,565)
Income taxes (expense) benefit	19,810	(188,818)	29,742

Income (loss) before equity in income of affiliates and minority interest	(5,202)	349,727	(71,823)
Equity in income (loss) of affiliates	(239)	(38)	1,584
Minority interest in loss (income) of subsidiaries	22,004	(172,989)	33,115

Net income (loss)	16,563	176,700	(37,124)

Earnings (loss) per share:
Basic and diluted	0.09	1.83	(0.35)

Weighted number of shares outstanding
Basic and diluted	174,893,145	96,745,329	106,554,279

See accompanying notes to consolidated financial statements.

4

COSAN LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, except share data)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balances at May 1, 2005	-	96,332,044	-	963	144,379	(14,242)	(34,030)	97,070

Issuance of common shares for cash	-	-	-	-	43,631	-	-	43,631
Spin—off of investments in subsidiary distributed to owners	-	-	-	-	(47,156)	(13,346)	-	(60,502)
Capitalization of retained earnings of new shares	-	-	-	-	11,054	(11,054)	-	-
Issuance of common shares for cash	-	-	-	-	169,038	-	-	169,038
Issuance of common shares for cash	-	-	-	-	26,328	-	-	26,328
Share based compensation	-	-	-	-	1,956	-	-	1,956
Net loss	-	-	-	-	-	(37,124)	-	(37,124)
Currency translation adjustment	-	-	-	-	-	-	53,849	53,849
Total comprehensive income	-	-	-	-	-	-	-	16,725

Balances at April 30, 2006	-	96,332,044	-	963	349,231	(75,767)	19,819	294,246

Exercise of stock option	-	-	-	-	1,633	-	-	1,633
Share based compensation	-	-	-	-	3,158	-	-	3,158
Dividends	-	-	-	-	-	(19,003)	-	(19,003)
Net income	-	-	-	-	-	176,700	-	176,700
Currency translation adjustment	-	-	-	-	-	-	16,877	16,877
Total comprehensive income	-	-	-	-	-	-	-	193,577

Balances at April 30, 2007	-	96,332,044	-	963	354,022	81,930	36,696	473,611

Issuance of common shares for cash	111,678,000	-	1,117	-	1,117,316	-	-	1,118,433
Public Tender Offering for Shares	18,232,812	-	182	-	250,774	-	-	250,956
Stock compensation	-	-	-	-	3,466	-	-	3,466
Dilution on exercise of Cosan S.A. stock options	-	-	-	-	(2,438)	-	-	(2,438)
Net income	-	-	-	-	-	16,563	-	16,563
Currency translation adjustment	-	-	-	-	-	-	135,145	135,145
Total comprehensive income	-	-	-	-	-	-	-	151,708

Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	98,493	171,841	1,995,736

See accompanying notes to consolidated financial statements.

5

COSAN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars)

	2008	2007	2006
Cash flow from operating activities:
Net (loss) income for the year	16,563	176,700	(37,124)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	236,065	187,367	98,632
Deferred income and social contribution taxes	(52,438)	150,242	(53,001)
Interest, monetary and exchange variation	(43,684)	116,284	24,275
Minority interest in net income of subsidiaries	(22,004)	172,989	(33,115)
Accounts receivable from Federal Government	-	(149,121)	-
Others	15,248	(27,669)	15,942
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(57,107)	48,226	(35,412)
Inventories	(31,739)	(54,108)	30,920
Advances to suppliers	(8,363)	(38,707)	(10,679)
Taxes receivable	(44,543)	4,637	1,909
Trade accounts payable	33,702	(43,239)	28,676
Derivative financial instruments	90,383	(155,028)	83,538
Taxes payable	(19,588)	(36,592)	(37,640)
Other assets and liabilities, net	(54,902)	(68,030)	9,116
Net cash provided by operating activities	57,593	283,951	86,037
Cash flows from investing activities:
Restricted cash	(25,886)	47,037	(62,565)
Marketable securities	(670,980)	96,987	(366,856)
Acquisition of property, plant and equipment	(642,886)	(356,225)	(135,152)
Acquisitions, net of cash acquired	(101,961)	(39,409)	(260,878)
Net cash used in investing activities	(1,441,713)	(251,610)	(825,451)
Cash flows from financing activities:
Proceeds from issuance of common stock	1,118,433	3,201	383,071
Capital increase in subsidiaries from minorities	324,351	-	-
Payments of dividends from subsidiaries	(44,935)	-	-
Additions of long-term debts	117,533	424,605	899,273
Payments of long-term debts	(492,052)	(204,959)	(556,486)
Net cash provided by financing activities	1,023,330	222,847	725,858
Effect of exchange rate changes on cash and cash equivalents	112,625	32,139	29,611
Net increase (decrease) in cash and cash equivalents	(248,165)	287,327	16,055
Cash and cash equivalents at beginning of year	316,542	29,215	13,160
Cash and cash equivalents at end of year	68,377	316,542	29,215

Supplemental cash flow information
Cash paid during the year for interest	124,502	74,567	61,154
Income tax	18,787	12,760	17,066
Non-cash transactions:
Acquisitions paid with equity	250,774	-	100,900

See accompanying notes to consolidated financial statements.

6

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” or the “Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.

The reorganization is accounted for as a reorganization of companies under common control in a manner similar to pooling of interest. The transferred equity interests of Cosan S.A. have been recognized at the carrying amounts in the accounts of Cosan Limited at the date of transfer. The balance sheet of Cosan Limited as of April 30, 2007 and the statements of income for the year ended April 30, 2007 and 2006, reflect the results of operations of the entities as though the transfer of equity occurred at May 1, 2005. Earnings per share has been computed assuming the shares issued in connection with the formation of Cosan Limited, and the shares of Cosan S.A. contributed into Cosan Limited and exchanged for Cosan S.A. shares have been outstanding from the beginning of the earliest year presented.

7

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations--Continued

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

2.	Presentation of the Consolidated Financial Statements

a.	Basis of presentation

The consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan S.A. uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM (“Comissão de Valores Mobiliários”).

8

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

a.	Basis of presentation--Continued

The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1.6872=US$1.00 at April 30, 2008, R$2.0339=US$1.00 at April 30, 2007 and R$2.0892=US$1.00 at April 30, 2006.

3.	Significant Accounting Policies

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

9

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

a.	Principles of consolidation--Continued

The following subsidiaries were included in the consolidated financial statements for the years ended April 30, 2008, 2007 and 2006.

	Ownership %
	2008		2007		2006
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	62.8%	-	51.0%	-	51.0%	-
Cosan Operadora Portuária S.A.	-	56.5%	-	45.9%	-	45.9%
Administração de Participações Aguassanta Ltda.	-	57.5%	-	46.7%	-	46.7%
Agrícola Ponte Alta S.A.	-	62.2%	-	50.2%	-	50.2%
Cosan Distribuidora de Combustíveis Ltda.	-	62.7%	-	50.9%	-	50.9%
Cosan S.A. Bioenergia	-	62.8%	-	50.9%	-	50.9%
Corona Bioenergia S.A (1)	-	-	-	50.2%	-	-
FBA Bioenergia S.A. (1)	-	-	-	50.2%	-	-
Barra Bioenergia S.A. (1)	-	62.2%	-	50.2%	-	-
Cosan International Universal Corporation	-	62.8%	-	51.0%	-	-
Cosan Finance Limited	-	62.8%	-	51.0%	-	-
Da Barra Alimentos Ltda.	-	62.2%	-	50.2%	-	50.2%
Jump Participações S.A. (2) / (4)	-	-	-	-	-	51.0%
Mundial Açúcar e Álcool S.A. (3) / (4)	-	-	-	-	-	51.0%
Alcomira S.A. (3) / (4)	-	-	-	-	-	51.0%
ABC 125 Participações Ltda. (2) / (4)	-	-	-	-	-	50.9%
ABC 126 Participações Ltda. (2) / (4)	-	-	-	-	-	50.9%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	62.2%	-	50.2%	-	50.2%
Usina da Barra S.A. Açúcar e Álcool	-	62.2%	-	50.2%	-	50.2%
Aguapar Participações S.A. (2) / (4)	-	-	-	-	-	51.0%
Usina Açucareira Bom Retiro S.A. (3) / (4)	-	-	-	-	-	51.0%
Grançucar S.A. Refinadora de Açúcar	-	62.8%	-	51.0%	-	-
Cosan Centroeste S.A. Açúcar e Álcool (5)	-	62.2%	-	51.0%	-	-
Benálcool S.A. Açúcar e Álcool	-	62.2%	-	-	-	-

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.;
(2)	Holding companies set up in 2006 to allow the acquisition process;
(3)	Companies acquired through holding companies;
(4)	Merged into Cosan in 2007;
(5)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

10

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

b.	Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Provision is made for estimated returns and estimated credit losses.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

d.	Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e.	Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

11

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

f.	Marketable securities

Cosan classifies its debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI) and investments founds which are indexed in U.S. dollars with international prime banks, remunerated at an average rate of 5.2% p.a., available for prompt redemption . Cost of these investments approximates market value.

g.	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h.	Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period in Brazil begins between the months of April and May each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

12

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

i.	Investment in affiliated companies

Investments in affiliates in which Cosan exercises significant influence over the operating and financial policies are accounted for using the equity method.

j.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

13

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

k.	Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

l.	Environmental matters

Cosan’s production facilities and its plantation activities in Brazil are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

m.	Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings in Brazil covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

14

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

n.	Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Beginning with the adoption of FASB Interpretation No. 48, accounting for Uncertainty in Income Taxes (FIN 48) as of May 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

o.	Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive stock options.

15

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

p.	Share-based compensation

Cosan S.A.’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with SFAS No. 123(R), Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted in the fiscal year ended April 30, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and the expense has been recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan uses a binomial model.

q.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, Cosan uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan does not hold or issue derivative financial instruments for trading purposes. Cosan recognizes all derivative instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

16

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

r.	Recently issued accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

17

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

r.	Recently issued accounting standards--Continued

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

18

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

4.	Cash and Cash Equivalents

	2008	2007
Local currency
Cash and bank accounts	64,638	16,208
Foreign currency
Bank accounts	3,739	300,334
	68,377	316,542

5.	Derivative Financial Instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	2008	2007	2008	2007
Commodities derivatives
Future contracts:
Purchase commitments	-	-	-	-
Sell commitments	550,132	783,019	(11,821)	47,427

Options:
Purchased	-	335,715	-	4,502
Written	110,077	-	(16,123)	-

Foreign exchange derivatives
Forward contracts:
Sale commitments	766,536	153,824	31,458	13,274
Swap agreements	338,253	328,419	(27,084)	(9,779)
Total assets			31,458	65,203
Total liabilities			(55,028)	(9,779)

19

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative Financial Instruments--Continued

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as Other current assets.

6.	Inventories

	2008	2007
Finished goods:
Sugar	31,736	5,730
Ethanol	14,700	8,731
Others	2,155	1,681
	48,591	16,142
Annual maintenance cost of growing crops	211,300	183,157
Other	77,808	48,181
	337,699	247,480

The increase in the annual maintenance cost of growing crops and finished goods in 2008 is due to the expansion of cultivated area, increases in the price of agricultural products and quantity increases.

7.	Property, Plant and Equipment

	2008	2007
Land and rural properties	262,391	157,952
Machinery, equipment and installations	1,235,279	868,775
Vehicles	117,394	87,840
Furniture, fixtures and computer equipment	50,470	20,122
Buildings	128,585	94,233
Leasehold improvements	141,558	93,334
Construction in progress	372,018	130,295
Sugarcane plant development costs	730,684	373,267
	3,038,379	1,825,818
Accumulated depreciation and amortization	(1,020,289)	(631,768)
Total	2,018,090	1,194,050

The increase in construction in progress in 2008 relates to an increase in investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

20

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions

At the Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each. On January 23, 2008, the period for exercising the capital subscription right ended. Cosan subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160. As a result of the subscription of shares, Cosan holds 152,939,440 common shares, increasing its proportionate interest of Cosan S.A.’s capital from 50.8% to 56.1%.

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares, issued by Cosan. Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%. With the OPA, Cosan became the holder of 62.8% of the Cosan S.A.’s total common shares.

On February 14, 2008, Cosan S.A. acquired through its subsidiary, Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), 100% of the outstanding shares of Benálcool Açúcar e Álcool S.A. (“Benálcool”) and its affiliate Benagri Agrícola Ltda. (“Benagri”), processors of sugar and ethanol from sugarcane for US$42,687, net of cash acquired. The acquisition resulted in goodwill of US$88,104.

On April 27, 2006, Cosan S.A. acquired all of the outstanding shares of Usina Açucareira Bom Retiro S.A. (“Bom Retiro”), a processor of sugar and ethanol from sugarcane, for US$51,078 net of cash acquired.

21

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

On February 8, 2006, Cosan S.A. acquired all of the outstanding shares of Açucaceira Corona S.A. (“Corona”) a processor of sugar and ethanol from sugarcane, for US$180,582 net of cash acquired.

On December 12, 2005, Cosan S.A. acquired all of the outstanding shares of Alcomira S.A. (“Alcomira”) and Mundial S.A. Açúcar e Álcool S.A. (“Mundial”), processors of sugar and ethanol from sugarcane, for US$29,218 net of cash acquired.

On May 31, 2005, Cosan S.A. acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for the amount of US$100,900 the remaining 52.5% of the outstanding shares of FBA-Franco Brasileira S.A. Açúcar e Álcool (“FBA”).

22

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the all acquisitions:

	2008			Prior years
Description	Cosan S.A. 5.4%	Cosan S.A. 6.7%	Benálcool	FBA	Corona	Alcomira/ Mundial	Bom Retiro	Total
Property, plant and equipment	135,858	202,208	49,799	110,716	306,029	34,633	59,456	898,699
Intangible assets	2,147	2,779	-	19,284	35,755	7,706	3,590	71,261
Other assets	128,905	176,578	19,590	44,257	130,504	11,268	8,981	520,083
Long-term debts including current installments	(71,924)	(87,065)	(37,982)	(28,152)	(175,032)	(27,274)	(2,076)	(429,505)
Other liabilities	(76,038)	(95,657)	(76,824)	(78,126)	(313,115)	(49,348)	(35,237)	(724,345)
Net assets (liabilities) acquired (assumed)	118,948	198,843	(45,417)	67,979	(15,859)	(23,015)	34,714	336,193
Purchase price, net of cash acquired	151,544	-	42,687	-	180,582	29,218	51,078	455,109
Acquisitions paid with equity	-	250,774	-	100,900	-	-	-	351,674
Goodwill	32,596	51,931	88,104	32,921	196,441	52,233	16,364	470,590

Cosan expects the goodwill balance relating to these acquisitions will be substantially deductible for tax purposes. The goodwill is substantially based on future profitability.

23

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:

2006
Net sales	1,278,361
Loss for the year	(84,509)

Basic EPS per thousand shares (US$)	(0.54)
Diluted EPS per thousand shares (US$)	(0.53)

In April 2007, Cosan S.A. acquired for US$39,409 cash, 33.33% of the outstanding shares of Etanol Participações S.A. “Etanol”. There are two other shareholders of Etanol, neither of which has control of the entity, Usina Santa Luiza and Agropecuária Aquidaban Ltda., that produce sugar and alcohol from sugarcane. On December 21, 2007, Etanol was merged into its former subsidiaries Usina Santa Luiza and Agropecuária Aquidaban. The investment is being accounted for using the equity method and the results of the acquired company have been included in the consolidated results from the acquisition date.

24

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and Other Intangible Assets

Goodwill

The carrying amounts of goodwill by reporting segment for the years ended April 30, 2008 and 2007 are as follows:

	Sugar Segment	Ethanol Segment	Total
Balance as of April 30, 2006	298,096	199,769	497,865
Total tax benefit applied to reduce goodwill	(11,647)	(7,898)	(19,545)
Effect of currency translation	8,105	5,432	13,537
Balance as of April 30, 2007	294,554	197,303	491,857
Acquisitions	93,669	78,962	172,631
Common control merger	17,920	9,969	27,889
Total tax benefit applied to reduce goodwill	(12,304)	(8,233)	(20,537)
Effect of currency translation	60,353	40,397	100,750
Balance as of April 30, 2008	454,192	318,398	772,590
Other intangible assets

	Gross carrying amount	Weighted average amortization period	Accumulated amortization	Net carrying amount
Intangible assets subject to amortization:
Favorable operating leases	133,655	16 years	(33,850)	99,805
Trademark	9,019	15 years	(2,687)	6,332

Balance as of April 30, 2008	142,674		(36,537)	106,137

Intangible assets subject to amortization:
Favorable operating leases	110,872	16 years	(20,934)	89,938
Trademark	5,857	15 years	(1,822)	4,035

Balance as of April 30, 2007	116,729		(22,756)	93,973

25

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and Other Intangible Assets--Continued

Other intangible assets--Continued

The acquired companies maintained several operating lease agreements with agricultural producers which set forth an amount of sugarcane tons to be delivered at each harvest period. However, if that sugarcane had been bought directly from the producer with no lease agreement, the amount to be paid would depend on the productivity in tons of the sugarcane acquired in that same geographic area. Therefore, the intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in these contracts. The intangible assets are depreciated on the straight-line method based on the contract periods.

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

Fiscal Year ending April 30,
2009	8,598
2010	8,570
2011	8,570
2012	8,570
2013	8,570
Thereafter	63,259
106,137

10.	Taxes Payable

Cosan S.A. and its subsidiaries participate in several programs that provide for payments of Brazilian taxes in installments, as follows:

	2008	2007
Tax Recovery Program - Federal REFIS	100,013	81,626
Special Tax Payment Program – PAES	45,821	43,239
Others	87,429	39,575
	233,263	164,440
Current liabilities	(62,870)	(57,543)
Long-term liabilities	170,393	106,897

26

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes Payable--Continued

Tax Recovery Program - Federal REFIS

In 2000, several subsidiaries of Cosan S.A. signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program - Federal REFIS. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

Special Tax Payment Program - PAES

By using the benefit granted by the Brazilian Special Tax Payment Program - PAES published on May 31, 2003, Cosan and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF and the INSS. Installments are adjusted monthly based on the TJLP variation. Relevant installments have been paid based on 1.5% of Cosan S.A.’s revenues, considering a minimum of 120 and a maximum of 180 installments.

Cosan S.A. and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

State VAT Amnesty

In October 2006, Cosan and the subsidiary Usina da Barra subscribed for the benefit of waiver of interest and penalties on state of VAT obligations, approved by State Law No. 12399/06, of September 29, 2006, which provides for a 90% penalty reduction and a 50% interest reduction, calculated to the date of payment.

27

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes Payable--Continued

State VAT Amnesty--Continued

On October 31, 2006, under the amnesty, the subsidiary Usina da Barra prepaid tax obligations recorded under taxes payables as Special State Tax Payment Program (State REFIS) in the amount of US$37,417 and taxes payables in the amount of US$8,427. The prepayment resulted in a discount of US$20,683, which was recognized as financial discount under financial income.

On October 31, 2006, Usina da Barra also prepaid tax debts recorded under the caption estimated liability for legal proceedings and labor claims in the amount of US$99,582 for US$68,338. The discount granted in the amount of US$31,505 is comprised of US$20,043 of principal, penalty and fees, which was classified under the caption other operating income (expenses), with the remaining financial discount in the amount of US$11,471, classified under the caption financial income in the statement of operations.

11.	Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	2008	2007
Resolution No. 2471 (PESA)	IGP-M	3.95%	272,809	196,545
Corn price		12.50%	432	685
Senior notes due 2009	US Dollar	9.0%	35,893	200,000
Senior notes due 2017	US Dollar	7.0%	407,603	407,311
IFC	US Dollar	7.44%	58,673	67,677
Perpetual notes	US Dollar	8.25%	460,156	459,035
Others	Various	Various	51,957	47,319
			1,287,523	1,378,572
Current liability			(38,175)	(36,076)
Long-term debt			1,249,348	1,342,496

28

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

2010	45,316
2011	9,565
2012	41,806
2013	10,242
2014	1,718
2015	1,595
2016 and thereafter	1,139,106
1,249,348

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of April 30, 2008 and 2007 amounted to US$113,877 and US$82,205, respectively, and are classified as other non-current assets.

29

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA--Continued

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. The senior notes are guaranteed by Cosan’s subsidiary, Usina da Barra.

On October 25, 2007, Cosan S.A. advanced payment of part of the debt thus reducing debt principal by US$164,192, that involved advance settlement of interest and bonus payment of US$17,294, which was recognized in financial expenses.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, a wholly-owned subsidiary of Cosan S.A., issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

IFC - International Finance Corporation

On June 28, 2005, Cosan S.A. entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan S.A. has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan S.A. of its intention to exercise the conversion option in relation to the amount of US$5,000, which was converted into 686,750 common shares on November 16, 2005.

30

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA--Continued

IFC - International Finance Corporation--Continued

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan S.A.’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at April 30, 2008, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan S.A., together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan S.A.’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

Cosan S.A. and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries. At April 30, 2008, Cosan S.A. was in compliance with all debt covenants.

31

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

12.	Related Parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2008	2007
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	(36,773)	21
Sale of finished products and services	46,410	-

Transactions involving liabilities
Payment of financial resources, net of funding	-	(11,469)
Sale of finished products and services	-	-
Land leasing	-	11,096
Other	(395)	-

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

In addition, at April 30, 2008, Cosan S.A. and its subsidiary Usina da Barra were lessees of 37.599 hectares (unaudited) of land (35.701 hectares (unaudited) in 2007) of related companies under the same control as Cosan S.A.. These leases are carried out on an arm’s length basics, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

32

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments

	2008	2007
Tax contingencies	435,591	329,493
Civil and labor contingencies	58,507	49,698
	494,098	379,191

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets in the balance sheets, amounting to US$27,265 at April 30, 2008 (US$21,274 in 2007), have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Tax contingencies mainly refer to suits filed by Cosan S.A. and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA- Sugar and Ethanol Institute, and the Excise tax (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of April 30 are described as follows:

	2008	2007
Credit premium – IPI	149,192	123,671
PIS and Cofins	83,615	58,640
IPI credits	51,046	25,150
Contribution to IAA	47,183	37,683
IPI – Federal VAT	30,835	24,250
ICMS credits	25,916	18,347
Income tax	-	18,888
Other	47,804	22,864
	435,591	329,493

33

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities in Brazil relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	2008	2007
IPI Premium Credit (RP 67/98)	89,343	70,860
Withholding Income Tax	91,807	73,037
ICMS – State VAT	42,445	28,964
IAA - Sugar and Ethanol Institute	27,970	23,706
IPI - Federal Value-added tax	43,505	31,921
INSS	8,376	6,044
Civil and labor	33,739	28,036
Other	27,348	12,530
	364,533	275,098

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121, million was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007.  These fees remain unpaid at April 30, 2008.

34

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

For the year ended April 30, 2008, these amounts were monetarily restated by the IPCA-E, totaling US$202,822 and US$24,339, corresponding to related suit and lawyers’ fees, respectively. The amounts of US$14,132 (credit) and US$1,956 (debit) were recognized in the net income (loss) for the year, under Financial income (expenses).

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2006	462,248
Provision, less effect of State VAT amnesty	(25,466)
Settlements	(70,160)
Effect of foreign currency translation	12,569
Balance at April 30, 2007	379,191
Provision	26,178
Increase through acquisition of subsidiary	37,196
Settlements	(6,018)
Reclassification to taxes payables (FIN48)	(22,769)
Foreign currency translation	80,320
Balance at April 30, 2008	494,098

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2008	2007	2006
Net sales	-	2,106	8,086
General and administrative expenses	-	(6,208)	-
Financial expenses	20,925	(1,404)	21,840
Other income (expense)	4,995	(19,960)	6,317
Income taxes	258	-	11,037
	26,178	(25,466)	47,280

35

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	2008	2007
Sugar (in tons)	5,068,000	5,459,000

The commitments by harvest period are as follows (unaudited):

	Sugar (in tons)
Harvest period	2008	2007
2007/2008	-	2,507,000
2008/2009	2,787,000	2,068,000
2009/2010	2,281,000	884,000
Total	5,068,000	5,459,000

36

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

The purchase commitments by harvest period as of April 30, 2007 are as follows (unaudited):

Harvest period	2008	2007
2007/2008	-	5,743,069
2008/2009	16,541,028	5,259,707
2009/2010	14,872,415	5,123,754
2010/2011	12,222,226	3,360,875
2011/2012	10,729,106	2,578,114
2012/2013	17,716,933	3,450,395
Total	72,081,708	25,515,914

As of April 30, 2008, Cosan had a normal capacity to mill 45,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$393,048 at April 30, 2008 (US$58,270 in 2007) (unaudited information).

37

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
Minimum rentals	29,767	53,081	46,199
Contingent rentals	65,990	55,621	14,767
Rental expense	95,757	108,702	60,966

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2008 are:

Operating
leases
Year ending April 30:
2009	37,018
2010	36,609
2011	36,288
2012	34,494
2013	30,932
Thereafter	356,665
Total minimum lease payments	532,006

38

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

14.	Financial Income and Expenses, Net

	2008	2007	2006
Financial expenses
Interest(1)	(149,138)	(126,876)	(101,117)
Monetary variation – losses	(36,844)	(33,210)	(13,212)
Foreign exchange variation – losses	185,232	20,024	(60,415)
Results from derivatives(3)	(129,703)	(111,156)	(223,707)
CPMF expenses(4)	(10,376)	(11,517)	(10,185)
Bank charges	(641)	(3,452)	(3,080)
Interest and fees paid on advanced payment of Senior Notes 2009	(16,513)	-	-
Other expenses			(1,334)
	(157,983)	(266,187)	(413,050)
Financial income
Interest(1)	20,598	18,951	11,681
Monetary variation – Gains	17,815	3,282	8,552
Foreign exchange - Gains(2)	(12,369)	(629)	133,054
Results from derivatives(3)	178,956	301,795	14,330
Earnings from marketable securities	69,855	36,759	18,154
Discounts obtained	(105)	43,370	418
Accounts receivable from government agency(5)	-	149,121	-
Other income	-	2,901	280
	274,750	555,550	186,469
Net amount	116,767	289,363	(226,581)

(1)   Includes results from swap operations.
(2)   Includes foreign exchange gains on liabilities denominated in foreign currency.
(3)   Includes results from transactions in futures, options and forward contracts.
(4)   Tax on Financial Transactions - CPMF.
(5)   See note 13.

39

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes

Cosan is incorporated in Bermuda which has no income taxes.  The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2008	2007	2006
Income taxes benefit (expense):
Current	21,226	(43,346)	(19,946)
Deferred	(1,416)	(145,472)	49,688
	19,810	(188,818)	29,742

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2008	2007	2006
Consolidated income (loss) before income taxes	(25,012)	538,545	(101,565)
Income tax benefit (expense) at statutory rate — 34%	8,504	(183,105)	34,532
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	11,913	-	-
Write-off of deferred income taxes on tax loss carry forwards related to merged affiliates	-	-	(3,366)
Equity in earnings of affiliates not subject to taxation	(81)	(12)	539
Nondeductible goodwill amortization	(1,952)	(3,758)	(1,381)
Nondeductible donations, contributions and others	1,426	(1,943)	(582)
Income tax benefit (expense)	19,810	(188,818)	29,742

40

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes--Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:
Derivatives	973	-
Net operating loss carryforwards	53,794	28,016
Provision for contingencies	121,135	82,313
Legal reorganization	5,913	8,214
Other temporary differences	41,823	33,413
Total gross deferred tax assets	223,638	151,956
Current portion	1,602	24,788
Non-current portion	222,036	127,168

	2008	2007
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and on temporary differences	328,482	297,174

Current portion	4,611	28,419
Non-current portion	323,871	268,755

Net deferred tax assets (liabilities):
Current portion	(3,009)	(3,631)
Non-current portion	(101,836)	(141,587)
	(104,845)	(145,218)

41

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes--Continued

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at April 30, 2007, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of April 30, 2008, Cosan S.A. and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$163,239 and US$163,298, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

42

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes--Continued

Cosan reclassified in the consolidated balance sheet certain recorded liabilities to other non-current liabilities related to the gross amount plus interest and penalties on unrecognized tax benefits, which were recorded as part of the estimated liability for legal proceedings in the consolidated balance sheet at May 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	22,769
Accrued interest on unrecognized tax benefit	1,211
Settlements	(324)
Balance at April 30, 2008	23,656

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses. Interest and penalties related to unrecognized tax benefits amounted to US$1,211 during the year ended April 30, 2008. Total accrued of principal, interest and penalties as of April 30, 2008 and May 1, 2007 was US$23,656 and US$22,769, respectively, and were included as part of non-current liabilities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2003 through 2008.

43

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

16.	Capital

On August 1, 2007, Cosan became the controlling shareholder of Cosan S.A. in which it holds 51% interest.

This was carried out by means of a corporate reorganization involving Cosan’s former direct controlling shareholders, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”).  These shareholders contributed capital to Cosan in the form of Cosan’s common shares, as stated below, thus becoming part of Cosan S.A.’s indirect ownership structure:

Shareholder	Number of shares of Cosan’s issue contributed as capital to Cosan Limited	Interest held in Cosan
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

Subsequently, Aguassanta Participações proceeded with a corporate restructuring involving its interest held in Cosan. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of this corporate restructuring, the ownership structure of Cosan was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	13.26%
Queluz Holdings Limited	B1	66,321,766	29.31%
Aguassanta Participações	A	5,000,000	2.21%
Other shareholders	A	124,910,812	55.22%
		226,242,856	100.00%

Cosan shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

44

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

16.	Capital --Continued

On August 17, 2007, Cosan concluded its Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 111,678,000 Class A common shares. As of that date, Cosan priced its IPO at US$10.50 per Class A share. As a result of the Global Offering Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA) by BDR (Brazilian Depositary Receipts).

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares issued by Cosan.

Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%.

17.	Share-Based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

45

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

17.	Share-Based Compensation--Continued

According to the market value on the date of issuance, the exercise price is US$3.62 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.62	3.62
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	7.32	10.78

46

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

17.	Share-Based Compensation--Continued

Expected Term – Cosan S.A.’s expected term represents the period that Cosan S.A.’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan S.A. does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan S.A. had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan S.A. opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan S.A. has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan S.A. used the volatility of its shares as an assumption in its valuation model since Cosan S.A.’s IPO in Brazil, in 2005.

Expected Dividends – As the Cosan S.A. is a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate - Cosan S.A. bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC - Special System Settlement Custody, which is the implied yield currently available on zero-coupon securities in Brazil.

As of April 30, 2008 the amount of US$13,928 related to the unrecognized compensation cost related to stock options is expected to be recognized in 2.0 years. Cosan S.A. currently has no shares in treasury.

47

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

17.	Share-Based Compensation--Continued

Stock option activity for the year ended April 30, 2008, is as follows:

	Shares	Weighted-average exercise price
Outstanding as of April 30, 2006	4,302,780	2.93
Grants of options	-	-
Exercises	(1,132,707)	3.00
Forfeitures or expirations	(285,060)	3.00
Outstanding as of April 30, 2007	2,885,013	3.00
Grants of options	450,000	3.62
Exercises	(961,672)	3.62
Forfeitures or expirations	-	-
Outstanding as of April 30, 2008	2,373,341	3.62

Shares exercisable at April 30, 2008	-	-
Shares exercisable at April 30, 2007	-	-

18.	Risk Management and Financial Instruments

a.    Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

48

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

18.	Risk Management and Financial Instruments --Continued

b.     Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c.     Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% per annum to 81% of CDI.

d.     Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At April 30, 2008, Cosan did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

49

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

18.	Risk Management and Financial Instruments --Continued

e.    Credit risk

A significant portion of sales made by Cosan and its subsidiaries is made to a selected group of best-in-class counterparties (i.e., trading companies, fuel distribution companies and large supermarket chains). Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. Cosan and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f.     Debt acceleration risk

As of April 30, 2008 and 2007, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others. These covenants are being fully complied with by Cosan and do not place any restrictions on its operations as a going-concern.

g.    Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

•	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

•
Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

50

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

18.	Risk Management and Financial Instruments --Continued

g.    Estimated market values--Continued

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at April 30, 2008 and 2007. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	68,377	68,377	316,542	316,542
Marketable securities	1,014,515	1,014,515	281,879	281,879

Financial liabilities:
Short-term and long-term debt	1,287,523	1,299,483	1,378,572	1,416,390
Advances from customers	15,616	15,616	48,608	45,576

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

19.	Segment Information

a.    Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others group. The operations of these segments are based solely in Brazil.

51

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information --Continued

a.    Segment information --Continued

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan S.A. is the operating subsidiary. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

52

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information--Continued

a.    Segment information--Continued

Cosan reports net sales by geographic area based on the destination of the net sales.

	2008	2007	2006
Net sales - Brazilian GAAP
Sugar	780,839	1,029,592	657,846
Ethanol	604,668	551,474	378,366
Others	102,102	95,832	57,792
Total	1,487,609	1,676,898	1,094,004
Reconciling items to U.S. GAAP
Sugar	3,624	2,152	2,610
Ethanol	-	-	-
Others	-	-	-
Total	3,624	2,152	2,610
Total net sales	1,491,233	1,679,050	1,096,614

Segment operating income (loss) - Brazilian GAAP
Sugar	(128,702)	105,290	65,997
Ethanol	(99,664)	56,396	37,959
Others	(16,829)	9,800	5,797
Operating income (loss) - Brazilian GAAP	(245,195)	171,486	109,753
Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	28,438	39,340	24,013
Ethanol	22,022	21,072	13,811
Others	3,719	3,662	2,110
	54,179	64,074	39,934
Other adjustments
Sugar	29,443	(816)	(10,501)
Ethanol	20,075	(1,573)	(7,559)
Others	3,389	(273)	(1,154)
Total sugar	(70,821)	143,814	79,509
Total ethanol	(57,567)	75,895	44,211
Total others	(9,721)	13,189	6,753
Operating income (loss)- U.S. GAAP	(138,109)	232,898	130,473

53

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information--Continued

b.    Sales by geographic area

The following table includes Cosan’s net sales by region:

	2008	2007	2006
Brazil	834,549	663,886	522,435
Europe	520,663	304,634	61,457
Middle East and Asia	71,405	473,752	323,488
North America	52,066	113,010	43,841
Latin America, other than Brazil	8,926	19,392	5,784
Africa	-	102,224	136,999
Total	1,487,609	1,676,898	1,094,004

c.    Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the years as a percentage of either domestic or international sales of sugar:

Market	Customer	2008	2007	2006
International	Sucres et Denrées	23.6%	33.3%	33.7%
	Tate & Lyle International	11.2%	5.3%	10.0%
	S.A. Fluxo	9.2%	9.5%	0.8%
	Cane International Corporation	7.2%	2.2%	12.8%
	Coimex Trading Ltd	6.9%	11.5%	11.3%

54

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information--Continued

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the years as a percentage of either domestic or international sales of ethanol:

Market	Customer	2008	2007	2006
International	Vertical UK LLP	13.6%	11.6%	9.3%
	Vitol Inc.	3.5%	-	-
	Morgan Stanley Capital Group Inc.	2.9%	-	-
	Kolmar Petrochemicals	-	6.2%	0.3%
	Alcotra S.A.	-	-	5.8%

Domestic	Shell Brasil Ltda.	20.1%	14.8%	27.8%
	Euro Petróleo do Brasil Ltda	14.3%	-	-
	Petrobrás Distribuidora S.A.	8.0%	9.2%	12.0%
	Cia Brasileira de Petróleo Ipiranga	6.1%	-	-
	Tux Distribuidora de Combustíveis Ltda.	5.7%	-	-
	Manancial Distribuidora de Petróleo Ltda.	-	8.2%	2.3%

20.	Commitment to Acquire Teaçu Armazéns Gerais S.A. and Esso Brasileira de Petróleo Ltda.

On April 9, 2008, Cosan S.A. entered into an agreement for the acquisition of 49% of the shares of Teaçu Armazéns Gerais S.A. for the amount of US$70,531. At that date, Cosan S.A. made an advance in the amount of US$59,270.  The acquisition will be closed within 210 days upon completion of due diligence and certain contractual conditions, at which time the remaining US$11,261 will be paid.

On April 23. 2008. Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V. (“Exxon”) for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a Transition Period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil.

55

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

20.	Commitment to Acquire Teaçu Armazéns Gerais S.A. and Esso Brasileira de Petróleo Ltda.--Continued

The presently negotiated purchase price is cash of US$826,000 to be paid upon closing and assumption of debt amounting to US$198,000. The acquisition price is subject to revision at the end of the Transition Period when the transaction is closed.  During the Transition Period, Exxon retains operational control of the entities to be acquired.

56

Financial Statements

Cosan S.A. Indústria e Comércio

April 30, 2008 and 2007
with Report of Independent Auditors

COSAN S.A. INDÚSTRIA E COMÉRCIO

FINANCIAL STATEMENTS

April 30, 2008 and 2007

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cosan S.A. Indústria e Comércio

1.
We have audited the accompanying balance sheets of Cosan S.A. Indústria e Comércio and the consolidated balance sheets of Cosan S.A. Indústria e Comércio and subsidiaries, as of April 30, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.
We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management of the Company and its subsidiaries, as well as an evaluation of the overall financial statement presentation.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cosan S.A. Indústria e Comércio at April 30, 2008 and 2007, and the consolidated financial position of Cosan S.A. Indústria e Comércio and subsidiaries at April 30, 2008 and 2007, the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.
We conducted our audits with the main objective of expressing an opinion on the financial statements referred to in the first paragraph. The statements of cash flows, prepared in accordance with the accounting practices adopted in Brazil, are presented to provide supplementary financial information about the Company and its subsidiaries, though they are not a required component of the financial statements. These supplementary financial statements were subject to the audit procedures described in the second paragraph and, in our opinion, are fairly presented in all material respects in relation to the overall financial statement presentation.

São Paulo, June 6, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

BALANCE SHEETS
April 30, 2008 and 2007
(In thousands of reais)

		Parent Company		Consolidated
		2008	2007	2008	2007
ASSETS
Current assets
Cash and cash equivalents	Note 4	17,117	31,571	65,843	643,815
Marketable securities	Note 5	908,040	513,698	944,245	573,314
Trade accounts receivable	Note 6	46,159	43,094	215,238	112,283
Derivative financial instruments		86,533	37,578	86,533	37,578
Inventories	Note 7	229,686	220,831	570,518	503,350
Advances to suppliers	Note 8	83,564	86,642	226,119	211,446
Related parties	Note 9	591,115	277,149	16,305	-
Deferred income and social contribution taxes	Note 14.b	-	34,008	-	38,093
Other assets		68,008	80,374	158,804	104,866
Total current assets		2,030,222	1,324,945	2,283,605	2,224,745

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 16	-	-	342,201	318,358
CTNs-Restricted Brazilian Treasury Bills	Note 15	23,362	18,992	151,687	123,310
Deferred income and social contribution taxes	Note 14.b	81,744	62,748	357,032	242,530
Advances to suppliers	Note 8	14,341	-	77,342	-
Other assets		24,605	34,127	124,321	112,368
Permanent assets
Investments	Note 10	1,954,588	1,234,465	120,312	93,169
Property, plant and equipment	Note 11	880,886	758,963	2,771,359	2,013,137
Intangible	Note 12	437,899	555,989	1,160,670	1,133,178
Deferred charges		-	-	4,938	2,559
Total noncurrent assets		3,417,425	2,665,284	5,109,862	4,038,609

Total assets		5,447,647	3,990,229	7,393,467	6,263,354

		Parent Company		Consolidated
		2008	2007	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	Note 15	53,790	60,759	83,344	88,991
Derivative financial instruments		41,852	35,536	41,852	35,536
Trade accounts payable		59,300	54,630	190,990	113,773
Salaries payable		32,983	25,572	80,704	63,273
Taxes and social contributions payable	Note 13	33,031	48,202	116,090	126,202
Advances from customers		6,470	27,733	26,348	49,373
Related parties	Note 9	22,571	668	-	667
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Dividends proposed	Note 17	-	75,783	-	75,815
Other liabilities		12,908	24,391	32,878	32,617
Total current liabilities		262,905	353,274	577,692	591,733

Noncurrent liabilities
Loans and financing	Note 15	985,541	1,519,135	2,136,157	2,770,435
Taxes and social contributions payable	Note 13	51,091	49,562	359,315	338,507
Related parties	Note 9	621,733	216,841	-	-
Provision for judicial demands	Note 16	196,997	172,776	832,425	727,966
Advances from customers		-	32,542	-	49,491
Deferred income and social contribution taxes on revaluation reserve		-	-	27,601	33,435
Other liabilities		3,580	15,100	116,761	100,597
Total noncurrent liabilities		1,858,942	2,005,956	3,472,259	4,020,431

Minority shareholders’ interest		-	-	17,716	20,191

Shareholders’ equity	Note 17
Capital		2,935,268	1,192,692	2,935,268	1,192,692
Revaluation reserves		194,368	195,004	194,368	195,004
Legal reserve		15,954	15,954	15,954	15,954
Reserve for new investments and upgrading		180,210	227,349	180,210	227,349
Total shareholders’ equity		3,325,800	1,630,999	3,325,800	1,630,999
Total liabilities and shareholders’ equity		5,447,647	3,990,229	7,393,467	6,263,354

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF OPERATIONS
Years ended April 30, 2008 and 2007
(In thousands of reais, except per share information)

		Parent Company		Consolidated
		2008	2007	2008	2007
Gross operating revenue
Sales of goods and services		1,594,809	2,080,949	2,978,628	3,902,875
Sales taxes and deductions		(107,089)	(103,613)	(242,452)	(297,819)
Net operating revenue	Note 25	1,487,720	1,977,336	2,736,176	3,605,056

Cost of goods sold and services rendered		(1,333,352)	(1,472,297)	(2,387,136)	(2,481,115)

Gross profit	Note 25	154,368	505,039	349,040	1,123,941

Operating income (expenses)
Selling expenses		(119,169)	(103,420)	(301,335)	(282,022)
General and administrative expenses		(128,075)	(123,765)	(203,763)	(239,509)
Management fees	Note 18	(6,415)	(5,223)	(6,415)	(6,650)
Financial income (expenses), net	Note 19	358,470	(151,959)	284,302	157,967
Earnings (losses) on equity investments	Note 10	(139,212)	372,174	6,574	(57)
Goodwill amortization		(118,090)	(132,454)	(201,410)	(223,686)
Other operating income (expenses), net		8,717	(17,537)	(5,962)	35,309
		(143,774)	(162,184)	(428,009)	(558,648)
Operating income (loss)		10,594	342,855	(78,969)	565,293

Nonoperating result		1,370	397	9,992	2,008

Income (loss) before income and social contribution taxes		11,964	343,252	(68,977)	567,301

Income and social contribution taxes	Note 14.a	(59,739)	6,234	18,747	(203,858)

Income (loss) before minority interest		(47,775)	349,486	(50,230)	363,443

Minority interest		-	-	2,455	(6,174)

Net income (loss) for the year		(47,775)	349,486	(47,775)	357,269

Earnings (loss) per share – in Reais		(0.18)	1.85

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended April 30, 2008 and 2007
 (In thousands of reais)

			Revaluation reserves			Reserve for new
		Capital	Parent Company	Subsidiaries	Legal reserve	investments and upgrading	Accumulated losses	Total
Balances as of April 30, 2006		1,185,767	107,742	88,122	-	-	(26,209)	1,355,422

Capital increase on November 20, 2006	Note 17.a	6,925	-	-	-	-	-	6,925
Realization of revaluation reserve		-	-	(860)	-	-	860	-
Adjustment due to change in accounting practice Technical Instruction No. 01/2006	Note 17.e	-	-	-	-	-	(5,051)	(5,051)
Net income for the year		-	-	-	-	-	349,486	349,486
Distribution of net income:
Legal reserve	Note 17.c	-	-	-	15,954	-	(15,954)	-
Proposed dividends	Note 17.b	-	-	-	-	-	(75,783)	(75,783)
Reserve for new investments and upgrading	Note 17.d	-	-	-	-	227,349	(227,349)	-

Balances as of April 30, 2007		1,192,692	107,742	87,262	15,954	227,349	-	1,630,999

Capital increase on November 19, 2007	Note 17.a	5,639	-	-	-	-	-	5,639
Capital increase on December 5, 2007	Note 17.a	1,736,700	-	-	-	-	-	1,736,700
Capital increase on December 11, 2007	Note 17.a	237	-	-	-	-	-	237
Realization of revaluation reserve		-	-	(636)	-	-	636	-
Loss for the year		-	-	-	-	-	(47,775)	(47,775)
Absorption of accumulated losses with reserve for new investments and upgrading	Note 17.d	-	-	-	-	(47,139)	47,139	-

Balances as of April 30, 2008		2,935,268	107,742	86,626	15,954	180,210	-	3,325,800

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended April 30, 2008 and 2007
 (In thousands of reais)

	Parent Company		Consolidated
	2008	2007	2008	2007
SOURCES OF WORKING CAPITAL
Net income (loss) for the year	(47,775)	349,486	(47,775)	357,269
Expenses (income) not affecting net working capital:
Losses (earnings) on equity investments	139,212	(372,174)	(6,574)	57
Depreciation and amortization	140,713	99,470	341,345	296,960
Provision (reversal) for devaluation of permanent equity investments	(9,318)	9,322	83	141
Goodwill amortization	118,090	132,454	201,410	223,686
Residual value of permanent asset disposals	8,054	1,824	10,956	8,446
Noncurrent interest, monetary and foreign exchange variation, net	(304,696)	(26,140)	(316,300)	(360,585)
Minority interest	-	-	(2,455)	6,174
Set-up (reversal) of provision for judicial demands	3,100	6,565	9,128	(40,058)
Deferred income and social contribution taxes	5,695	(17,063)	(59,481)	118,565
Loss on investment, net	1,103	-	-	-
	54,178	183,744	130,337	610,655

From shareholders:
Capital increase	1,742,576	6,925	1,742,576	6,925
Dividends received	-	287	-	-
	1,742,576	7,212	1,742,576	6,925
From third parties:
Senior notes	-	-	-	849,880
Increase in noncurrent liabilities	189,900	174,450	-	-
Net reduction of noncurrent assets	-	16,853	-	4,596
Net working capital from acquisition	-	-	21,122	-
Transfer from noncurrent assets to current assets	-	10,252	-	2,256
	189,900	201,555	21,122	856,732
Total sources of working capital	1,986,654	392,511	1,894,035	1,474,312

UTILIZATION OF WORKING CAPITAL
Net decrease in noncurrent liabilities	-	-	344,178	181,404
In property, plant and equipment	270,690	272,765	1,050,511	683,541
In investments, other than goodwill	777,104	165,624	100,007	80,021
In deferred charges	-	-	2,559	645
Goodwill paid on the acquisition of equity investments	-	-	173,999	3,706
Advance for future capital increase	83,334	-	-	-
Transfer from noncurrent liabilities to current liabilities	29,514	19,752	37,995	159,660
Proposed dividends	-	75,783	-	75,783
Net working capital from acquisition /merger of subsidiaries	-	149,259	-	-
Transfer from current assets to noncurrent assets	30,366	-	111,885	-
Total utilization of working capital	1,191,008	683,183	1,821,134	1,184,760
Increase (decrease) in net working capital	795,646	(290,672)	72,901	289,552

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF CHANGES IN FINANCIAL POSITION--Continued
Years ended April 30, 2008 and 2007
 (In thousands of reais)

	Parent Company		Consolidated
	2008	2007	2008	2007

Changes in net working capital
Current assets
At end of year	2,030,222	1,324,945	2,283,605	2,224,745
At beginning of year	1,324,945	1,560,267	2,224,745	2,013,436
	705,277	(235,322)	58,860	211,309
Current liabilities
At end of year	262,905	353,274	577,692	591,733
At beginning of year	353,274	297,924	591,733	669,976
	(90,369)	55,350	(14,041)	(78,243)
Increase (decrease) in net working capital	795,646	(290,672)	72,901	289,552

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF CASH FLOWS
Years ended April 30, 2008 and 2007
 (In thousands of reais)

	Parent Company		Consolidated
	2008	2007	2008	2007
Cash flows from operating activities
Net income (loss) for the year	(47,775)	349,486	(47,775)	357,269
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	140,713	99,470	341,345	296,960
Losses (earnings) on equity investments	139,212	(372,174)	(6,574)	57
Residual value of permanent asset disposals	8,054	1,824	10,956	8,446
Goodwill amortization	118,090	132,454	201,410	223,686
Loss on investment, net	1,103	-	-	-
Deferred income and social contribution taxes	15,012	(31,691)	(59,481)	115,214
Set-up (reversal) of provision for judicial demands	3,100	6,565	9,128	(40,058)
Provision (reversal) for devaluation of permanent equity investments	(9,318)	9,322	83	141
Minority interest	-	-	(2,455)	6,174
Accounts receivable from Federal Government	-	-	-	(318,358)
Fees on credit from Federal Government	-	-	-	38,203
Discounts on promissory notes	-	(25,600)	-	(25,600)
Discounts from state tax amnesty – ICMS (State Valued Added Tax – VAT)	-	-	-	(62,126)
Interest and monetary and foreign exchange variation, net	(72,239)	183,944	(115,950)	215,482
Decrease (increase) in assets
Trade accounts receivable	(8,607)	23,710	(107,992)	98,087
Inventories	(8,855)	(6,586)	(44,839)	(110,249)
Advances to suppliers	3,078	(8,676)	(90,945)	(78,727)
Derivative financial instruments	(48,955)	251,023	(48,955)	251,023
Related parties	(5,926)	-	(15,593)	-
Other assets	7,296	(5,626)	(44,448)	4,901
Increase (decrease) in liabilities
Trade accounts payable	4,670	(49,049)	55,320	(87,944)
Salaries payable	7,411	2,259	14,702	13,547
Taxes and social contributions payable	(16,765)	(7,912)	(32,817)	(74,425)
Provision for judicial demands	7,629	(6,993)	(6,106)	(128,009)
Derivative financial instruments	6,316	(29,832)	6,316	(29,832)
Other liabilities	(12,424)	76	(34,484)	(6,327)
Net cash provided by (used in) operating activities	230,820	515,994	(19,154)	667,535
Cash flow from investing activities
In deferred charges	-	-	(2,559)	-
Acquisition of investment, net of cash received	(777,104)	(165,624)	(169,613)	(80,021)
Advance for future capital increase	(83,334)	-	-	-
Acquisition of property, plant and equipment	(270,690)	(272,765)	(1,050,511)	(683,541)
Marketable securities	(394,342)	181,725	(361,839)	197,172
Others	-	287	-	(4,351)
Net cash used in investing activities	(1,525,470)	(256,377)	(1,584,522)	(570,741)

COSAN S.A. INDÚSTRIA E COMÉRCIO

STATEMENTS OF CASH FLOWS--Continued
Years ended April 30, 2008 and 2007
 (In thousands of reais)

	Parent Company		Consolidated
	2008	2007	2008	2007
Cash flows from financing activities
Senior notes	-	-	-	849,880
Loans and financing	198,311	-	198,302	-
Advances from customers	-	5,791	-	4,779
Payments of principal and interest on loans and financings, advances from customers and promissory notes	(703,914)	(244,654)	(839,359)	(375,599)
Capital increase	1,742,576	6,925	1,742,576	6,925
Related parties pre-payment	119,006	(16,835)	-	-
Dividends paid	(75,783)	-	(75,815)	-
Other	-	1,480	-	-
Net cash generated by (used in) financing activities	1,280,196	(247,293)	1,025,704	485,985
Net increase (decrease) in cash and cash equivalents	(14,454)	12,324	(577,972)	582,779
Cash and cash equivalents at beginning of year	31,571	19,247	643,815	61,036
Cash and cash equivalents at end of year	17,117	31,571	65,843	643,815

Additional cash flow information

Interest paid on loans, financings, advances from customers and promissory notes	(139,941)	(135,818)	(210,059)	(155,786)
Income and social contribution taxes paid	(27,097)	(122)	(31,698)	(25,952)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS
April 30, 2008 and 2007
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 18 producing units, all located in the São Paulo State, with a nominal capacity of milling 45 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

During the year ended April 30, 2008, the main activities in this regard were as follows:

▪	On August 1, 2007, Cosan Limited, company organized in Bermudas, became a controlling shareholder of Cosan holding a 51% interest therein;

▪
On December 5, 2007, the Company approved the capital increase in the amount of R$1,736,700, through issue of 82,700,000 common shares with no par value. This capital increase was fully subscribed and paid up on January 23, 2008 by parent company Cosan Limited and minority shareholders. With this capital increase, Cosan Limited increased its interest in the Company to 56.1%;

▪
On February 14, 2008, subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”) became the wholly owner of Benálcool Açúcar e Álcool S.A. (“Benálcool”) and Benagri Agrícola Ltda. (“Benagri”), both located in the Araçatuba region, São Paulo;

▪
On April 18, 2008, parent company Cosan Limited announced its acceptance of the total Company shares of shareholders submitted to Voluntary Public Offer to Purchase Shares (“OPA – Oferta Pública de Aquisição de Ações”) through bartering BDRs for Class A, issued by Cosan Limited. After conclusion of the auction held on that date, 18,232,812 common shares of the Company, representing 6.7% of its total common shares, were submitted for barter. With the OPA, parent company Cosan Limited became the holder of 62.8% of the Company’s total common shares; and,

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

1.	Operations--Continued

▪
On April 23, 2008, the Company entered into a Stock Purchase and Sale Agreement with ExxonMobil International Holdings B.V. for acquiring the total capital of ExxonMobil affiliates holding 100% of the capital of Esso Brasileira de Petróleo Ltda. and its affiliates, which are the holders of assets related to fuel distribution and marketing as well as production and marketing of lubricants and specialties of ExxonMobil in Brazil.

2.	Basis of Preparation and Presentation of the Financial Statements

The financial statements are the responsibility of the Company’s management and were prepared in conformity with accounting practices adopted in Brazil, the standards established by the Brazilian Securities Commission (CVM) and the rules of the São Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-named “Novo Mercado”.

Preparation of the financial statements involves the use of accounting estimates. These estimates were based on objective and subjective factors and Company management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property, plant and equipment, credit risk analysis in determining the allowance for doubtful accounts, as well as the analysis of other risks in determining other provisions, including provision for judicial demands, the valuation of financial instruments and other assets and liabilities at the balance sheet date.

The settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to uncertainties inherent to the estimate process. The Company reviews its estimates and assumptions at least on a quarterly basis.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

Assets and liabilities are classified as current whenever their realization or settlement is likely to occur within the following twelve months. Otherwise, they are stated as noncurrent. Assets and liabilities denominated in foreign currencies were translated into Brazilian reais at the exchange rate at the balance sheet date. Translation differences were recognized in the statement of operations. The assets and liabilities of foreign subsidiaries were translated into Brazilian reais at the exchange rate at the balance sheet date and the results of operations were determined based on the monthly average exchange rate for the year.

For purposes of additional information, the statements of cash flows, prepared in accordance with Accounting Standard and Procedure (NPC) No. 20, issued by IBRACON – the Brazilian Institute of Independent Auditors are being presented, considering the main operations that affected cash and cash equivalents of the Company and its subsidiaries. These statements are divided into operating, investing and financing activities.

As part of the accompanying financial statements, the Company presents as unaudited supplementary information its calculation of EBITDA (Earnings before interest, taxes, depreciation and amortization). While EBITDA does not provide a measurement indicator for operating cash flow in accordance with Brazilian accounting principles, it is frequently used by financial analysis in business valuations and management uses it to assess the Company’s operating performance.

Changes in preparation and reporting of financial statements

On December 28, 2007, Law No. 11638 was approved by the President of Brazil. This law makes amendments and revokes provisions of Brazil’s Corporation Law. These changes are primarily aimed towards convergence between accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS).

The requirements of this Law shall apply to financial statements reported for fiscal years ended on or after January 1, 2008. Since the current fiscal year of the Company began on May 1, 2007, these new requirements shall be adopted in the year ending April 30, 2009; however, its significant future impacts on those financial statements shall be stated.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

Changes in preparation and reporting of financial statements--Continued

Based on accounting pronouncements existing to date and considering the best understanding of the Company, the changes introduced by the new law which may have significant impact on its future financial statements are:

i)
presentation of statements of cash flows and value added: the Company adopts the practice of disclosing its cash flow. Concerning value added, the Company will present this statement beginning the first quarter of the coming fiscal year;

ii)
maintenance of the revaluation reserve: the Company’s management is assessing if the amounts recorded in the revaluation reserve will be maintained through the effective realization date or reversed. At April 30, 2008, the balance recorded in property, plant and equipment, less depreciation, amounts to R$108,150 and R$423,977, Company and consolidated, respectively. The balance presented in the parent company fully refers to land revaluation. In consolidated, land revaluation corresponds to R$362,615. The Company will disclose its option in the first quarter of the coming fiscal year;

iii)
financial assets and liabilities, notably long-term ones, shall now be discounted to present value. Management believes that the major impact will be on the liability arising from Resolution 2471, as disclosed in Note 15, whose amount is directly related to redemption of Restricted Brazilian Treasury Bills (CTNs), classified as noncurrent assets. Given that the redemption value of these bills shall be closely similar to the debt value upon maturity, the present value of such debt should approximate the asset balance at April 30, 2008, as mentioned in Note 21.g, there being, accordingly, a decrease in noncurrent liabilities by nearly R$70,000, parent company, and R$400,000 in the consolidated. Possible present value effects on the balances of loans in foreign currency at April 30, 2008, denominated Senior Notes and Perpetual Notes, are set out in Note 21.g. Regarding other liabilities, the Company is making the respective present value calculations, to be disclosed in the coming fiscal year;

iv)
periodic analysis of the recoverability of amounts recorded under fixed and intangible assets: the Company already adopts this practice, there being no effects on the financial statements as of April 30, 2008;

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

Changes in preparation and reporting of financial statements--Continued

v)	regarding share-based compensation, the Company disclosed in Note 24, the possible impacts on the financial statements as of April 30, 2008; and,

vi)	certain financial assets shall be measured at market value. The Company presents the market value effects on its derivatives in Notes 21.b and 21.c.

Other changes, in addition to those addressed above, are introduced by Law No. 11638/07, among which it is worth highlighting the following: i) in preparing financial statements, accounting adjustments made exclusively to comply with accounting standards are not taxable or tax-deductible; (ii) in some business combinations, assets and liabilities shall be accounted for at market value; (iii) leased assets shall be recorded under property, plant and equipment; and, (iv) investments in affiliates on whose management the corporation has a significant influence or in which they hold 20% or more of the voting capital (not of the total capital as before), in subsidiaries, and in other companies that are of a same group, or that are under common control, shall be measured by the equity method.

Because these changes have been recently approved and some of which are still dependent upon regulation by regulatory agencies in order to be fully applied, management is still considering all the effects that such changes could have on the Company’s financial statements and result of operations for years to come.

3.	Summary of Significant Accounting Practices

a)	Result of operations

The result of operations is determined on the accrual basis of accounting. Revenue from product sales is recognized in the statement of operations when the risks and rewards inherent to the products are transferred to the buyer. Revenues are not recognized when there is significant uncertainty of their realization.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

b)	Cash and cash equivalents

These include bank checking account balances and short-term investments which are redeemable within up to 90 days from the date of investment and are recorded at cost increased by earnings obtained up to the balance sheet date, not to exceed market value.

c)	Marketable securities

Stated at cost plus earnings obtained up to the balance sheet date, not to exceed their market value.

d)	Trade accounts receivable

Refer to amounts receivable from customers, which are reduced by an allowance for doubtful accounts to their probable realizable amounts. The allowance for doubtful accounts is set up for an amount considered by management to be sufficient to cover losses on realization of accounts receivable.

e)	Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the estimated amount of sugarcane to be milled during the harvest period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

e)	Inventories--Continued

Cosan’s harvest period begins between the months of April and May each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities.

f)	Deferred income and social contribution taxes

Recognition of deferred tax assets and liabilities is based: i) on temporary differences between their respective book and tax balances; and, ii) on income and social contribution tax losses, taking into consideration their likely realization based on generation of future taxable profits. If the Company and its subsidiaries generate losses or are not able to generate future taxable profits, or should there be any significant change in effective tax rates or in the time required for deferred taxes to be taxable or deductible, their management considers the need for a provision for loss on realization of such deferred tax assets.

g)	Investments

Investments in subsidiaries and affiliate are stated by the equity method. The remaining investments are stated at acquisition cost reduced by a provision for devaluation, when applicable. The investments in subsidiaries Cosan International Universal Corporation and Cosan Finance Limited are stated based on the financial statements of these subsidiaries adjusted to accounting practices adopted in Brazil.

h)	Property, plant and equipment

Property, plant and equipment items are recorded at their acquisition or construction cost, which have been partially revalued. Depreciation is calculated using the straight-line method based on annual rates that take into consideration the remaining economic useful life of the assets, as shown in Note 11.

The sugarcane planting costs are recorded at cost and amortized over 5 years.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

h)	Property, plant and equipment--Continued

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life.  It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the book value of an asset or group of assets may not be recovered.

i)	Intangible

Refers to goodwill on the acquisition of equity interests based on future profitability of investments, being amortized within 5 to 10 years. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

j)	Other current and noncurrent assets

These are stated at realizable value, including, when applicable, earnings, monetary and exchange variation to balance sheet date, or at cost in case of prepaid expenses.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

k)	Liabilities

Liabilities are recognized in the balance sheet when the Company has a legal or constructive obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits. Certain liabilities due to uncertainty with respect to the timing and amount of the outflow of economic benefits required for their settlement are estimated as incurred and recorded as a provision. Provisions are recorded reflecting the best estimates of the risk involved.

The determination of estimated liabilities related to tax suits, civil suits and labor claims involves use of professional judgment by management. The Company is subject to several claims, being defendant in several tax suits, civil suits and labor claims on several matters arising in the normal course of its business activities.

The Company records provision for probable losses on the suits which are feasible to be estimated with reasonable accuracy. The Company’s judgment is based on the opinion of its internal and external legal counsel. The balances are adjusted in order to reflect changes in circumstances in proceedings pending judgment. Actual results may come to differ from the referred to estimates.

l)	Taxation

Selling revenues are subject to taxation according to ruling Brazilian legislation.

The charges related to those taxes and contributions are stated as sales deductions in the statement of operations. The credits resulting from non-cumulative PIS/COFINS are presented reducing the cost of goods sold in the statement of operations. Revenue from exports, as well as the results of subsidiary Cosan International are not subject to the above taxes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

l)	Taxation--Continued

Income taxes comprise income and social contribution taxes. Income tax is computed on taxable income at 15%, plus a 10% additional charge on the portion of profits in excess of R$240 in the period of 12 months, while social contribution tax is computed at 9% on taxable income, recognized on the accrual basis. Deferred taxes related to tax loss carryforwards and temporary differences are presented in noncurrent assets, calculated based on the rates forecast upon realization thereof, which are reviewed annually.

m)	Loans and financing

Loans and financing are restated based on monetary or exchange variations, as applicable, plus accrued interest to the balance sheet date.

n)	Revaluation reserves

The revaluation reserves at the Company and its subsidiaries are realized as the related assets are depreciated and written off. Realized amounts are credited to retained earnings/accumulated losses. When applicable, a deferred income and social contribution tax liability with regard to the revaluation reserve is booked.

o)	Hedge

The Company engages in derivative operations in order to reduce its exposure to sugar price variations in the international market. The Company engages mainly in futures and options operations. Futures and options operations involve periodic margin deposits with brokers. The Company also engages in operations with derivatives, non-deliverable forward currency purchase/sale contracts (Non-Deliverable Forward – NDF and Swap), in order to reduce its exposure to the effects of exchange rate variations on its revenue from exports. Such derivative operations ensure minimum average profit for part of future production.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

o)	Hedge--Continued

Option premium-long position is recorded at historic cost in assets, and option premium-short position is also recorded at historic cost, in liabilities until options settlement. The financial result from this type of transaction and from futures operations is recorded in the statement of operations only upon hedged product billing, and the margin deposits are maintained in current assets until realization thereof. Forward and swap contracts are recorded only upon settlement which occurs at the moment of hedged product billing.

In addition, the Company maintains currency and interest rate swap contracts for the charges related to the Senior Notes. The financial result from this type of transaction is recorded on a pro-rata-temporis basis against Senior Notes interest expense.

p)	Earnings (loss) per share

Earnings (loss) per share are calculated based on the number of outstanding shares as of balance sheet date.

q)	Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

a)    Intercompany assets and liabilities are eliminated;
b)    Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
c)    Intercompany revenues and expenses are eliminated; and
d)    Significant unearned intercompany income is eliminated, when relevant.

The fiscal year of the consolidated companies is the same as that of the Company.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

3.	Summary of Significant Accounting Practices--Continued

q)	Consolidation of financial statements--Continued

Consolidated companies are listed below:

	Interest as of
	2008		2007
	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.0%	-	90.0%	-
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-
Agrícola Ponte Alta S.A.	-	99.1%	-	98.4%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-
Cosan S.A. Bioenergia	100.0%	-	100.0%	-
Corona Bioenergia S.A. (1)	-	-	-	98.4%
FBA Bioenergia S.A. (1)	-	-	-	98.4%
Barra Bioenergia S.A. (1)	-	99.1%	-	98.4%
Cosan International Universal Corporation	100.0%	-	100.0%	-
Cosan Finance Limited	100.0%	-	100.0%	-
DaBarra Alimentos Ltda.	-	99.1%	-	98.4%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.1%	-	98.4%
Usina da Barra S.A. Açúcar e Álcool	89.9%	9.2%	82.4%	16.0%
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%
Cosan Centroeste S.A. Açúcar e Álcool (2)	-	99.1%	99.9%	0.1%
Usina Santa Luíza S.A. (3)	-	33.0%	-	-
Benálcool Açúcar e Álcool S.A. (4)	-	99.1%	-	-
(1)	As mentioned in Note 10, FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.;
(2)	As mentioned in Note 10, the Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.;
(3)
As mentioned in Note 10, the Company undertook capital increase in Usina da Barra, through with the subsidiary and through assignment of its shareholding interest of investee Etanol Participações S.A., corresponding to 33.3% interest in its capital. On December 21, 2007, Etanol was merged into its former subsidiaries Usina Santa Luiza and Agropecuária Aquidaban; e,

(4)	As mentioned in Note 10, this company was acquired on February 14, 2008.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

4.	Cash and Cash Equivalents

	Parent Company		Consolidated
	2008	2007	2008	2007
Cash	45	311	151	398
“Overnight” investments	-	-	37,161	584,967
Bank checking accounts	13,119	7,040	22,223	32,569
Amounts pending foreign exchange closing	3,953	24,220	6,308	25,881
	17,117	31,571	65,843	643,815

The balance of Overnight investments refer to financial investments in US dollars made with highly-rated banks, are remunerated according to the “Federal Funds” rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

5.	Marketable Securities

	Parent Company		Consolidated
	2008	2007	2008	2007
Bank Deposit Certificates – CDB	908,028	513,687	944,233	573,303
Other fixed income securities	12	11	12	11
Noncurrent assets	908,040	513,698	944,245	573,314

Investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 102.1% of the Interbank Deposit Certificate - CDI.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

6.	Trade Accounts Receivable

	Parent Company		Consolidated
	2008	2007	2008	2007
Domestic	33,143	20,775	100,659	86,632
Foreign	13,727	23,259	116,769	33,234
(-) Allowance for doubtful accounts	(711)	(940)	(2,190)	(7,583)
	46,159	43,094	215,238	112,283

7.	Inventories

	Parent Company		Consolidated
	2008	2007	2008	2007
Finished goods:
Sugar	23,320	4,777	53,488	11,654
Ethanol	8,396	4,344	24,801	17,757
Other	1,707	2,803	3,636	3,420
Harvest costs	141,822	165,360	356,505	372,524
Supplies and other	63,040	46,813	149,251	104,872
Provision for inventory realization and obsolescence	(8,599)	(3,266)	(17,163)	(6,877)
	229,686	220,831	570,518	503,350

8.	Advances to Suppliers

	Parent Company		Consolidated
	2008	2007	2008	2007
Sugarcane suppliers	95,603	78,869	291,855	184,608
Equipment, material and service suppliers	2,302	7,773	11,606	26,838
	97,905	86,642	303,461	211,446
Current	(83,564)	(86,642)	(226,119)	(211,446)
Noncurrent	14,341	-	77,342	-

The noncurrent balance corresponds to advances to sugarcane suppliers, to be realized to 2011.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

9.	Related Parties

	Assets
	Parent Company		Consolidated
	2008	2007	2008	2007
Usina da Barra S.A. Açúcar e Álcool	521,708	261,127	-	-
Cosan International Universal Corporation	41,937	10,116	-	-
Cosan Operadora Portuária S.A.	16,189	5,262	-	-
Vertical UK LLP	5,926	-	16,305	-
Other	5,355	895	-	45
	591,115	277,400	16,305	45
Current	(591,115)	(277,149)	(16,305)	-
Noncurrent	-	251	-	45

	Liabilities
	Parent Company		Consolidated
	2008	2007	2008	2007
Cosan Finance Limited	644,304	216,841	-	-
Other	-	668	-	667
	644,304	217,509	-	667
Current	(22,571)	(668)	-	(667)
Noncurrent	621,733	216,841	-	-

	Parent Company		Consolidated
	2008	2007	2008	2007
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	672,340	539,477	(62,043)	42
Capital increase at subsidiary with credits	(675,000)	(85,574)	-	-
Advance for future capital increase	(83,334)	-	-	-
Sale of finished goods and services	666,866	259,532	78,303	-
Purchase of finished goods and services	(281,333)	(423,600)	-	-
Financial income	14,176	22,281	-	-
Transfer upon merger	-	(221,953)	-	-

Transactions involving liabilities
Proceeds received as financial resources, net of payments	478,205	221,183	-	(759)
Financial income	(50,743)	(3,749)	-	-
Other	(667)	-	(667)	-

The purchase and sale of goods and services are carried out at arm’s length.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

9.	Related Parties--Continued

Amounts receivable from Usina da Barra refer, basically, to advances for future deliveries of sugar and advances for future capital increase. Such amounts accrue 100% of CDI interest.

The balance payable to Cosan Finance Limited refers to export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

On November 1, 2007, the Company became an indirect shareholder of Vertical UK LLP, located in the British Virgin Islands. The balance of sales of finished goods includes sales to this affiliate as from that date.

At April 30, 2008, the Company and its subsidiary Usina da Barra were lessees of 37,599 hectares of land (35,701 hectares in 2007) (unaudited) of related companies under the same control as Cosan. The amount paid by the Company and its subsidiary to the lessors in the year ended April 30, 2008 totaled R$17,637 (R$22,568 in 2007). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

10.	Investments

	2008
	Investees		Investor
	Equity	Net income (loss) for the year	Interest %	Investments	Earnings (losses) on equity investments	Reversal of provision for devaluation of equity investment (2)
Administração de Participações Aguassanta Ltda.	158,349	(23,353)	91.5	144,888	(21,368)	-
Usina da Barra S.A. – Açúcar e Álcool	1,576,445	(155,895)	89.9	1,417,303	(131,352)	-
Cosan Operadora Portuária S.A.	35,291	(3,660)	90.0	31,760	(3,294)	-
TEAS – Terminal Exportador de Álcool de Santos S.A.	44,161	1,362	32.0	14,132	436	-
Cosan Distribuidora de Combustíveis Ltda.	60	(208)	99.9	60	(208)	-
Cosan S.A. Bionergia (4)	140,575	-	100.0	223,909	-	-
Cosan International Universal Corporation	4,660	10,123	100.0	4,660	4,660	5,860
Cosan Finance Limited	11,689	15,351	100.0	11,689	11,689	3,458
Grançucar S.A. Refinadora de Açúcar (1)	3,243	-	99.9	26	-	-
Rezende Barbosa S.A. Administração e Participações (3)	-	-	-	100,000	-	-
Other investments	-	-	-	6,161	225	-
				1,954,588	(139,212)	9,318

(1)                The investment balance is reduced by a provision for losses, in the amount of R$3,217;
(2)                Recorded in the net income (loss) for the year under Other operating income (expenses), net;
(3)                Corresponds to advances for future acquisition of investment; and,
(4)                Includes a balance of advance for future capital increase, totaling R$83,334.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

10.	Investments--Continued

	2007
	Investees		Investor
	Equity (capital deficiency)	Net income (loss) for the year	Interest %	Investments	Earnings (losses) on equity investments	Provision for devaluation of equity investment (2)
Administração de Participações Aguassanta Ltda.	181,703	64,417	91.5	166,256	58,940	-
Usina da Barra S.A. – Açúcar e Álcool	1,036,698	375,435	82.4	854,116	299,285	-
Cosan Operadora Portuária S.A.	38,951	3,995	90.0	35,054	3,593	-
TEAS – Terminal Exportador de Álcool de Santos S.A.	42,799	1,538	32.0	13,696	493	-
Cosan Distribuidora de Combustíveis Ltda.	268	(200)	99.9	268	(200)	-
Cosan S.A. Bionergia	85,575	-	100.0	85,575	-	-
Etanol Participações S.A.	238,374	(1,626)	33.3	79,450	(550)	-
Cosan International Universal Corporation	(5,863)	(6,203)	100.0	-	-	(5,863)
Cosan Finance Limited	(3,459)	(3,550)	100.0	-	-	(3,459)
Grançucar S.A. Refinadora de Açúcar (3)	3,243	-	99.9	26	-	-
Cosan Centroeste S.A. Açúcar e Álcool	1	-	99.9	1	-	-
Other investments (1)	-	10,739	-	23	10,613	-
				1,234,465	372,174	(9,322)

(1)	Merged by Cosan in the year ended April 30, 2007;
(2)	Recorded in the statement of operations for the year in Other operating income (expenses), net; and,
(3)	The investment balance is reduced by a provision for losses, in the amount of R$3,217.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

10.	Investments-Continued

The quantity of shares and/or quotas of investees and affiliate and the corresponding quantity held by the Company, at April 30, 2008 and 2007, are as follows:

	2008
	Total shares of investee				Total shares held by the Company
	Shares				Shares
	Common	Preferred	Quotas	Total	Common	Preferred	Quotas	Total
Cosan S.A. Bioenergia	140,575,100	-	-	140,575,100	140,575,100	-	-	140,575,100
Administração de Participações Aguassanta Ltda.	-	-	9	9	-	-	1	1
Usina da Barra S.A. Açúcar e Álcool *	1,486,859,020	32,565,697	-	1,519,424,717	1,366,039,021	-	-	1,366,039,021
Cosan Operadora Portuária S.A.	50,000	50,000	-	100,000	45,000	45,000	-	90,000
Cosan Distribuidora de Combustíveis Ltda.	-	-	1,000,000	1,000,000	-	-	999,999	999,999
Cosan International Universal Corporation	2	-	-	2	2	-	-	2
Cosan Finance Limited	-	-	1	1	-	-	1	1
Grançucar S.A. Refinadora de Açúcar	3,242,810	-	-	3,242,810	3,242,800	-	-	3,242,800
TEAS - Terminal Exportador de Álcool de Santos S.A.	11,281,960	-	-	11,281,960	3,610,227	-	-	3,610,227

	2007
	Total shares of investee				Total shares held by the Company
	Shares				Shares
	Common	Preferred	Quotas	Total	Common	Preferred	Quotas	Total
Cosan S.A. Bioenergia	85,575,100	-	-	85,575,100	85,575,100	-	-	85,575,100
Administração de Participações Aguassanta Ltda.	-	-	9	9	-	-	1	1
Usina da Barra S.A. Açúcar e Álcool *	838,357,799	32,565,697	-	870,923,496	717,537,800	-	-	717,537,800
Cosan Operadora Portuária S.A.	50,000	50,000	-	100,000	45,000	45,000	-	90,000
Cosan Distribuidora de Combustíveis Ltda.	-	-	1,000,000	1,000,000	-	-	999,999	999,999
Cosan International Universal Corporation	2	-	-	2	2	-	-	2
Cosan Finance Limited	-	-	1	1	-	-	1	1
Cosan Centroeste S.A. Açúcar e Álcool	1,000	-	-	1,000	990	-	-	990
Grançucar S.A. Refinadora de Açúcar	3,242,810	-	-	3,242,810	3,242,800	-	-	3,242,800
Etanol Participações S.A.	240,000	-	-	240,000	80,000	-	-	80,000
TEAS - Terminal Exportador de Álcool de Santos S.A.	11,281,960	-	-	11,281,960	3,610,227	-	-	3,610,227

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

10.	Investments--Continued

	Parent Company		Consolidated
	2008	2007	2008	2007
Opening balances	1,234,465	1,078,249	93,169	13,414
Earnings (losses) on equity investments	(139,212)	372,174	6,574	(57)
Acquisition of investments	-	80,050	7	80,021
Advance for future acquisition of investment	100,000	-	100,000	-
Advance for future capital increase	83,334	-	-	-
Increase of investment and goodwill due to merger	-	262,990	12	-
Increase in investment due to capital increase	755,297	85,574	2,105	-
Goodwill on the acquisition of equity investments	-	-	173,999	-
Transfer of goodwill to deferred charges	-	(495,409)	(173,999)	-
Decrease of investment due to merger/spin-off	-	(134,239)	(81,555)	-
Goodwill amortization	-	(14,583)	-	(134)
Disposal of investment through capital increase in subsidiary	(78,193)	-	-	-
Other	(1,103)	(341)	-	(75)
Closing balances	1,954,588	1,234,465	120,312	93,169

Transactions carried out in the year ended April 30, 2008

On June 25, 2007, the Company contributed capital to Etanol Participações S.A., remitting funds in the amount of R$2,105, which corresponds to 2,114,784 common registered shares with no par value. The Company’s interest in Etanol’s capital was kept at 33.3%.

On June 25, 2007, the Company subscribed for a capital increase amounting to R$30,000 in former subsidiary Cosan Centroeste S.A. Açúcar e Álcool, through the issue of 30,000,000 new common registered shares with no par value. Out of the total capital increase, Cosan paid up R$2,550 via current account credits and the remainder amount of R$27,450, was paid up by Agrícola Ponte Alta S.A. at April 30, 2008.

On July 23, 2007, the Company sold its interest in Cosan Centroeste S.A. Açúcar e Álcool to indirect subsidiary Agrícola Ponte Alta S.A. at cost, for the amount of R$2,551, with no gain or loss stated.

On September 17, 2007, indirect subsidiary FBA Bioenergia S.A. merged into Barra Bioenergia S.A. e Corona Bioenergia S.A..

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

10.	Investments--Continued

On November 1, 2007, the Company acquired indirect interest of 50% in the capital of Vertical UK LLP, company located in the British Virgin Islands, active in purchase and sale of ethanol and biodiesel, for R$7. The Company has no influence on the management of this subsidiary.

The Annual General Meeting held on December 3, 2007 of subsidiary Usina da Barra S.A. Açúcar e Álcool approved capital increase by R$695,642, with issue of 648,501,221 common shares. This capital increase was fully subscribed by controlling company Cosan S.A. Indústria e Comércio through credits with the subsidiary in the amount of R$620,000 and assignment of shareholding of investee Etanol Participações S.A., corresponding to 33.3% interest in its capital, in the amount of R$75,642. As such, the Company started to hold, directly and indirectly, 99.1% interest in Usina da Barra.

On January 31, 2008, the Company increased capital of Cosan S.A. Bioenergia using cash credits with the subsidiary, in the amount of R$55,000, corresponding to 55,000,000 registered common shares, with no par value.

On February 14, 2008, subsidiary Usina da Barra, concluded the acquisition of 100% of both Benálcool and Benagri shares, thereby increasing the Company’s crushing capacity by 1.5 million tons of sugarcane. The acquisition totaled R$106,906, being, R$72,022 corresponding to the amount paid to shareholders for the acquisition of their equity interest, and R$34,884 corresponding to the settlement of debts assumed by the companies in this process. Since the acquired companies had capital deficiency in the amount of R$99,482, the Company recorded goodwill thereon, amounting to R$171,504, to be amortized over 10 years based on an economic valuation appraisal report prepared by an independent specialist firm.

On April 9, 2008, the Company entered into a Stock Purchase and Sale Agreement and Other Commitments and the Memorandum of Understanding with Rezende Barbosa S.A. Administração e Participações, for the acquisition of 49% of the shares of Terminal Teaçu for the amount of R$119,000. At that date, the Company made an advance in the amount of R$100,000. The remaining balance of R$19,000 shall be paid on the date such transaction will become effective, which is conditioned to certain suspensive conditions to be met within 210 days from agreement execution date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

11.	Property, Plant and Equipment

		Parent Company
		2008				2007
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	73,021	108,150	-	181,171	179,116
Machinery, equipment and installations	10.86	355,342	-	(193,348)	161,994	126,465
Vehicles	21.67	42,484	-	(28,452)	14,032	9,311
Furniture, fixtures and computer equipment	18.44	60,085	-	(17,222)	42,863	10,850
Buildings and improvements	4.00	144,345	-	(21,064)	123,281	97,955
Construction in progress	-	58,617	-	-	58,617	99,385
Sugarcane planting costs	20.00	337,862	-	(107,061)	230,801	177,838
Parts and components to be periodically replaced	100.00	65,999	-	(1,450)	64,549	57,560
Other	-	3,578	-	-	3,578	483
		1,141,333	108,150	(368,597)	880,886	758,963

		Consolidated
		2008				2007
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	222,316	362,615	-	584,931	571,904
Machinery, equipment and installations	12.56	1,058,903	141,454	(803,278)	397,079	310,941
Vehicles	21.58	121,854	8,993	(96,335)	34,512	18,796
Furniture, fixtures and computer equipment	17.38	88,464	107	(36,126)	52,445	18,538
Buildings and improvements	4.9	358,275	54,264	(116,214)	296,325	253,656
Construction in progress	-	481,402	-	-	481,402	188,198
Sugarcane planting costs	20.00	973,831	-	(344,852)	628,979	456,615
Parts and components to be periodically replaced	100.00	156,500	-	(3,991)	152,509	120,897
Advances for fixed asset purchases	-	144,439	-	-	144,439	76,317
Other	-	1,955	-	-	1,955	492
Property, plant and equipment impairment loss		(3,217)	-	-	(3,217)	(3,217)
		3,604,722	567,433	(1,400,796)	2,771,359	2,013,137

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

On April 30, 2008, consolidated property, plant and equipment included the amount of R$423,977 (R$435,047 in 2007) corresponding to the net revaluation balance.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

12.	Intangible

Refers, substantially, to goodwill paid on expected profit. Balances at April 30, 2008 and 2007 are as follows:

		Parent Company
		2008			2007
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(392,616)	-	52,138
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(41,418)	22,302	35,046
Goodwill on the acquisition of Grupo Mundial	10	127,953	(28,789)	99,164	111,959
Goodwill on the payment of capital of Mundial	10	21,142	(4,404)	16,738	18,852
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	10	267,824	(60,261)	207,563	234,346
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(23,033)	92,132	103,648
		988,420	(550,521)	437,899	555,989

Refers, substantially, to goodwill paid on expected profit. Balances at April 30, 2008 and 2007 are as follows:

		Consolidated
		2008			2007
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of Administração de Participações Aguassanta Ltda.	20	392,616	(392,616)	-	52,138
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(41,418)	22,302	35,046
Goodwill on the acquisition of Usina da Barra	20	35,242	(28,223)	7,019	14,067
Goodwill on the constitution of FBA	10	22,992	(16,478)	6,514	8,813
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(16,890)	7,228	9,640
Goodwill on the acquisition of Guanabara Agro Industrial S.A.	20	27,747	(27,747)	-	3,160
Goodwill on the acquisition of Grupo Destivale	10	69,918	(21,014)	48,904	55,895
Goodwill on the acquisition of Grupo Mundial	10	127,953	(28,790)	99,163	111,959
Goodwill on the payment of capital of Mundial	10	21,142	(4,404)	16,738	18,852
Goodwill on the acquisition of Corona	10	818,831	(180,755)	638,076	719,960
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(23,033)	92,132	103,648
Goodwill on the acquisition of Usina Santa Luiza	10	55,787	(1,839)	53,948	-
Goodwill on the acquisition of Benálcool	10	171,504	(2,858)	168,646	-
		1,946,735	(786,065)	1,160,670	1,133,178

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

13.	Taxes and Social Contributions Payable

	Parent Company		Consolidated
	2008	2007	2008	2007
ICMS – State VAT	5,726	3,103	16,837	10,374
INSS – Social Security	7,045	6,158	20,650	12,012
PIS – Social Integration Program	595	829	4,119	1,806
COFINS – Social Security Financing	2,736	3,823	18,749	8,326
Tax Recovery Program – REFIS	-	-	285,119	291,913
Special Tax Payment Program – PAES	58,073	65,084	81,469	92,092
Income and social contribution taxes payable	4,249	4,158	29,032	29,251
Other	5,698	14,609	19,430	18,935
	84,122	97,764	475,405	464,709
Current liabilities	(33,031)	(48,202)	(116,090)	(126,202)
Noncurrent liabilities	51,091	49,562	359,315	338,507

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	2008	2007	2008	2007
13 to 24 months	11,192	9,740	38,741	41,433
25 to 36 months	11,078	9,740	38,224	40,482
37 to 48 months	10,507	9,635	36,920	39,216
49 to 60 months	10,521	9,115	35,905	38,663
61 to 72 months	3,273	9,099	22,045	38,648
73 to 84 months	965	2,233	19,069	28,388
85 to 96 months	965	-	19,069	25,526
Above 97 months	2,590	-	149,342	86,151
	51,091	49,562	359,315	338,507

Tax Recovery Program - REFIS

In 2000, several subsidiaries applied to pay their tax payables in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

13.	Taxes and Social Contributions Payable--Continued

Tax Recovery Program – REFIS--Continued

The balances on April 30, 2008 and 2007 are as follows:

	Consolidated
	2008	2007
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges based upon TJLP variation	114,935	104,054
Payments made	(122,044)	(104,369)
	285,119	291,913
Current liabilities	(17,414)	(25,686)
Noncurrent liabilities	267,705	266,227

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, the FNDE (National Fund for Economic Development) and the INSS. Installments are adjusted monthly based upon the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

13.	Taxes and Social Contributions Payable--Continued

Special Tax Payment Program – PAES--Continued

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts. According to the Company and its subsidiaries, the consolidated debts on April 30 are as follows:

	Parent Company		Consolidated
	2008	2007	2008	2007
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(41,902)	(32,047)	(62,440)	(47,809)
Monetary restatement	24,666	21,822	35,286	31,278
	58,073	65,084	81,469	92,092
Current installments	(10,059)	(19,460)	(14,935)	(24,259)
Noncurrent installments	48,014	45,624	66,534	67,833

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

14.	Income and Social Contribution Taxes

a)	Reconciliation of income and social contribution tax expenses:

	Parent Company		Consolidated
	2008	2007	2008	2007
Income (loss) before income and social contribution taxes	11,964	343,252	(68,977)	567,301
Income and social contribution taxes at nominal rate (34%)	(4,067)	(116,706)	23,452	(192,882)
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(47,332)	126,538	2,235	(19)
Non-deductible goodwill amortization	(2,994)	(3,924)	(3,558)	(8,057)
Non-deductible donations and contributions	(1,653)	(3,026)	(3,177)	(4,332)
Recording of deferred taxes on amortized goodwill of subsidiaries merged during the year	-	5,221	-	9,123
Other	(3,693)	(1,869)	(205)	(7,691)
Total current and deferred taxes	(59,739)	6,234	18,747	(203,858)
Effective rate	499.36%	-	-	35.93%
b)	Deferred income and social contribution tax assets:

	Parent Company
	2008				2007
	Base	IRPJ 25%	CSLL 9%	Total	Total
Provision for judicial demands and other temporary differences	130,444	32,611	11,740	44,351	40,183
Income tax losses	109,954	27,489	-	27,489	41,591
Social contribution tax losses	110,055	-	9,904	9,904	14,982
Deferred taxes		60,100	21,644	81,744	96,756
Current assets				-	(34,008)
Noncurrent assets				81,744	62,748

	Consolidated
	2008				2007
	Base	IRPJ 25%	CSLL 9%	Total	Total
Provision for judicial demands and other temporary differences	774,657	193,664	69,718	263,382	223,642
Income tax losses	275,416	68,854	-	68,854	41,891
Social contribution tax losses	275,517	-	24,796	24,796	15,090
Deferred taxes		262,518	94,514	357,032	280,623
Current assets				-	(38,093)
Noncurrent assets				357,032	242,530

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

14.	Income and Social Contribution Taxes

b)	Deferred income and social contribution tax assets:--Continued

Deferred tax credits resulting from income or social contribution tax losses shall be recovered within 10 years, according to the expected profitability of the Company and its subsidiaries shown in financial projections prepared by management, which have been examined by the Supervisory Board of the Company and shall be submitted to the Board of Directors at the Annual General Meeting.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	2008	2007	2008	2007
2008	-	34,008	-	38,093
2009	-	28,839	-	47,745
2010	-	7,119	-	45,689
2011	-	4,465	13,170	24,849
2012	6,649	4,465	35,043	24,849
From 2013 to 2015	61,790	8,930	229,805	49,699
From 2016 to 2018	13,305	8,930	79,014	49,699
	81,744	96,756	357,032	280,623

Estimates for recovery of the tax credits were based on projections of taxable income, taking into consideration several financial and business assumptions on the balance sheet preparation date. The change in estimates for recovery of deferred tax credits in relation to prior year arises from changes in the current economic scenario in which the Company operates, especially from reduced domestic and foreign market prices of ethanol and sugar, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

15.	Loans and Financing

	Financial charges (1)		Parent Company		Consolidated			Guarantees (2)
Purpose	Index (3)/(4)	Average annual interest rate	2008	2007	2008	2007	Final maturity	2008	2007
Senior Notes Due 2009	Dollar (US)	9.0%	60,415	416,337	60,415	416,337	November 2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	686,559	828,430	February 2017	-	-

Perpetual notes	Dollar (US)	8.25%	774,154	933,630	774,154	933,630	-	-	-
IFC	Dollar (US)	7.44%	99,020	137,649	99,020	137,649	January 2013	Chattel mortgage	Chattel mortgage
Resolution 2471	IGP-M Corn price variation	3.95% 12.5%	92,868 137	84,515 144	551,828 725	501,902 1,394	December 2020 October 2025	National Treasury Securities and land mortgage	National Treasury Securities and land mortgage

Other	Several	Several	12,737	7,619	46,800	40,084	Several	Mortgage, inventories and chattel mortgage on financed assets	Mortgage, inventories and chattel mortgage on financed assets

			1,039,331	1,579,894	2,219,501	2,859,426
Current			(53,790)	(60,759)	(83,344)	(88,991)
Noncurrent			985,541	1,519,135	2,136,157	2,770,435

(1)	Financial charges at April 30, 2008, except when otherwise indicated;
(2)	All loans and financing are guaranteed by promissory notes and surety of the Company, subsidiaries and shareholders’, in addition to the securities described above;
(3)	Out of total financing indexed by URTJLP: 62.97% - principal and charges to be paid semi-annually, and 37.03% - principal and charges to be paid monthly; and
(4)
Out of total loans indexed by IGP-M, 35.47% - principal to be paid monthly and charges annually, and 64.53% - principal and charges paid monthly. The remaining portion is indexed to TR (Reference Financial Rate), principal and charges are paid monthly.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

15.	Loans and Financing--Continued

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	2008	2007	2008	2007
13 to 24 months	78,206	20,156	82,882	26,729
25 to 36 months	17,958	424,293	22,780	428,460
37 to 48 months	17,816	16,988	23,532	21,500
49 to 60 months	21,098	16,957	24,458	21,123
61 to 72 months	8	42,380	2,460	45,256
73 to 84 months	8	8	2,255	2,132
85 to 96 months	8	8	8	1,955
Thereafter	850,439	998,345	1,977,782	2,223,280
	985,541	1,519,135	2,136,157	2,770,435

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On April 30, 2008, these certificates, classified as noncurrent assets, amounted to R$23,362 (R$18,992 in 2007), at the Company and R$151,687 (R$123,310 in 2007) at consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and 2025 at consolidated.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

15.	Loans and Financing--Continued

Senior Notes

a)	Due in 2009

On October 18, 2004, the Company issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$200 million. These Senior Notes bear interest at a rate of 9% per annum, payable semi-annually in May and November of each year.

On October 25, 2007, Company advanced payment of part of this debt, reducing the amount of debt principal by R$293,151, equivalent to US$164,192 thousand, of which R$5,718, equivalent to US$3,301 thousand, was settled on November 8, 2007. This operation also involved advance settlement of interest and bonus payment in the total amount of R$31,353, which was recognized in financial income (expenses), net. Due to the advance payment, certain restrictive covenants are not due.

The remaining debt balance, including swap, at April 30, 2008, is R$69,228.

b)	Due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

15.	Loans and Financing--Continued

IFC – International Finance Corporation

On June 28, 2005, the Company entered into a credit facility agreement (“Agreement”) in the total amount of US$70 million with the IFC, comprising an “A loan” of US$50 million and a “C loan” of US$20 million. The “C loan” was withdrawn on October 14, 2005 while the funds from the “A loan” were released on February 23, 2006. Under the Agreement, the Company granted to IFC an option for the total or partial conversion of the “C loan” into common shares of the Company. On November 7, 2005, IFC informed the Company of its intention to exercise the conversion option in relation to the original portion in the amount of US$5,000 (which on November 16, 2005 totaled R$10,980), which was converted into 228,750 common shares in connection with the public offering in November 2005.

Interest payments accrued on these loans are due on a semi-annual basis and are payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes the Company’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 installments payable every six months beginning July 15, 2007. Loans are secured by the industrial facilities under “Usina Rafard”, and guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

The Company, together with its controlling shareholder and its subsidiaries, entered into an Shareholders Agreement with IFC, whereby tag along right and a put option have been granted to IFC, which requires the Company’s controlling shareholders to hold a minimum interest of 51% in the Company’s capital.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

15.	Loans and Financing--Continued

Perpetual Notes

On January 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Restrictive Covenants in the Loan and Financing Agreements

The Company and its subsidiaries are subject to certain covenants under loan and financing agreements, among which the following are:

•	restriction on transactions with shareholders and affiliate companies;
•	restriction on payment of dividends and other payment restrictions affecting subsidiaries;
•	restriction on guarantees granted on assets.

All restrictive covenants have been fully met by the Company and its subsidiaries.

Expenses with issue of Notes

Expenses incurred with the issuance of Senior (2009 and 2017) and Perpetual Notes are recorded as other assets, in current and noncurrent assets, respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

Because of the advanced payment of Senior Notes due in 2009, mentioned in item a) above, the amount of R$5,591 was reversed to the income (loss), for the year, as Financial income (expenses), net. The reversal amount represented the amount of expenses in proportion to the settlement of the corresponding debt on October 25, 2007.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands

	Parent Company		Consolidated
	2008	2007	2008	2007
Tax	200,228	175,350	778,391	670,154
Civil and labor	8,499	7,572	100,334	101,082
	208,727	182,922	878,725	771,236
Judicial deposits	(11,730)	(10,146)	(46,300)	(43,270)
	196,997	172,776	832,425	727,966

	2008	2007	2008	2007
Opening balances	172,776	138,192	727,966	907,395
Provisions (reversal)	3,100	6,565	9,128	(40,058)
Other increases (decrease), net	(1,281)	(20,239)	3,618	(187,618)
Monetary restatement	13,492	15,064	36,934	10,962
Increase through acquisition	-	21,789	64,502	21,789
Transfers between accounts	8,910	11,405	(9,723)	15,496
Closing balances	196,997	172,776	832,425	727,966

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Tax judicial demands refer, substantially, to suits filed by the Company and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA – Sugar and Ethanol Institute, and the Federal VAT (IPI), as well as tax assessments related to ICMS and contributions to the INSS.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands--Continued

The main tax judicial demands at April 30, 2008 and 2007 are as follows:

	Parent Company		Consolidated
Description	2008	2007	2008	2007
Credit premium – IPI (i)	137,966	128,836	251,716	251,534
PIS and Cofins (ii)	19,264	16,341	141,075	119,268
IPI credits (NT) (iii)	-	-	86,125	51,153
Contribution to IAA (iv)	-	-	79,607	76,643
IPI – Federal VAT	9,124	3,220	52,024	49,323
ICMS credits	13,036	10,585	43,725	37,315
Income tax and social contribution	5,260	5,045	39,912	38,416
Other	15,578	11,323	84,207	46,502
	200,228	175,350	778,391	670,154

i)	IPI Premium Credit

The IPI premium credit, introduced by Decree Law No. 491/69, represents a benefit to export trading companies, through granting of IPI tax credits calculated on export sales, as a way of compensation for the tax paid internally This benefit was regulated by Decree No. 64833, dated July 17, 1969, which authorized use of the premium credit to pay any federal tax liabilities or the refund thereof.

In addition to own IPI premium credit, the Company used other IPI premium credit of companies under the same economic group, mainly Usina Costa Pinto S.A. Açúcar e Álcool and Indústria Açucareira São Francisco S.A. Until April 30, 2008, a significant portion of said premium credits had been used to offset federal tax liabilities, namely, IRPJ, CSLL, PIS, COFINS, IPI, CIDE, IRRF and IOF. Considering that such credits are still subject to discussion, the financial statements for the year ended April 30, 2008 present a provision for these tax liabilities that have been offset, including SELIC-based interest. The Superior Court of Justice (STJ) had been handing down favorable decisions as regards use of IPI premium credits. However, in a ruling dated November 9, 2005, the Superior Court of Justice reversed its prior position and held that (a) IPI premium credit no longer existed since 1983, and (b) its use had no longer been allowed as from that year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands--Continued

i)	IPI Premium Credit--Continued

Such decision is subject to appeal by the company against which it was handed down, and may be overturned by this same Court and by the Federal Supreme Court (STF). On December 26, 2005, the Federal Senate published SF Resolution No. 71, declaring unconstitutionality of certain provisions of Decree Law No. 1724 of December 7, 1979 and Decree Law No. 1894 dated December 16, 1981, which provided for elimination of IPI premium credit, thereby reinforcing the legal theory advanced by taxpayers and the review by High Courts.

ii)	PIS and Cofins

This amount is substantially comprised of: a) tax notices filed by tax authorities against subsidiary Usina da Barra – successor to Açucareira Corona – for collection of PIS and COFINS levied on foreign exchange gains and other financial income; b) recording of non-cumulative PIS and COFINS credit, calculated on purchases of products indirectly used in the Company’s production process; c) Debts under the Special Tax Payment Program (PAES) owing to the exclusion of Alcomira S.A. – to which Cosan is a successor – from said tax installment payment program. Based on the opinion of the legal advisors of the Company and its subsidiaries, the likelihood of loss in these cases is assessed as probable.

iii)    IPI Credits (NT)

Subsidiary Usina da Barra is discussing in court its right to recognize IPI matching credits on purchases of raw material, intermediary products and packaging material subject to zero rate taxation, tax-immune, tax-exempt or not subject to taxation. Based on a preliminary injunction obtained by the subsidiary on a petition filed for a written of mandamus, these IPI credits were used to offset own current IPI debts and other federal tax liabilities. At April 30, 2008, the provision set up for these tax liabilities that have been offset amount to R$54,425, including SELIC-based interest and other charges. Based on the opinion of the legal advisors of the Company and its subsidiaries, the likelihood of loss in these cases is assessed as possible. The remaining amount, R$31,700, refers to tax liabilities that have been offset by Benálcool, including SELIC-based interest and other charges. This subsidiary has been claiming in court the same right to such credit as Usina da Barra.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands--Continued

iv)   Contribution to IAA

The subsidiary Usina da Barra is discussing in court the constitutionality of the contribution to the extinct IAA – Sugar and Ethanol Institute on sale of sugar and alcohol not paid during the period from March 1989 to November 1991, in the amount of R$30,902. In addition, the Company is challenging several tax debt collections filed by the Federal Government – which took over the credits of the extinct IAA – for noncompliance, by Açucareira Nova Tamoio S.A. (merged into Usina da Barra), of payment obligations under foreign loans, then settled by the Federal Government on behalf of the Company, which stood guarantor for them in that operation. Such suits amounted to R$93,536 at April 30, 2008 (R$90,298 in 2007). However, in view of the judicial decision handed down in favor of the subsidiary in the second quarter of 2006, the Company’s legal advisors reassessed the estimate of loss for such tax collection claims, reducing them to R$46,370, which was reserved for in the financial statements.

As a result of the reassessment of the loss estimate, the subsidiary recognized a reversal of the updating of the provision for said judicial demand for the year ended April 30, 2007, in the amount of R$42,800, recorded under the Financial income (expenses), net. At April 30, 2008, a complement was recorded to this provision, totaling R$48,705.

Judicial demands for which the likelihood for loss is considered to be possible

i)	IPI Premium Credit resulting from Revenue Procedure No. 67/98

Brazilian IRS Revenue Procedure No. 67/98 enabled the possibility of recovering IPI amounts paid in the period from January 14, 1992 to November 16, 1997 on refined amorphous sugar.

In light of this, former Usina da Barra, for periods in which payments had been made, claimed the right to offset these amounts against other taxes due. Nevertheless, the Brazilian IRS denied claims for both refunding and offsetting the referred to amounts. Thus, Usina da Barra filed an administrative appeal against such rejection.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands--Continued

Judicial demands for which the likelihood for loss is considered to be possible--Continued

i)	IPI Premium Credit resulting from Revenue Procedure No. 67/98--Continued

After the notice for payment of the offset amounts, in light of the changes introduced by Brazilian Internal Revenue Service (SRF) Revenue Procedure No. 210/02, the subsidiary Usina da Barra obtained a preliminary injunction on a petition filed to prevent the government from filing actions for collection of such debts. The legal advisor representing the Company in this case considered the likelihood of an unfavorable outcome as possible. The amount offset and restated through April 30, 2008 totals R$150,739 (R$144,123 at April 30, 2007). Supported by the evaluation of its legal advisors, management believes that it is not necessary to recognize a provision for this contingency.

ii)	Tax assessment – Withholding Income Tax

In September 2006, the Brazilian IRS issued a tax assessment against the Company for lack of payment of withholding income tax on capital gain from operation involving acquisition of subsidiary, giving rise to an administrative proceeding for which the likelihood of loss is regarded as possible, according to the legal advisors’ opinion. No provision was recorded in the financial statements. At April 30, 2008, this proceeding amounted to R$154,896 (R$148,550 in 2007) including penalties and interest.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands--Continued

Judicial demands for which the likelihood for loss is considered to be possible--Continued

iii)	Other judicial demands for which the likelihood for loss is considered to be possible

In addition to the aforementioned claims, the Company and its subsidiaries are involved in other judicial demands liabilities relating to tax, civil and labor claims, which have not been accounted for, considering their current stage and the likelihood of favorable outcomes based on the opinion of their legal advisors. These claims are broken down as follows:

	Parent Company		Consolidated
	2008	2007	2008	2007
ICMS – State VAT	7,478	6,482	71,614	58,909
IAA - Sugar and Ethanol Institute	-	-	47,191	48,216
IPI - Federal Value-added tax	14,768	15,219	73,402	64,924
INSS	11	11	14,132	12,293
Civil and labor	36,096	23,907	56,925	57,023
Other	23,043	7,123	46,141	25,484
	81,396	52,742	309,405	266,849

Contingent credits

i)	IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court tax credits previously unused of approximately R$294,679 (R$275,915 at April 30, 2007), related to IPI premium credit (Decree Law No. 491, dated March 5, 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period from May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

16.	Provision for Judicial Demands--Continued

Contingent credits-Continued

ii)	Accounts receivable from Federal Government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government, since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector.

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of April 30, 2007. However, on February 28, 2007, the subsidiary recognized a gain in the statement of operations for the period, in the amount of R$318,358, corresponding to one of the above-mentioned suits, for which a final and unappealable decision was rendered in favor of subsidiary. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the Accounts receivable from Federal Government, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The amounts are likely to be monetarily restated by the inflation rate IPCA-E. The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38,203, against the account Other liabilities, under noncurrent liabilities.

For the year ended April 30, 2008, these amounts were monetarily restated by the IPCA-E, totaling R$342,201 and R$41,064, corresponding to related suit and lawyers’ fees, respectively. The amounts of R$23,843 (credit) and R$2,861 (debit) were recognized in the net income (loss) for the year, under Financial income (expenses), net.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS (Continued)
April 30, 2008 and 2007
(In thousands of reais)

17.	Shareholders’ Equity

a)	Capital

On November 20, 2006, the Board of Directors approved a capital increase of R$6,925, through issuance of 1,132,707 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, in view of the exercise of this option by the Company’s officers eligible for such.

At the Board of Directors’ Meeting held on November 19, 2007, the members unanimously approved capital increase of R$5,639 through issue of 922,947 new common shares, with no par value, within the “Company’s Stock Purchase Plan”, in view of the exercise of the referred to option by eligible officers, at the issue price of R$6.11 per common share, established in the terms of the option plan. Considering the issue of new shares, the Company’s capital now amounts to R$1,198,311, represented by 189,809,307 common registered uncertified shares without par value.

At the Extraordinary General Meeting held on December 5, 2007, a capital increase of R$1,736,700 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of R$21.00 each. On this date, the Company capital is represented by 272,509,307 common registered uncertified shares without par value, in the total amount of R$2,935,031.

At the Board of Directors’ Meeting held on December 11, 2007, the shareholders unanimously approved capital increase of R$237 through issue of 38,725 new common registered uncertified shares without par value, within the “Company’s Stock Purchase Plan”, in view of the exercise of the referred to option by eligible officers, at the issue price of R$6.11 per share, established in the terms of the option plan. Considering the issue of new shares, the Company’s capital increased to R$2,935,268 on this date, represented by 272,548,032 common registered shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

17.	Shareholders’ Equity--Continued

a)	Capital--Continued

On January 23, 2008, the period for exercising the capital subscription right ended, as approved in the Extraordinary General Meeting of December 5, 2007. The parent company Cosan Limited subscribed and paid in 56,607,396 common shares in the amount of R$1,188,755, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to R$547,945.

As a result of the subscription of shares, the parent company now holds 152,939,440 common shares, representing 56.1% of the Company’s capital.

As of April 30, 2008, the Company’s capital is represented by 272,548,032 registered common shares (188,886,360 as of April 30, 2007), with no par value.

b)	Dividends

According to the Company’s Articles of Incorporation, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Brazilian Corporate Law. At April 30, 2007, the Company proposed minimum compulsory dividends of R$75,783, which were fully paid in the year ended April 30, 2008.

c)	Legal reserve

At April 30, 2007, the Company distributed 5% of the net income determined in the year to legal reserve, as per the Articles of Incorporation and in compliance with the Brazilian Corporate Law.

d)	Reserve for new investments and upgrading

The Company management approved a portion of earnings be retained as of April 30, 2007, in the amount of R$227,349, in order to continue investments and the upgrading process. At April 30, 2008, the Company recorded loss for the year, which was absorbed into this reserve.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

17.	Shareholders’ Equity--Continued

e)	Adjustment due to change in accounting practice

On April 30, 2007, the Company and its subsidiaries changed the accounting treatment referring to inter-harvest costs according established by Technical Instruction No. 01/2006, issued by the Brazilian Institute of Independent Auditors (IBRACON), recording the effects in shareholders’ equity, in the amount of R$5,051 at the Company, and R$7,783 at the subsidiaries, net of tax effects.

The difference between net income for the year of the parent company and consolidated at April 30, 2007 is reconciled as follows:

Net income for the year
Net income of parent company	349,486
Effect of change in accounting practice of subsidiary	7,783
Consolidated net income	357,269

18.	Management Fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

19.	Financial Income (Expenses), Net

	Parent Company		Consolidated
	2008	2007	2008	2007
Financial expenses
Interest (1)	(238,284)	(218,565)	(324,410)	(278,967)
Monetary variation losses	(9,223)	(5,904)	(50,830)	(30,887)
Exchange variation losses (2)	346,797	46,035	351,695	42,104
Results from derivatives (3)	(94,063)	(232,779)	(94,063)	(232,779)
CPMF (Tax on Financial Transactions) expenses	(14,848)	(13,482)	(19,701)	(24,118)
Interest and fees paid on advanced payment of Senior Notes 2009	(31,353)	-	(31,353)	-
Bank charges	(498)	(4,879)	(1,214)	(7,229)
	(41,472)	(429,574)	(169,876)	(531,876)
Financial income
Interest (1)	29,007	34,839	42,992	39,687
Monetary variation gains	1,978	2,061	33,825	6,873
Exchange variation gains (2)	(21,985)	1,520	(23,783)	(1,317)
Results from derivatives (3)	318,911	150,329	318,911	158,438
Earnings from marketable securities	71,685	62,697	82,432	76,980
Financial gain from indemnification suit (4)	-	-	-	318,358
Discounts obtained (5)	346	26,169	(199)	90,824
	399,942	277,615	454,178	689,843
	358,470	(151,959)	284,302	157,967

(1)    Includes results from currency and interest rate swap contracts for the charges;
(2)    Includes foreign exchange gains on liabilities denominated in foreign currency;
(3)    Includes results from transactions in futures, options swaps and NDF;
(4)    Includes monetary restatement and interest on gain from indemnification suit (see Note 16); and
(5)    Includes discounts obtained on promissory notes and ICMS payment.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

20.	Statement of EBITDA (Not Audited)

The Company believes that the disclosure of information on EBITDA (Earnings before interest, taxes, depreciation and amortization) may be important for investors, financial analysts and the public in general, in analyzing its operating performance, especially to allow comparison with other companies in the sector.

EBITDA of the Company and subsidiaries was determined as follows:

	Consolidated
	2008	2007
Net operating revenue	2,736,176	3,605,056
Less:
Cost of goods sold and services rendered	(2,387,136)	(2,481,115)
Selling expenses	(301,335)	(282,022)
General and administrative expenses and management fees	(210,178)	(246,159)
Other operating income (expenses), net	(5,962)	35,309
Plus:
Depreciation and amortization	341,345	296,960
EBITDA	172,910	928,029

EBITDA of the Company and subsidiaries may be reconciled with operating results as follows:

	Consolidated
	2008	2007
Operating income (loss)	(78,969)	565,293
Plus:
Goodwill amortization	201,410	223,686
Financial income, net	(284,302)	(157,967)
Earnings (losses) on equity investments	(6,574)	57
Depreciation and amortization	341,345	296,960
EBITDA	172,910	928,029

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

21.	Financial Instruments

a)	Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which the Company and its subsidiaries are exposed. The Company carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b)	Price risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

At April 30, 2008 the Company had 2,304,191 tons of sugar (1,317,287 tons in 2007), hedged by negotiations with financial instruments, as shown below:

Derivatives included in contract NY11 (NYBOT)
Month	Quote in 2008 (¢/lb)	Hedged volume (T)	Average price (¢/lb)	Market value in 2008 (R$ thousand)
Jul/08	11.81	578,648	10.78	(23,948)
Oct/08	12.70	581,798	11.89	(18,804)
Mar/09	13.64	164,094	14.85	7,401
May/09	14.04	10,161	15.60	589
Jul/09	14.27	416,332	14.15	(4,434)
Oct/09	14.59	476,890	14.26	(8,148)
Jul/10	14.95	3,607	14.98	4
Oct/10	14.99	10,161	15.08	33
Total		2,241,691	12.78	(47,307)

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

21.	Financial Instruments--Continued

b)	Price risk--Continued

Derivatives included in Contract London # 5 (LIFFE)
Month	Quote in 2008 (US$/lb)	Hedged volume (T)	Average price (US$/lb)	Market value in 2008 (R$ thousand)
Aug/08	337.50	62,500	339.02	161
Total		62,500	339.02	161

Derivatives included in contract NY11 (NYBOT)
Month	Quote in 2007 (¢/lb)	Hedged volume (T)	Average price (¢/lb)	Market value in 2007 (R$ thousand)
Mar/07	9.10	474	12.02	62
May/07	9.10	289,480	9.63	6,815
July/07	9.10	403,301	12.21	56,794
Oct/07	9.45	471,881	11.51	44,219
Mar/08	10.09	31,750	11.04	1,349
Total		1,196,887	11.28	109,239

Derivatives included in Contract London # 5 (LIFFE)
Month	Quote in 2007 (US$/lb)	Hedged volume (T)	Average price (US$/lb)	Market value in 2007 (R$ thousand)
Mar/07	308.00	14,000	336.00	797
May/07	308.00	25,000	339.82	1,618
Aug/07	308.00	49,300	324.84	1,689
Oct/07	297.00	32,100	321.02	1,568
Total		120,400	328.23	5,672

c)	Foreign exchange risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in the over-the-counter segment with leading institutions.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

21.	Financial Instruments--Continued

c)	Foreign exchange risk--Continued

At April 30, 2008, the Company had US$711,560 thousand (US$191,000 thousand in 2007) protected by negotiations with financial instruments, as shown below:

Derivatives included in the contract denominated in Commercial Dollar Rate (Futures and Commodities Exchange - BM&F)
	Quote in	Hedged volume	Average price	Market value in 2008
Month	2008 (R$/US$)	(US$ thousand)	(R$/US$)	(R$ thousand)
May/08	1.6784	110,000	1.7435	6,860
Jun/08	1.6908	75,000	1.7563	4,897
Jul/08	1.7046	62,000	1.8004	5,816
Aug/08	1.7156	67,390	1.8177	6,647
Sep/08	1.7303	55,390	1.8338	5,497
Oct/08	1.7432	45,390	1.8338	3,866
Nov/08	1.7568	82,390	1.8418	6,567
Dec/08	1.7716	65,000	1.8554	5,077
Jan/09	1.7852	7,000	1.8610	482
Feb/09	1.7972	37,000	1.8615	2,141
Mar/09	1.8140	80,000	1.8550	2,982
Apr/09	1.8269	25,000	1.9287	2,244
Total		711,560	1.8176	53,076

Derivatives included in the contract denominated in Commercial Dollar Rate (Futures and Commodities Exchange - BM&F)
	Quote in	Hedged volume	Average price	Market value in 2007
Month	2007 (R$/US$)	(US$ thousand)	(R$/US$)	(R$ thousand)
May/07	2.0339	27,000	2.3416	8,303
June/07	2.0443	36,000	2.3823	12,039
July/07	2.0528	33,000	2.3852	10,757
Aug/07	2.0638	14,000	2.3568	3,982
Sept/07	2.0740	7,000	2.2767	1,300
Dec/07	2.0995	59,000	2.1231	890
Jan/08	2.1077	6,000	2.3161	1,108
Feb/08	2.1163	9,000	2.2299	879
Total		191,000	2.2820	39,258

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

21.	Financial Instruments--Continued

c)	Foreign exchange risk--Continued

Additionally, the Company has a currency and interest rate swap contract at the total nominal amount of US$90,300 thousand, R$257,671 as of the contract date. Out of this total, the amount of US$54,300 thousand (R$116,382) was incurred and paid through April 30, 2008 (US$36,300 thousand (R$82,296) through April 30, 2007). The financial result arising from this transaction is recognized on a pro rata basis in the net income (loss) for the year, under Financial income (expenses), net. For the year ended April 30, 2008, the Company recorded loss from these swap transactions in the amount of R$19,167 (R$23,393 for the year ended April 30, 2007). The market value of this swap at April 30, 2008 is negative by R$45,696 (negative by R$32,063 at April 30, 2007).

At April 30, 2008 and 2007, the Company’s and its subsidiaries’ net exposure to changes in U.S. dollar exchange rate variation was as follows:

	Consolidated
	2008		2007
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	6,308	3,739	25,881	12,725
Overnight	37,161	22,025	584,967	287,609
Derivative financial instruments – assets	79,619	47,190	36,980	18,182
Notes receivable from foreigns	116,769	69,209	33,234	16,340
Related parties	16,305	9,664	-	-
Loans in foreign currency	(99,020)	(58,689)	(137,649)	(67,677)
Advances from customers	(14,803)	(8,774)	(86,166)	(42,365)
Senior Notes due in 2009	(60,415)	(35,808)	(406,780)	(200,000)
Senior Notes due in 2017	(686,559)	(406,922)	(828,430)	(407,311)
Perpetual notes	(774,154)	(458,839)	(933,630)	(459,034)
Derivative financial instruments – liabilities	(12,517)	(7,419)	-	-
Net foreign exchange exposure	(1,391,306)	(824,624)	(1,711,593)	(841,531)

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At April 30, 2008, the Company was not in possession of any interest rate derivative contracts, except for the swap agreement referred to in item c) Foreign exchange risk.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

21.	Financial Instruments--Continued

e)	Credit risk

A significant portion of sales made is by the Company and its subsidiaries to a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks.  The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f)	Debt acceleration risk

As of April 30, 2008, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others.  These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

g)	Market values

As of April 30, 2008 and 2007, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the loan related to Resolution 2471, represented by its present value, at April 30, 2008 and 2007, approximates the amounts recorded in noncurrent assets under Restricted Brazilian Treasury Bills (CTN).

The fair value of the Senior Notes maturing in 2009 and 2017, as described in Note 15, according to their market value, were 109.00% and 94.75%, respectively, of their face value at April 30, 2008.

The fair value of Perpetual Notes as described in Note 15, according to its market value, was 92.75% of its face value at April 30, 2008.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

21.	Financial Instruments--Continued

g)	Market values--Continued

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

22.	Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited information):

Products	2008	2007
Sugar (in tons)	5,068,000	5,459,000

The commitments by harvest period are as follows (unaudited):

Harvest period	2008	2007
2007/2008	-	2,507,000
2008/2009	2,787,000	2,068,000
2009/2010	2,281,000	884,000
Total	5,068,000	5,459,000

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was determined based on an estimation of the sugarcane to be milled in each geographic area. The amount to be paid by the Company will be determined at the end of each harvest period according to prices published by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

22.	Commitments--Continued

Purchase--Continued

The purchase commitments (in Tons by harvest period) as of April 30, 2008 are as follows (unaudited information):

Harvest period	2008	2007
2007/2008	-	5,743,069
2008/2009	16,541,028	5,259,707
2009/2010	14,872,415	5,123,754
2010/2011	12,222,226	3,360,875
2011/2012	10,729,106	2,578,114
Thereafter	17,716,933	3,450,398
Total	72,081,708	25,515,917

As of April 30, 2008, Cosan had a regular capacity to mill 45,000 thousand tons (unaudited information) of sugarcane during each harvest period, considering all Company units.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of R$663,150 at April 30, 2008 (R$118,516 in 2007) (unaudited information).

Leases

The Company and subsidiaries are parties to operating lease agreements, primarily related to lands for the plantation of sugarcane and seaport rights of use (concession), which expire up to the next 20 years.

Minimum payments under operating leases are recognized on a straight-line basis over the term of the lease.  Expenses referring to such contracts during the years ended April 30, 2008 and 2007 were as follows:

	2008	2007
Minimum rentals	54,397	113,890
Contingent rentals	120,594	119,341
Total	174,991	233,231

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

22.	Commitments--Continued

Leases--Continued

Future lease payments under such contracts at April 30, 2008 are:

R$
Year ended April 30:
2009	62,458
2010	61,767
2011	61,225
2012	58,199
2013	52,189
Thereafter	601,762
Total	897,600

Additionally, the Company has entered into finance lease agreements for aircrafts. At April 30, 2008 and 2007, the Company made payments in the amount of R$2,538 and R$2,685, respectively, recorded in the statements of operations, under General and administrative expenses. These lease agreement due amounts are updated based on the US dollar exchange variation, plus annual interest varying between 3% and 3.5% or the quarterly Libor rate.

The future payments related to those agreements at April 30, 2008 is R$9,585 (R$15,317 in 2007), are as follows:

	2008	2007
Year ended April 30:
2008	-	2,518
2009	1,363	2,504
2010	1,463	2,491
2011	1,785	2,477
2012	2,037	2,202
Thereafter	2,937	3,125
Total	9,585	15,317

The accounting practices adopted in Brazil do not require the recognition of finance lease agreements. Accordingly, such amounts were not recorded in the financial statements for the years ended April 30, 2008 and 2007.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

23.	Insurance (Unaudited)

At April 30, 2008, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory in the aggregate amount of R$1,031,100 and for buildings, equipment and installations at plants in the aggregate amount of R$103,046. Sugar and ethanol inventories located at different plants and warehouses are covered by separate insurance policies with various expiration dates from May 2008 to April 2009, each of them being renewable annually, usually by agreement between the parties. In particular, the Company and subsidiaries have agreements with insurance companies for equipment and products offered as guarantee for the financial transactions.

In addition, the Company has insurance covering its aircrafts, in the approximate aggregate amount of R$14,149 and civil liability insurance in the approximate amount of R$348,500, with various expiration dates from May 2008 to March 2009.

With regard to Cosan Portuária, the Company has an insurance policy for its loading terminal at the Santos Port in the aggregate amount of R$103,046, which covers from equipment to inventories maintained at the terminal.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

24.	Stock Option Plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement. On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

24.	Stock Option Plan--Continued

Stock option activity for the year ended April 30, 2008 is as follows:

	Shares	Weighted average exercise price
Outstanding at April 30, 2005	-	-
Options grant (BDM on 9.22.2005)	4,302,780	6.11
Outstanding at April 30, 2006	4,302,780	6.11
Year (BDM on 11.20.2006)	(1,132,707)	6.11
Loss of right (BDM on 11.20.2006)	(285,060)	-
Outstanding at April 30, 2007	2,885,013	6.11
Options grant (BDM on 9.11.2007)	450,000	6.11
Year (BDM on 11.19.2007)	(922,947)	6.11
Year (BDM on 12.11.2007)	(38,725)	6.11
Outstanding at April 30, 2008	2,373,341	6.11

BDM – Board of Directors Meeting

All exercised stock options had been settled with issue of new common shares up to April, 30, 2008. Should the remaining options be also exercised with issue of new common shares, present shareholders would have their shareholding interest reduced by 0.8633% after the exercise of all remaining options, without any effect on the Company results.

Accounting practices adopted in Brazil do not require the recognition of expenses with share-based compensation using options. Had the Company recorded the referred to expenses in the statements of operations, based on the amount estimated using the binomial model, net loss and net income for the years ended April 30, 2008 and 2007, respectively, would have been increased by R$13,755 and reduced by R$12,594. Had this accounting hypothesis been adopted, at April 30, 2008, one would expect that the amount of R$23,500, referring to unrecorded compensation cost related to stock options, would be accounted for over 2 years (R$29,070 at April 30, 2007, over 2 ½ years). The Company has no treasury shares.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

24.	Stock Option Plan--Continued

The fair value of the options granted under the stock option plan was estimated from the binominal model, with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price – R$	6.11	6.11
Expected exercise (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted average fair value at grant date – R$	12.35	18.19

Expected Term - Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, for whom turnover is low.

Expected Volatility – The Company has opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios.

Expected Dividends – As the Company is newly public entity, the expected dividend yield was calculated based on the current value of the stock market at grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – The Company considers the SELIC (Special System Settlement Custody) rate.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

25.	Segment Information (Consolidated)

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. The principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial customers in various sectors.

Others segment is comprised by selling cogeneration of electricity (generated from the burn of sugarcane bagasse), diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

25.	Segment Information (Consolidated)--Continued

a.	Segment information--Continued

Cosan reports net operating revenue and gross profit by operating segment, as follows:

	2008	2007
Net operating revenue by segment:
Sugar	1,428,746	2,213,453
Ethanol	1,119,095	1,185,578
Others	188,335	206,025
Total	2,736,176	3,605,056

	2008	2007
Gross profit by segment:
Sugar	181,501	804,462
Ethanol	122,164	287,635
Others	45,375	31,844
Total	349,040	1,123,941

b.	Net operating revenue by geographic area (unaudited)

The net operating revenue percentage by region is as follows:

	2008	2007
Brazil	56.1%	39.6%
Europe	35.0%	18.2%
Middle East and Asia	4.8%	28.3%
North America	3.5%	6.7%
Latin America (other than Brazil)	0.6%	1.1%
Africa	0.0%	6.1%
Total	100%	100.0%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

25.	Segment Information (Consolidated)--Continued

c.	Sales by principal customers

Sugar

The major customers for the years ended April 30, 2008 and 2007 in the sugar segment are shown below:

Market	Customer	2008	2007
International	Sucres et Denrées	23.6%	33.3%
	S.A. Fluxo	11.2%	9.5%
	Tate & Lyle International	9.2%	5.3%
	Cane International Corporation	7.2%	2.2%
	Coimex Trading Ltd	6.9%	11.5%

Ethanol

The major customers for the years ended April 30, 2008 and 2007 in the ethanol segment are shown below:

Market	Customer	2008	2007
International	Vertical UK LLP	13.6%	11.6%
	Vitol Inc.	3.5%	-
	Morgan Stanley Capital Group Inc.	2.9%	-
	Kolmar Petrochemicals	-	6.2%

Domestic	Shell Brasil Ltda.	20.1%	14.8%
	Euro Petróleo do Brasil Ltda.	14.3%	-
	Petrobrás Distribuidora S.A.	8.0%	9.2%
	Cia Brasileira de Petróleo Ipiranga	6.1%	-
	Tux Distribuidora de Combustíveis Ltda.	5.7%	-
	Manancial Distribuidora de Petróleo Ltda.	-	8.2%

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO FINANCIAL STATEMENTS--Continued
April 30, 2008 and 2007
(In thousands of reais)

26.	Acquisition of Esso Brasileira de Petróleo Ltda.

On April 23, 2008, the Company entered into a stock purchase and sale agreement with ExxonMobil International Holdings B.V. (“Exxon”) for acquiring 100% of the capital of Esso Brasileira de Petróleo Ltda. (“Esso”) and certain affiliates, holders of assets related to fuel and lubricant distribution and marketing. The operations include Esso fuel distribution activities in retail and wholesale markets, as well as aviation fuel supply.

The amount of the acquisition totals US$826 million, to be paid upon completion of the transition period, in addition to assumption of debt amounting to US$163 million and credit with related parties in the amount of US$35 million. The acquisition price may be revised at the end of the transition period, when Cosan shall pay the final acquisition amount.

Conclusion of the operation is subject to certain suspensive conditions to be met within a transition period, which consists of an intermediary period to ensure business continuity, and a phase-out transition period, including migration of both shared services provided by Exxon from other countries as well as the technology platform to an exclusive segregated environment in the Brazil operation.

At April 30, 2008, Esso management was exercised independently by Exxon, there being no sort of influence thereon by the Cosan Group. Control will be effectively taken over only after a transition period, as mentioned above.